                                               Filed pursuant to Rule 424(b)(4)
                                                     Registration No. 333-40171
PROSPECTUS

                                1,310,000 SHARES

                                      SEEC
              SOLUTIONS FOR MAXIMIZING INFORMATION RESOURCES (TM)

                                  COMMON STOCK
                          ---------------------------

         Of the 1,310,000 shares of Common Stock offered hereby, 1,030,000 shares are being sold by SEEC, Inc. (the "Company" or "SEEC") and 280,000 shares are being sold by the Selling Shareholders (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "SEEC." On February 12, 1998, the last reported sale price for the Company's Common Stock was $20.25 per share. See "Price Range of Common Stock."

         THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
        HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------------
                                                                                                      Proceeds to
                                Price to         Underwriting Discounts       Proceeds to               Selling
                                 Public            and Commissions(1)          Company(2)             Shareholders
------------------------------------------------------------------------------------------------------------------
Per Share...............          $20.00                 $1.15                   $18.85                  $18.85
------------------------------------------------------------------------------------------------------------------
Total(3)................      $26,200,000.00         $1,506,500.00           $19,415,500.00          $5,278,000.00
==================================================================================================================

1. For information regarding indemnification of the Underwriters, see "Underwriting."

2. Before deducting expenses of the offering payable by the Company, estimated at $300,000.

3. The Company and certain of the Selling Shareholders have granted the Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to a total of 196,500 additional shares of Common Stock, on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, total Price to Public will be $30,130,000, the Underwriting Discounts and Commissions will be $1,732,475, Proceeds to Company will be $20,292,025, and Proceeds to Selling Shareholders will be $8,105,500. See "Underwriting."
                            ------------------------
     The shares of Common Stock offered by the Underwriters are subject to prior sale, receipt and acceptance by them and are subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of such shares will be made through the offices of UBS Securities LLC, 299 Park Avenue, New York, New York, on or about February 19, 1998.

                            ------------------------

UBS SECURITIES
                          H.C. WAINWRIGHT & CO., INC.
                                                                 CRUTTENDEN ROTH
                                                                   INCORPORATED

February 13, 1998

     SEEC develops, markets and provides integrated and comprehensive enterprise solutions that enable large organizations and third party service providers to efficiently and effectively maintain and redevelop legacy system applications and databases. SEEC's enterprise solutions utilize a suite of software products and well-defined, repeatable methodologies that are designed to automate various functions and improve the quality, productivity and effectiveness of the maintenance and redevelopment process.

                                     GRAPH

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Financial Statements and Notes thereto appearing elsewhere in this Prospectus or incorporated herein by reference. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such difference include, but are not limited to, those discussed under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as those discussed elsewhere in this Prospectus.

                                  THE COMPANY

     SEEC develops, markets and provides integrated and comprehensive enterprise solutions that enable large organizations and third party service providers to efficiently and effectively maintain and redevelop legacy system applications and databases. SEEC's enterprise solutions utilize a suite of software products and well-defined, repeatable methodologies that are designed to automate various functions and improve the quality, productivity and effectiveness of the maintenance and redevelopment process. SEEC's enterprise solutions address the year 2000 problem and are being developed and enhanced to address client/server migration. SEEC introduced its core source code analysis technology and the first PC-based maintenance and redevelopment software product in 1992.

     Most large organizations utilize complex, proprietary mainframe computer systems for their information requirements. These legacy systems contain the core business rules, processes and data that support the mission critical operations of these organizations. Industry sources estimate that there are more than 45,000 mainframe sites and 150 billion lines of COBOL code in use worldwide. Legacy systems often are composed of a variety of hardware platforms, software applications and databases, many of which utilize different computer languages. As a result, legacy systems are often highly complex, have little or no system-wide documentation, and are difficult and expensive to maintain. Traditional maintenance and redevelopment of these legacy systems is often manual, time consuming and error-prone. According to the Gartner Group, between 60% and 80% of the average annual IT application development budget is spent on the maintenance and redevelopment of legacy applications.

     Organizations that rely on legacy systems must continually maintain and redevelop their systems, applications and databases to meet constantly changing information requirements and to incorporate technological advances. The majority of legacy system maintenance and redevelopment involves a large number of incremental or smaller scale repairs or enhancements to existing systems. Certain maintenance and redevelopment needs, however, are large-scale in nature and can impact millions of line of code. The year 2000 problem is currently the most critical large-scale legacy system maintenance project for many organizations. Given the size, scope and technical complexity of the year 2000 problem, many organizations have concluded that they will be unable to address year 2000 conversion requirements in a timely manner utilizing existing internal resources and traditional maintenance and redevelopment methodologies. Many organizations may also find it difficult to outsource year 2000 conversion projects, since many third party service providers are facing similar resource constraints. These organizations are seeking solutions that can be used internally or by third party service providers to increase efficiencies and reduce the expense of a year 2000 conversion project. One industry source estimates that the overall cost of solving the year 2000 problem worldwide will be in the range of $300 to $600 billion. Another industry source estimates that over $11 billion will be spent in the United States on software products to address the year 2000 problem.

     SEEC's enterprise solutions, including the Smart Change Factory solution for the year 2000 problem, are designed to provide customers with an integrated and comprehensive enterprise solution to a specific maintenance and redevelopment need. For example, SEEC's Smart Change Factory combines the Company's software products, third party software products, well-defined methodologies and related services to address all phases of a year 2000 conversion project. In addition, SEEC's software products utilized in the Smart Change Factory support a broad range of hardware platforms, software languages and databases. SEEC's solutions are designed to be cost effective for customers by automating various functions, accurately analyzing and identifying impacted source code, reducing manual maintenance and redevelopment efforts, and providing PC-based products that are easy to use and learn. SEEC's enterprise solutions are also designed to provide customers with the flexibility to perform maintenance and redevelopment functions in-house or outsource all or a portion of their needs to third party service providers. Since the Company's solutions are PC-based and easy to implement, use and learn, customers can easily expand the number of software licenses, personnel and hardware required to address maintenance and redevelopment needs. Currently, substantially all of the Company's revenues are derived from its year 2000 solution and software products. SEEC's solutions also support future maintenance and redevelopment needs by providing system documentation and understanding, and the ability to easily review, audit and verify any changes to source code.

     SEEC's objective is to become a leading provider of enterprise solutions for the maintenance and redevelopment of legacy systems. The Company intends to enhance and expand its offering of enterprise solutions, including enhancements to the Smart Change Factory for the year 2000 problem, further develop client/server migration solutions, and develop solutions to address the planned introduction of the European Monetary Unit. SEEC plans to leverage the year 2000 opportunity to increase sales to existing customers, attract new customers with the Smart Change Factory and provide additional enterprise solutions to an expanded customer base. The Company also intends to continue to offer enterprise solutions that appeal to a broad customer base by providing solutions that are cost effective, flexible and scalable to address a variety of maintenance and redevelopment needs.

     SEEC markets and provides its enterprise solutions to a broad range of Fortune 1000 or similarly-sized companies, governmental organizations and third party service providers through its direct sales force, third party service provider distribution partners and a distributor both domestically and internationally. Representative customers for the Company's year 2000 solutions include Aluminum Company of America, Banc One Services Corporation, Mack Trucks, Inc. and Rockwell International Corporation. Third party service providers that have licensed SEEC's year 2000 solutions include Complete Business Solutions, Inc., IBM Global Services, Intersolv, Inc., Tata Infotech Limited, and Unisys Corporation.

     The Company was incorporated under the name Software Engineering and Enhancement Center, Inc., as a West Virginia corporation, in 1988. In 1989, the Company changed its name to SEEC, Inc. and in 1992 reincorporated in Pennsylvania. When used in this Prospectus, unless the context requires otherwise, the terms "Company" and "SEEC" refer to SEEC, Inc. and its predecessor. The Company's executive offices are located at 5001 Baum Boulevard, Pittsburgh, Pennsylvania 15213 and its telephone number is (412) 682-4991.

                                  THE OFFERING

Common Stock Offered by the
Company............................    1,030,000 shares

Common Stock Offered by the Selling
  Shareholders.....................    280,000 shares

Common Stock Outstanding after this
Offering...........................    6,076,094 shares(1)

Use of Proceeds....................    To expand sales and marketing, establish
                                       additional facilities, hire new
                                       personnel, increase research and
                                       development, increase capital
                                       expenditures and for general working
                                       capital and other corporate purposes.

Nasdaq National Market Symbol......    SEEC
---------
(1) Based upon shares outstanding as of December 31, 1997. Excludes 276,122 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $8.62 per share and 207,000 shares of Common Stock issuable upon exercise of outstanding warrants at an exercise price of $8.70 per share. An additional 650,841 shares of Common Stock are reserved for issuance under the Company's stock option plans. See "Management--Stock Option Plans," "Management--Compensation of Directors," "Description of Capital Stock--Warrants and Conversion Rights" and Notes 8 and 11 of Notes to Financial Statements.

                             SUMMARY FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            NINE MONTHS
                                                                                               ENDED
                                               FISCAL YEAR ENDED MARCH 31,                 DECEMBER 31,
                                       --------------------------------------------      -----------------
                                       1993     1994      1995      1996      1997        1996     1997(1)
                                       -----    -----    ------    ------    ------      ------    -------
STATEMENT OF OPERATIONS DATA:
  Total revenues....................   $ 456    $ 864    $  785    $1,029    $2,623      $1,803    $8,243
  Total operating expenses..........     831    1,037     1,124     1,316     3,104       1,796     7,127
                                       -----    -----    ------    ------    ------      ------    ------
  Income (loss) from operations.....    (375)    (173)     (339)     (287)     (481)          7     1,116
  Total interest income (expense),
    net.............................     (41)     (49)      (57)      (55)       85         (20)      494
                                       -----    -----    ------    ------    ------      ------    ------
  Income (loss) before income
    taxes...........................    (416)    (222)     (396)     (342)     (396)        (13)    1,610
  Provision for income taxes........      --       --        --        --        --          --        62
                                       -----    -----    ------    ------    ------      ------    ------
  Net income (loss).................   $(416)   $(222)   $ (396)   $ (342)   $ (396)     $  (13)   $1,548
                                       =====    =====    ======    ======    ======      ======    ======
  Net income (loss) per common share
    (2):
    Basic...........................   $(.17)   $(.09)   $ (.16)   $ (.14)   $ (.13)     $ (.01)   $  .31
    Diluted.........................   $(.17)   $(.09)   $ (.16)   $ (.13)   $ (.13)     $ (.01)   $  .29
  Weighted average number of common
    and common equivalent shares
    outstanding (2):
    Basic...........................   2,406    2,500     2,501     2,507     3,037       2,595     5,005
    Diluted.........................   2,447    2,541     2,542     2,548     3,037       2,636     5,312

                                                                                     AS OF
                                                                              DECEMBER 31, 1997(1)
                                                                            ------------------------
                                                                                             AS
                                                                            ACTUAL       ADJUSTED(3)
                                                                            -------      -----------
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments......................   $11,727        $30,842
  Working capital........................................................    13,704         32,819
  Total assets...........................................................    16,938         36,053
  Total long-term obligations............................................        --             --
  Total shareholders' equity.............................................    14,000         33,116

---------
(1) See Note 1 of Notes to Financial Statements.

(2) Computed on the basis described in Note 17 of Notes to Financial Statements. All amounts for the periods preceding December 31, 1997 have been restated to comply with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

(3) Adjusted to give effect to the sale of 1,030,000 shares of Common Stock offered by the Company hereby at $20.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds."

                            ------------------------

     Unless otherwise indicated, all information in this Prospectus (i) reflects the 1-for-2.2094 reverse split of the Company's Common Stock effected January 15, 1997 and (ii) assumes the Underwriters' over-allotment option is not exercised. References herein to fiscal years are references to the fiscal year of SEEC ended March 31 of the year specified.

     SEEC COBOL Analyst(TM), COBOL Analyst 2000(TM), Smart Change Factory(R), COBOL Slicer(TM), Natural Analyst 2000(TM), Smart Change 2000(TM), Object Designer(TM) and Date Analyzer(TM) are trademarks, service marks or registered service marks of SEEC. This Prospectus also includes trademarks, trade names and references to intellectual property owned by other companies.

                                  RISK FACTORS

     Prospective investors in the shares offered hereby should carefully consider the risk factors, in addition to the other information contained in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

     LIMITED OPERATING HISTORY; HISTORY OF NET OPERATING LOSSES; ACCUMULATED DEFICIT. The Company was founded in 1988 and commercially introduced its first product, Cobol Analyst, in 1992. From 1992 to 1996, the Company developed and introduced its legacy system maintenance and redevelopment software products including COBOL Analyst 2000. During the first quarter of fiscal 1998, the Company introduced its Smart Change 2000 product. Accordingly, the Company has a limited operating history for all of its products and solutions, particularly its year 2000 solutions, upon which an evaluation of the Company can be based. The Company's prospects must be evaluated in light of the risks, uncertainties, expenses and difficulties encountered by companies in new and rapidly evolving markets. In order to address these risks and uncertainties, the Company must, among other things, successfully implement its sales and marketing strategy, expand its direct sales force, develop its indirect sales and marketing channels, respond to competitive and other developments in the markets in which the Company operates, attract and retain qualified personnel and continue to develop and upgrade its technology and products more rapidly than competitors. There can be no assurance that the Company will be able to successfully address such risks and uncertainties on a timely basis, if at all. The Company has incurred a net loss in each of the last three fiscal years equal to $396,000 in fiscal 1995, $342,000 in fiscal 1996 and $396,000 in fiscal 1997. At December 31, 1997, the Company had an accumulated deficit of $580,000 and total shareholders' equity of $14.0 million. Although the Company had net income for the first nine months of fiscal 1998, there can be no assurance that the Company will be able to achieve or sustain revenue growth, profitability or positive cash flow on either a quarterly or annual basis in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Financial Statements.

     SIGNIFICANT FLUCTUATIONS IN QUARTERLY OPERATING RESULTS. The Company has experienced, and expects to continue to experience, significant fluctuations in its quarterly operating results. There can be no assurance that the Company will be profitable in any particular quarter. Quarterly operating results may fluctuate due to a variety of factors, including the budgeting and purchasing practices of the Company's customers, which affect the volume and timing of product orders and solution engagements received by the Company, the timing or the announcement and introduction of new products and product enhancements by the Company and competitors, market acceptance of new products, the mix of direct and indirect sales, the mix of license fee and services revenues, the mix of maintenance, training and consulting services within services revenues, the number and timing of new hires, the loss of any key, sales, marketing or professional services personnel, the length of its sales cycles, competitive conditions in the industry and general economic conditions. The Company has historically recognized a significant portion of its revenues in the last month of a quarter, with these revenues frequently concentrated in the last week of a quarter. As a result, license fee revenue in any quarter is substantially dependent on orders booked and shipped in the last month and last week of that quarter. Further, the Company's enterprise solutions business is expected to be characterized by significant customer concentration and relatively large projects. The Company operates with little or no backlog and, as a result, the Company's revenues for a particular quarter are generally dependent on orders received during that quarter, including large orders. The failure to receive a large order in a given quarter could materially and adversely affect the Company's operating results for that quarter. The Company's expenses are based, in part, upon anticipated revenue levels and planned projects and the Company may not be able to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. Accordingly, the timing of product shipments or achievement of specified performance milestones on certain customer solution engagements could cause variations in operating results from period to period and could result in quarterly losses if shipments are not made or milestones are not achieved within the quarter anticipated. Due to the foregoing factors, the Company believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The Company has limited ability to forecast future revenues and it is likely that in some future quarters the Company's operating results will be below the expectations of securities analysts and investors. In the event that operating results are below expectations, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, operating results or financial condition, the price of the Company's Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     DEPENDENCE ON YEAR 2000 SOLUTIONS; NEED TO DEVELOP ADDITIONAL PRODUCTS AND SOLUTIONS. The Company currently generates substantially all of its revenues from its year 2000 solutions and such solutions are expected to continue to account for a significant portion of the Company's revenues for the next few years. Accordingly, the Company's operating results will depend, in large part, on achieving broader market acceptance for such solutions. A failure to increase demand for such solutions or an increase in competition in the market for such solutions, would have a material adverse effect on the Company's operating results and financial condition. Although the Company believes that the demand for its year 2000 solutions will continue to exist for some time after the year 2000, this demand will diminish significantly over time and will eventually disappear. In order to achieve sustained growth, the Company must develop and successfully market new products and solutions to address additional markets. The Company's strategy is to leverage the market recognition and business relationships it achieves through sales of its year 2000 solutions to enhance its efforts in other markets. There can be no assurance, however, that the Company will be successful in generating business by selling additional products or solutions to its year 2000 customers or new customers, or, if it does, that such products and solutions will achieve market acceptance at a rate sufficient to maintain growth, or even to offset declines in revenues generated by its year 2000 solutions. In addition, by dedicating significant resources during the next several years to year 2000 products and solutions, the Company's ability to continue to develop and deliver other products and solutions could be materially and adversely affected. The Company's year 2000 solutions incorporate SEEC's core technology and may be utilized by SEEC's customers for future ongoing and additional maintenance and redevelopment tasks. There can be no assurance that such customers will utilize SEEC's core technology for non-year 2000 maintenance and redevelopment tasks or that significant revenues will result from such utilization. The failure to diversify and develop additional products and solutions would have a material adverse effect on the Company's business, operating results and financial condition.

     UNCERTAINTY OF CURRENT AND FUTURE DEMAND FOR YEAR 2000 SOLUTIONS. The Company is currently focusing a significant portion of its efforts on the marketing and sale of products and enterprise solutions for year 2000 assessment, planning, remediation and testing. Although the Company believes that the market for products and solutions addressing the year 2000 problem will grow significantly as the year 2000 approaches, there can be no assurance that this market will develop to the extent anticipated by the Company. In addition, organizations affected by the year 2000 problem may not be willing or able to allocate the financial or other resources required to address the problem in a timely manner. Many organizations may attempt to resolve the problem internally rather than purchase products and solutions from the Company or its competitors. Due to these factors, development of the market for products and solutions addressing the year 2000 problem is uncertain and unpredictable. If the market fails to increase, or increases more slowly than anticipated, the Company's business, operating results and financial condition could be materially and adversely affected.

     The Company's year 2000 solutions provide automated solutions for many year 2000 assessment, planning, remediation and testing tasks and procedures. There can be no assurance that potential customers will perceive the benefits of such automation of various year 2000 conversion tasks, and therefore they may determine to perform manually all aspects of the year 2000 solution process. In addition, many other organizations may outsource completely such work to outside service providers that use their own software products or license products from the Company's competitors. See "Business."

     ABILITY TO MANAGE CHANGE AND RAPID GROWTH. The Company has recently experienced significant changes in its business, such as the development of new products and solutions, including year 2000 solutions, significant revenue growth and expansion of operations. These changes have placed, and are expected to continue to place, significant demands on its management and operations. The Company's ability to manage its operations will require the Company to improve its financial and management controls, reporting systems and billing and collection practices and procedures on a timely basis and effectively expand, train and manage its work force. The Company has recently expanded its direct sales force and is in the process of training and deploying the new members of its sales force. The performance of these new sales personnel has not been established, and it is anticipated that it will be several months before the Company will be able to accurately evaluate the performance of such personnel. The failure of such personnel to perform as anticipated and achieve their sales goals, or any delay in achieving such goals could have a material adverse effect on the Company's business, operating results and financial condition. The Company has also expanded its operations by opening new offices in new geographic regions. No assurance can be given that such new offices will be successful in generating additional revenues or that any such revenues will be sufficient to cover the costs of opening and operating such offices. The Company's future growth, should it occur, may require the Company to manage a number of large projects in different geographic locations. There can be no assurance that the Company will be able to do so effectively. The Company's failure to do so could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the development of the market for products and solutions addressing the year 2000 problem is uncertain, unpredictable and subject to rapid change. The Company's failure to respond to such changes and adapt its solutions and strategies accordingly could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     ABILITY TO ADDRESS TECHNOLOGICAL CHANGES AND CUSTOMER REQUIREMENTS; NEW PRODUCTS AND SOLUTIONS. The Company's future success will depend, in large part, on its ability to enhance its current products and develop or acquire new products to keep pace with evolving industry standards, technological developments and provide additional functionality to address changing customer needs. This will require, among other things, that the Company build interfaces with third party products and adapt to changing industry standards. There can be no assurance that the Company will be successful in developing or acquiring product enhancements or new products, that it can introduce such products or enhancements on a timely basis, or that any such products or enhancements will be successful in the marketplace. The Company's delay or failure to develop or acquire products that keep pace with evolving industry standards and technological developments or provide additional functionality to address changing customer needs could have a material adverse effect on its business, operating results and financial condition. The Company currently has a number of product enhancement and new product development efforts underway including (i) enhancing Smart Change 2000 to provide customers with an option to include automated date field expansion as one aspect of its source code correction for year 2000 conversion, (ii) adding automated source code renovation features to Natural Analyst 2000, (iii) further enhancement of COBOL Slicer for test coverage analysis, (iv) providing support for Unisys 2200, (v) integrating its software products with third party testing products to provide an integrated solution for testing applications remediated for the year 2000, and (vi) enhancement of its Object Designer product for client/server migration. The Company's product development efforts are expected to require substantial additional investment by the Company. There can be no assurance that the Company will have sufficient resources to make the necessary investment or that it will not experience difficulties that could delay or prevent the successful development, introduction or marketing of new products or enhancements. In addition, there can be no assurance that such products or enhancements will meet the requirements of the marketplace or achieve market acceptance. In addition, there can also be no assurance that new technologies will not be developed by one or more third parties that render the Company's products and solutions obsolete. See "Business--Research and Development."

     INTENSE COMPETITION. The market for the Company's enterprise solutions and software products, and in particular its products and solutions for the year 2000 problem, is intensely competitive and is characterized by rapid change in technology and user needs and the frequent introduction of new products and solutions. The Company's principal competitors in the software products market include Computer Associates International, Inc., Compuware Corp., MicroFocus Group Public Limited Company, Peritus Software Services, Inc. and VIASOFT, Inc. ("VIASOFT"). Many of the Company's potential customers are outsourcing their year 2000 conversion work to outside service providers. Accordingly, the Company also competes indirectly, and its third party service providers compete directly, with large service providers such as Cap Gemini America, Computer Horizons Corp., IBM Global Services ("IBM"), Information Management Resources Incorporated, Keane,

Inc. and the Big Six accounting firms. Certain of these service providers have developed or acquired proprietary software products. In addition, certain of these services providers have elected to use software products offered by the Company's competitors and may be unable or unwilling to change software vendors. Many of the Company's competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than the Company. In addition, there can be no assurance that the Company's competitors will not form joint ventures, business combinations or other strategic alliances and develop or offer comprehensive enterprise solutions which further compete with the Company's products and solutions. The announcement of such developments, prior to release, may result in potential customers delaying their purchasing decisions while they evaluate the new competitive products. Certain of the Company's current or potential competitors also serve as sales channels for the Company's products and solutions and may elect to discontinue their sales efforts for the Company's products or solutions or to commence or increase their promotional and sales efforts for their own products and solutions. The Company believes that the principal factors affecting competition in its markets include product performance and reliability, product functionality, ability to respond to changing customer needs, ease of use, training, quality of support and price. Other than technical expertise and, with respect to the year 2000 solutions market, the limited time available to enter the market, there are no significant proprietary or other barriers to entry that could keep potential competitors from developing or acquiring similar products or providing competing solutions in the Company's market.

     The Company's ability to compete successfully in the sale of enterprise solutions and software products will depend in large part upon its ability to attract new customers, sell products and solutions, expand its direct sales force and its indirect sales and marketing channels, deliver and support product enhancements to its existing and new customers and respond effectively to continuing technological change by developing new solutions and products. There can be no assurance that the Company will be able to compete successfully in the future, or that future competition for product sales and solutions or other competitive factors will not have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Competition."

     UNCERTAINTY OF FURTHER MARKET ACCEPTANCE OF SEEC'S ENTERPRISE SOLUTIONS AND PRODUCTS. Failure of the Company to achieve further market acceptance of its enterprise solutions and software products will have a material adverse effect on the Company's business, operating results and financial condition. The Company's future revenues from sales of products and solutions are expected to be dependent on market acceptance of the use of PC-based software products by large organizations as a solution platform for legacy system maintenance and redevelopment and client/server migration. Currently, most maintenance and redevelopment software products are designed for use on mainframe platforms. Although the Company believes that PC-based products and solutions have certain advantages over mainframe-based solutions, PC-based products are relatively new and not widely used. A large number of decision-makers who might evaluate the Company's enterprise solutions and software products are experienced in mainframe operating environments and may not readily accept PC-based solutions and products. Additional marketing and educational activities will be necessary to convince the legacy system maintenance and redevelopment market of the advantages of PC-based solutions. Failure to achieve wider market acceptance of PC-based solutions could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company has developed products for the migration of existing COBOL software applications from legacy systems to client/server architectures. The Company has not attempted to market and sell such products to date and there can be no assurance that they will achieve market acceptance in the future. The Company anticipates that migration from legacy systems to client/server systems will be gradual, particularly for large customized applications. Many organizations perceive a high degree of risk and expense in migrating entire applications from a mainframe environment to a client/server system. The Company has not yet developed enterprise solutions or developed or commercialized software products designed specifically for integration of legacy systems with client/server systems including ERP packaged software, data warehousing or data mining systems and there is no assurance that the Company will be able to adapt its existing products and solutions to these problems. The market for such products and solutions may not develop to the extent or in the time periods anticipated by the Company. See "Business."

     RISK OF PRODUCT DEFECTS OR DEVELOPMENT DELAYS. Software products such as those offered by the Company often encounter development delays and may contain undetected errors or failures when introduced or when new versions are released. The Company has in the past experienced certain delays in the development of its software. Although the Company has not experienced any material adverse effects resulting from any such errors or delays to date, there can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new products or releases after commencement of commercial shipments, or that the Company will not experience development delays, resulting in delays in the shipment of products and a loss or delay in market acceptance, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Research and Development."

     POTENTIAL FOR PRODUCT LIABILITY. The Company's enterprise solutions and products often are utilized to perform maintenance and redevelopment functions on mission-critical components of its customers' information systems. The programs and data contained in these systems are often necessary for the continuation of the customer's business and are critical to the operations and financial performance of the customer. Any failure of these systems could have a material adverse effect upon the Company's customers and could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. In connection with the license of its products and the sale of its services, the Company attempts to limit contractually its liability for damages arising from negligent acts, errors, mistakes or omissions. Despite this precaution, there can be no assurance that the limitations of liability set forth in its customer contracts would be enforceable or would otherwise protect the Company from liability for damages. Additionally, the Company maintains general liability insurance coverage with limits of $1 million per occurrence and $1 million aggregate coverage and excess liability insurance coverage with limits of $6 million per occurrence and $6 million aggregate coverage. However, there can be no assurance that such coverage will continue to be available on acceptable terms, or will be sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverages or changes in the Company's insurance policies, such as premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on the Company's business, operating results and financial condition.

     RISKS ASSOCIATED WITH SALES CHANNELS. The Company's ability to achieve significant revenue growth in the future will depend, in part, on its success in recruiting and training sufficient direct sales personnel and expanding the number of third party service providers which utilize or market the Company's products. Although the Company is currently investing, and plans to continue to invest, significant resources to develop and expand its direct sales force and expand its network of third party service providers, the Company has at times experienced and may continue to experience difficulty in recruiting qualified personnel for its direct sales force and entering into or maintaining relationships with third party service providers. There can be no assurance that the Company will be able to maintain or successfully expand its direct sales force or network of service providers or that any such expansion will result in an increase in revenue. Any failure by the Company to expand its direct sales force or network of service providers could have a material adverse effect on the Company's business, operating results and financial condition. In addition, if the Company is successful in expanding its direct sales force, there can be no assurance that its direct sales personnel will be successful in increasing the Company's revenue to a sufficient extent to cover the increased expenses associated with such expansion. The Company's agreements with its third party service providers are generally non-exclusive, and some may be terminated by either party without cause. The Company's third party service providers are not within the control of the Company, are not obligated to purchase products from the Company and may also offer their own product lines and solutions or represent or refer product lines or solutions offered by the Company's competitors. There can be no assurance that these service providers will continue their current relationships with the Company or that they will not give higher priority to the sale or referral of other products or solutions, including products or solutions of the Company's competitors. A reduction in sales efforts or discontinuance of sales or referrals of the Company's products by third party service providers could lead to reduced sales and could materially and adversely affect the Company's business, operating results and financial condition. Certain of the Company's current or potential competitors also serve as sales channels for the Company's solutions and may select to discontinue their sales efforts for the Company's products or solutions or to commence or increase their promotional and sales efforts for their own products and solutions.

     The Company's strategy of marketing its products directly to end users and indirectly through third party service providers may result in distribution channel conflicts. The Company's direct sales efforts may compete with those of its indirect sales channels and, to the extent one or more third party service provider targets the same customer, such service providers may come into conflict with each other. There can be no assurance that channel conflicts will not materially and adversely affect the Company's relationships with its customers or third party service providers or its ability to attract additional service providers. See "Business--Sales, Marketing and Distribution."

     RELIANCE ON CERTAIN RELATIONSHIPS. The Company has established strategic relationships with a number of organizations that it believes are important to its worldwide sales, marketing and support activities. The Company's relationships with its service providers such as Complete Business Solutions, Inc. ("Complete Business Solutions"), IBM and Unisys Corp. ("Unisys") expand the distribution of its products. There can be no assurance that the Company's service providers, many of which have significantly greater financial and marketing resources than the Company, will not develop or market software products which compete with the Company's products in the future or will not otherwise discontinue their relationships with or support of the Company. The failure by the Company to maintain its existing relationships or to establish new relationships in the future could have a material adverse effect of the Company's business, operating results and financial condition. See "Business--Sales, Marketing and Distribution."

     DEPENDENCE ON MAJOR CUSTOMERS AND LARGE CONTRACTS; CUSTOMER CONCENTRATION. Historically, a relatively small number of customers have accounted for a significant percentage of the Company's revenues. During fiscal 1995, 1996 and 1997, revenues from Complete Business Solutions were $319,000, $330,000 and $493,000, which accounted for 41%, 32% and 19%, respectively, of the Company's total revenues in each of these periods. Two other customers in fiscal 1995 and three other customers in fiscal 1996 accounted for 15% and 32% of the Company's total revenues, respectively. During the first nine months of fiscal 1998, revenues from IBM and VIASOFT accounted for 11% and 9% of total revenues, respectively. Three customers during the first and third quarters of fiscal 1998, and four customers during the second quarter of fiscal 1998, accounted for approximately 50% of the Company's total revenues in those quarters.

     There can be no assurance that these customers will continue to license the Company's products or purchase the Company's solutions in the future. If the Company is unable to add new customers that make significant purchases of the Company's products or solutions or reduce its dependence on large orders from relatively few customers, the loss of, or significant reduction in orders from, any of such customers could materially and adversely affect the Company's business, operating results and financial condition. See "Business--Customers" and Notes 4, 6 and 7 to Financial Statements.

     DEPENDENCE ON OFFSHORE SOFTWARE DEVELOPMENT. A significant element of the Company's business strategy is to continue to leverage its relationship with ERA Software Systems Private Limited ("ERA"), an Indian software development company. ERA owns 226,305 shares of Common Stock of the Company or approximately 4% of the outstanding Common Stock of the Company upon completion of this Offering. Ravindra Koka, the President, a director and principal shareholder of the Company, and Shankar Krish, an employee of the Company, are directors and significant shareholders of ERA. SEEC believes that the use of an offshore software development center will provide the Company with a potential cost advantage over some of its competitors. In the past, India has experienced significant inflation and other economic difficulties and has been subject to significant currency fluctuations. The Indian government has exercised and continues to exercise significant influence over many aspects of the Indian economy, and Indian government actions concerning the economy could have a material adverse effect on private sector entities. During the past several years, India's government has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the software development industry. Certain of those benefits which have directly affected the Company include, among others, tax holidays, liberalized import and export duties, and preferential rules concerning foreign investment and repatriation. Notwithstanding these benefits, however, India's central and state governments remain signifi-cantly involved in the Indian economy as regulators. The elimination of any of these benefits could have a material adverse effect on the Company's business, operating results and financial condition. Further, no assurance can be given that the Company will not be materially and adversely affected by future changes in inflation, interest rates, currency valuation, taxation, social stability or other political, economic or diplomatic developments in or affecting India. See "--Certain Transactions; Potential Conflicts of Interest," "Business-- Research and Development" and "Certain Transactions."

     RISK OF DOING BUSINESS IN INTERNATIONAL MARKETS. In fiscal 1997 and in the first nine months of fiscal 1998, approximately 16% and 18%, respectively, of the Company's revenues were from international customers, including sales to ERA. The Company expects that international revenues will account for an increasingly significant percentage of the Company's revenues. The Company has formed a wholly-owned subsidiary in the United Kingdom and plans to expand its operations in international markets. As a result, the Company will be subject to a number of risks, including, among other things, difficulties relating to administering its business globally, managing foreign operations, currency fluctuations, restrictions against the repatriation of earnings, export requirements and restrictions, and multiple and possibly overlapping tax structures. In addition, the Company, from time to time, may experience a decrease in sales in certain foreign countries as a result of general economic conditions in such countries. These risks could have a material adverse effect on the Company's business, operating results and financial condition. In addition, acceptance of the Company's products in certain international markets may require exclusive, time-consuming and costly modifications to the Company's products to localize the products for use in particular markets. Any earnings generated in countries other than the United States may be permanently invested outside the United States or may be subject to considerable taxation if repatriated to the United States. The Company expects to incur significant costs in foreign currencies to enhance its marketing, sales and distribution in other countries. In contrast, the Company presently generates most of its revenue in U.S. dollars. Accordingly, the Company is subject to risks that, as a result of currency fluctuations, the translation of foreign currencies into U.S. dollars for accounting purposes could adversely affect its operating results. Historically, the Company's foreign exchange transactions have not been significant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales, Marketing and Distribution."

     DEPENDENCE ON KEY PERSONNEL. The Company's success will depend, in part, upon its ability to hire and retain key senior management and skilled technical, professional services and sales and marketing personnel. In particular, the Company's operations, including its strategic direction, sales and research and development efforts, are dependent on Ravindra Koka, the Company's President and Chief Executive Officer. Although the Company believes it will be able to hire qualified personnel for such purposes, an inability to do so could materially and adversely affect the Company's ability to market, sell, develop and enhance its enterprise solutions and products. The market for qualified personnel has historically been, and the Company expects that it will continue to be, intensely competitive and the process of locating and hiring qualified personnel can be difficult, time-consuming and expensive. Specifically, the demand for experienced COBOL project managers and programmers is expected to continue to increase significantly over the next several years, particularly as a result of the year 2000 problem. The Company has recently hired senior financial and sales managers and intends to hire other senior management personnel in the near future. The Company's success will depend in part on the successful assimilation and performance of these individuals. The loss of one or more of its key employees, in particular, Mr. Koka, or the Company's inability to hire and retain other qualified employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company has employment agreements with certain key employees, including Mr. Koka, but does not maintain key man life insurance on any its employees. See "Management."

     DEPENDENCE ON PROPRIETARY RIGHTS. The Company's success is heavily dependent upon its proprietary technology. The Company regards its enterprise solutions and software products as proprietary and attempts to protect them under a combination of copyright, trade secret and trademark laws as well as by contractual restrictions on employees and third parties. Despite these precautions, it may be possible for unauthorized parties to copy the Company's software or to reverse engineer or otherwise obtain and use information the Company regards as proprietary. The Company has no patents, and existing trade secret and copyright laws provide only limited protection. Certain provisions of the license and distribution agreements generally used by the Company, including "shrink-wrap" license agreements, including provisions protecting against unauthorized use, copying, transfer and disclosure, may be unenforceable under the laws of certain jurisdictions, and the Company is required to negotiate limits on these provisions from time to time. Policing unauthorized use of the Company's products is difficult and, while the Company is unable to determine the extent to which piracy of its software exists, software piracy is expected to be a persistent problem, particularly in international markets and as a result of the growing use of the Internet. Certain third parties have been provided access to the source code for certain of the Company's products. Access to source code may increase the possibility of misappropriation or misuse of the Company's software. The Company's close relationship with certain third party service providers increases the risk that such providers may attempt to use the Company's proprietary products and methodologies to develop their own solutions that compete with those of the Company. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the steps taken by the Company will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. In addition, the Company's solutions depend, to a certain extent, on the ability of the Company to build interfaces with third party software products, which are subject to the proprietary rights of such third parties. There can be no assurance that such third parties will continue to support or update such products or that the Company will continue to have the access to such products necessary to offer the interfaces as a component of the Company's solutions.

     Significant and protracted litigation may be necessary to protect the Company's proprietary rights, to determine the scope of the proprietary rights of others or to defend against claims for infringement. The Company is not aware that any its products, trademarks or other proprietary rights infringe the proprietary rights of third parties and the Company is not currently involved in any litigation with respect to proprietary rights. Infringement claims against software developers are likely to increase as the number of functionally similar products in the market increases. There can be no assurance that third party claims, with or without merit, alleging infringement will not be asserted against the Company in the future. Such assertions, whether with or without merit, can be time consuming and expensive to defend and could require the Company to cease the use and sale of infringing products, trademarks or technologies, to incur significant litigation costs and expenses and to develop or acquire non-infringing technology or to obtain licenses to the alleged infringing technology. There can be no assurance that the Company would be able to develop or acquire alternative technologies or to obtain such licenses on commercially acceptable terms or at all, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business-- Proprietary Rights."

     FIXED-PRICE CONTRACTS. From time to time, the Company offers year 2000 assessment and remediation solutions on a fixed-price basis, rather than on a time and materials basis. These contracts are typically terminable by either party upon written notice. Although the Company uses its past experiences to reduce the risks associated with estimating, planning and performing fixed-price projects, the Company has a limited history of such projects on which to make such estimates. The Company's failure to estimate accurately the resources, costs and times required for a project or its failure to complete its contractual obligations within the time frame committed could result in cost overruns and reduced margins and could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Pricing of Products and Professional Services."

     VOLATILITY OF STOCK PRICE. The market prices of companies addressing the year 2000 problem, including the Company, have been highly volatile. The Common Stock has experienced a significant increase in its market price since the Company's initial public offering in January 1997. There can be no assurance that such rate of increase can be sustained. The market price of the Common Stock is likely to continue to be highly volatile and may increase or may decrease significantly as a result of factors such as actual or anticipated fluctuations in the Company's operating results, general conditions in the computer hardware and software industries, announcements of new products, technological innovations or new contracts by the Company or by its competitors, developments with respect to patents, copyrights or proprietary rights, general market conditions and other factors. In addition, in recent years the stock market in general, and the shares of technology companies in particular, have experienced extreme price fluctuations. These broad market and industry fluctuations, over which the Company has no control, may materially and adversely affect the market price of the Common Stock. In addition, shortfalls in sales or earnings as compared with securities analysts' expectations, changes in such analysts' recommendations or projections and general economic conditions, may materially and adversely affect the market price of the Common Stock.

     CERTAIN TRANSACTIONS; POTENTIAL CONFLICTS OF INTEREST. The Company has engaged in certain material transactions with certain of its management and shareholders and maintains certain material business relationships with ERA, a significant shareholder of the Company. Ravindra Koka, the President, a director and a principal shareholder of the Company, and Shankar Krish, a key employee of the Company, are directors and significant shareholders of ERA. See "Business--Research and Development," "Certain Transactions--ERA Relationship" and Notes 6 and 7 to Financial Statements.

     SIGNIFICANT UNALLOCATED NET PROCEEDS; BROAD DISCRETION OF MANAGEMENT. The Company intends to use the net proceeds of this Offering to develop its international sales and marketing efforts, expand its domestic sales and marketing efforts, establish additional facilities, hire additional personnel, increase research and development for its enterprise solutions, increase capital expenditures and for working capital and other general corporate purposes. In addition, the Company may use a portion of the net proceeds of this Offering to develop or acquire complementary businesses, products or technologies. There are no current agreements or understandings with respect to any acquisitions, investments or other transactions. Pending such uses, the Company intends to invest the net proceeds from this Offering in short-term, investment-grade, interest-bearing securities. The Company has no other specific uses for the proceeds of this Offering, and the exact use of the proceeds will be subject to the discretion of management. See "Use of Proceeds."

     INFLUENCE BY CERTAIN EXISTING SHAREHOLDERS. Upon completion of this Offering, the Company's officers, directors and their affiliates will own beneficially an aggregate of approximately 21% of the outstanding shares of Common Stock (approximately 20% if the Underwriters' over-allotment option is exercised in full). As a result, these shareholders will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Principal Shareholders and Holdings of Management."

     SHARES ELIGIBLE FOR FUTURE SALE; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET PRICES. Sales of a substantial number of shares of the Common Stock in the public market following this Offering, or the perception that such sales could occur, could materially and adversely affect the market price for the Common Stock. Immediately following the consummation of this Offering, there will be 6,076,094 shares of Common Stock issued and outstanding. Of these, the 1,310,000 shares offered hereby and the 2,070,000 shares sold in the Company's initial public offering will be freely tradable in the United States (except by affiliates of the Company) without restriction or further registration under the Securities Act. The remaining 2,696,094 shares are "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act ("Rule 144"). In addition, the holders of 2,262,788 shares (of which 280,000 are being sold in this Offering) and options to purchase approximately 51,569 shares of Common Stock will be subject to lock-up arrangements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 90 days following the date of this Prospectus without the prior written consent of UBS Securities LLC. Certain of the existing shareholders of the Company and the managing underwriters of the Company's initial public offering have registration rights for the Common Stock they own and accordingly will have the ability to exercise such rights and sell their Common Stock free of any volume and other limitations imposed by Rule 144. Except for the exercise of stock options pursuant to the Stock Option Plans and the exercise of certain outstanding warrants, the Company and its directors, executive officers and certain of its shareholders have agreed with the Underwriters not to sell any Common Stock for 90 days from the date of this Prospectus without the prior written consent of the UBS Securities LLC. No prediction can be made as to the effect, if any, that sales of securities or the availability of securities for sale will have on the market price of the shares of Common Stock prevailing from time to time. See "Shares Eligible for Future Sale" and "Underwriting."

     ANTITAKEOVER MEASURES. The Company's Bylaws divide the Board of Directors into three classes, with each class to be as equal in number of directors as possible. At each annual meeting of shareholders, directors are elected for three-year terms to succeed the directors of the class whose terms are expiring. In accordance with the Pennsylvania Business Corporation Law (the "BCL"), directors serving on classified boards of directors may only be removed from office for cause. In addition, under the Company's Articles of Incorporation, the Board of Directors has the authority to fix the rights and preferences of, and issue shares of, Preferred Stock without further action of the shareholders. Therefore, Preferred Stock could be issued, without shareholder approval, that could have voting, liquidation and dividend rights superior to that of the Common Stock. The issuance of Preferred Stock could materially and adversely affect the voting power of holders of Common Stock and the likelihood that such holders of Common Stock would receive dividend payments and payments on liquidation. The Company has no present plan to issue any shares of Preferred Stock. One or all of these provisions could, under certain circumstances, operate to delay, deter or prevent a change in control of the Company or limit the price that potential acquirors or investors may be willing to pay in the future for the Company or shares of its Common Stock.

     UNLIKELY TO DECLARE DIVIDENDS. The Company has never declared or paid cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently anticipates that it will retain future earnings, if any, to fund its operations. See "Dividend Policy."

     DILUTION OF NEW INVESTORS. Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of each share of the Common Stock purchased by them. Such purchasers will experience further dilution upon the exercise of outstanding options and warrants. See "Dilution" and "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,030,000 shares of Common Stock offered hereby at $20.00 per share are estimated to be approximately $19.1 million, after deduction of underwriting discounts and commissions and estimated expenses payable by the Company. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

     The Company intends to use the net proceeds of this Offering to develop its international sales and marketing efforts, expand its domestic sales and marketing efforts, establish additional facilities, hire additional personnel, increase research and development for its enterprise solutions, increase capital expenditures and for working capital and other general corporate purposes. In addition, the Company may use a portion of the net proceeds of this Offering to develop or acquire businesses, products or technologies complementary to its current business. The amounts actually expended for each such purpose may vary significantly and are subject to change in the Company's discretion depending upon certain factors, including economic or industry conditions, changes in the competitive environment and strategic opportunities that may arise.

     Although the Company from time to time engages and has engaged in discussions with respect to possible acquisitions, it has no present plans, intentions, understandings, commitments or agreements with respect to any such transaction. Pending such uses, the Company intends to invest the net proceeds from this Offering in short-term, investment-grade, interest-bearing securities. The Company has no other specific uses for the proceeds of this Offering, and the exact use of the proceeds will be subject to the discretion of management. Management believes that cash flow from operations and the net proceeds of the Offering will be sufficient to meet the Company's future cash flow needs for at least one year following the Offering. In the longer term, the Company may require additional sources of capital to fund future growth. Such sources of capital may include additional equity offerings or debt financings.

                          PRICE RANGE OF COMMON STOCK

     The following table presents information on the price range of the Common Stock (Nasdaq National Market symbol "SEEC") beginning at the Company's initial public offering in the fourth quarter of fiscal 1997. This information indicates the high and low reported closing prices on the Nasdaq Small Cap market through May 7, 1997 and the Nasdaq National Market thereafter.

                                                                      HIGH       LOW
                                                                     ------     ------
        1997
          Fourth quarter (commencing January 22, 1997)............   $11.25     $ 7.50

        1998
          First quarter...........................................   $24.00     $ 8.13
          Second quarter..........................................   $37.38     $16.38
          Third quarter...........................................   $28.50     $15.13
          Fourth quarter (through February 12, 1998)..............   $21.75     $16.25

     As of December 31, 1997, there were approximately 1,600 holders of record of the Common Stock. A recent last reported sale price on the Nasdaq National Market for the Common Stock is set forth on the cover page of this Prospectus.

                                DIVIDEND POLICY

     SEEC has never declared or paid any cash dividends on its Common Stock. SEEC intends to continue to retain its earnings, if any, to finance the development and growth of its business. Consequently, SEEC does not expect to pay cash dividends in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table presents the capitalization of the Company as of December 31, 1997, as adjusted to give effect to the sale by SEEC of the 1,030,000 shares of Common Stock offered hereby by SEEC at $20.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

                                                                            AS OF DECEMBER 31,
                                                                                   1997
                                                                           --------------------
                                                                                          AS
                                                                           ACTUAL      ADJUSTED
                                                                           -------     --------
                                                                              (IN THOUSANDS)
Shareholders' Equity:
  Preferred Stock, no par value, 10,000,000 shares authorized, no shares
     issued and outstanding.............................................   $    --     $     --
  Common Stock, $.01 par value, 20,000,000 shares authorized, 5,046,094 shares issued and outstanding; 6,076,094 shares issued and
     outstanding as adjusted (1)........................................        50           61
  Additional paid-in capital............................................    14,507       33,612
  Accumulated deficit...................................................      (580)        (580)
  Unrealized gains on investments.......................................        23           23
                                                                           -------     --------
     Total shareholders' equity.........................................    14,000       33,116
                                                                           -------     --------
     Total capitalization...............................................   $14,000     $ 33,116
                                                                           =======     ========

---------

(1) Excludes 276,122 shares of Common Stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $8.62 per share and 207,000 shares of Common Stock issuable upon exercise of outstanding warrants at an exercise price of $8.70 per share. An additional 650,841 shares of Common Stock are reserved for issuance under the Company's stock option plans. See "Management--Stock Option Plans," "Management--Compensation of Directors," "Description of Capital Stock-- Warrants and Conversion Rights" and Notes 8 and 11 to Financial Statements.

                                    DILUTION

     The net tangible book value of SEEC as of December 31, 1997 was $14.0 million, or approximately $2.77 per share of Common Stock. Net tangible book value per share of the Common Stock is equal to the book value of SEEC's total assets less the book value of its total liabilities, divided by the total number of shares of Common Stock outstanding as of December 31, 1997. After giving effect to the sale by SEEC of the 1,030,000 shares of Common Stock offered hereby by SEEC and after deducting the underwriting discount and the estimated offering expenses payable by SEEC, the pro forma net tangible book value of SEEC at December 31, 1997 would have been $33.1 million, or $5.45 per share. This represents an immediate increase in the net tangible book value of $2.68 per share to existing holders of Common Stock and an immediate dilution of $14.55 per share to the persons purchasing shares of Common Stock at the assumed public offering price. The following table illustrates this per share dilution:

    Public offering price......................................................     $20.00
      Net tangible book value per share at December 31, 1997...........   $2.77
      Increase attributable to new investors...........................    2.68
                                                                          -----
    Pro forma net tangible book value after the Offering.......................       5.45
                                                                                    ------
    Dilution per share to new investors........................................     $14.55
                                                                                    ======

     The calculation of pro forma net tangible book value and the other computations above assume no exercise of outstanding options and warrants. At December 31, 1997, there were outstanding options to purchase 276,122 shares of Common Stock at a weighted average exercise price per share of $8.62 and warrants to purchase 207,000 shares of Common Stock at an exercise price per share of $8.70. To the extent that outstanding options and warrants are exercised, there will be further dilution to new investors. See "Management--Stock Option Plans," "Management--Compensation of Directors," "Description of Capital Stock--Warrants and Conversion Rights" and Notes 8 and 11 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

    The following selected financial data is qualified in its entirety by, and should be read in conjunction with, the Company's Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. Portions of the selected financial data presented below have been derived from the Company's financial statements which have been audited by BDO Seidman, LLP, independent certified public accountants, whose report covering the balance sheets as of March 31, 1996 and 1997 and the statements of operations, changes in shareholders' equity (deficit) and cash flows for each of the fiscal years ended March 31, 1995, 1996 and 1997 is included elsewhere herein. The statement of operations data for the year ended March 31, 1993 and the balance sheet data as of March 31, 1993 and March 31, 1994 are derived from unaudited financial statements of the Company not included herein. The statement of operations data for the year ended March 31, 1994 are derived from audited financial statements of the Company not included herein. The statement of operations data for the nine months ended December 31, 1996 and 1997 and the balance sheet data as of December 31, 1997 are derived from unaudited financial statements of the Company which are included herein. Management believes that the unaudited financial statements of the Company include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations of the Company for the periods presented. The results for the nine months ended December 31, 1997 are not necessarily indicative of results that may be realized for any other interim period or for the full year.

                                                                                                             NINE MONTHS ENDED
                                                                 FISCAL YEAR ENDED MARCH 31,                    DECEMBER 31,
                                                      -------------------------------------------------      ------------------
                                                       1993      1994      1995       1996       1997         1996      1997(1)
                                                      ------    ------    -------    -------    -------      -------    -------
           STATEMENT OF OPERATIONS DATA:                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
    Revenues:
      Software license and maintenance fees........   $  200    $  460    $   393    $   372    $ 1,242      $   846    $ 6,836
      Professional services--product related.......       68        41         42        181        776          448      1,251
      Professional services--other.................      138       363        350        476        605          509        156
      Grant revenue................................       50        --         --         --         --           --         --
                                                      ------    ------    -------    -------    -------      -------    -------
          Total revenues...........................      456       864        785      1,029      2,623        1,803      8,243
                                                      ------    ------    -------    -------    -------      -------    -------
    Operating expenses:
      Cost of revenues:
        Software license and maintenance fees......       29        91         92        102        252          204      1,026
        Professional services--product related.....       37        10         14         59        470          260      1,061
        Professional services--other...............       77       255        243        439        513          426        146
                                                      ------    ------    -------    -------    -------      -------    -------
          Total cost of revenues...................      143       356        349        600      1,235          890      2,233
        General and administrative.................      150       149        132        142        442          198      1,201
        Sales and marketing........................      221       215        236        237        999          466      3,004
        Research and development...................      317       317        407        337        428          242        689
                                                      ------    ------    -------    -------    -------      -------    -------
          Total operating expenses.................      831     1,037      1,124      1,316      3,104        1,796      7,127
                                                      ------    ------    -------    -------    -------      -------    -------
    Income (loss) from operations..................     (375)     (173)      (339)      (287)      (481)           7      1,116
                                                      ------    ------    -------    -------    -------      -------    -------
    Interest income (expense), net:
      Interest expense.............................      (42)      (50)       (63)       (75)       (50)         (35)       (25)
      Interest income..............................        1         1          6         20        135           15        519
                                                      ------    ------    -------    -------    -------      -------    -------
          Total interest income (expense), net.....      (41)      (49)       (57)       (55)        85          (20)       494
                                                      ------    ------    -------    -------    -------      -------    -------
    Income (loss) before income taxes..............     (416)     (222)      (396)      (342)      (396)         (13)     1,610
      Provision for income taxes...................       --        --         --         --         --           --         62
                                                      ------    ------    -------    -------    -------      -------    -------
    Net income (loss)..............................   $ (416)   $ (222)   $  (396)   $  (342)   $  (396)     $   (13)   $ 1,548
                                                      ======    ======    =======    =======    =======      =======    =======
    Net income (loss) per common share(2):
      Basic........................................   $ (.17)   $ (.09)   $  (.16)   $  (.14)   $  (.13)     $  (.01)   $   .31
      Diluted......................................   $ (.17)   $ (.09)   $  (.16)   $  (.13)   $  (.13)     $  (.01)   $   .29
                                                      ======    ======    =======    =======    =======      =======    =======
    Weighted average number of common and
      common equivalent shares outstanding(2):
      Basic........................................    2,406     2,500      2,501      2,507      3,037        2,595      5,005
      Diluted......................................    2,447     2,541      2,542      2,548      3,037        2,636      5,312

                                                                      AS OF MARCH 31,
                                                     -------------------------------------------------     AS OF DECEMBER 31,
                                                      1993      1994      1995       1996       1997            1997(1)
                                                     ------    ------    -------    -------    -------     ------------------
BALANCE SHEET DATA:

    Cash, cash equivalents and short-term
      investments.................................   $   26    $   45    $   328    $   111    $12,799          $ 11,727
    Working capital (deficit).....................      (28)        6        187        128     13,151            13,704
    Total assets..................................      128       235        583        429     14,058            16,938
    Due to officers and shareholders..............      146       155        164        172         --                --
    Notes payable to related parties..............      488       525        562        600         --                --
    Advance royalty...............................       --       159        698        796        781                --
    Total long-term obligations...................      702       810        858      1,042        150                --
    Total shareholders' equity (deficit)..........     (720)     (942)    (1,337)    (1,677)    12,344            14,000

---------
(1) See Note 1 of Notes to Financial Statements.

(2) Computed on the basis described in Note 17 of Notes to Financial Statements. All amounts for the periods preceding December 31, 1997 have been restated to comply with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the preceding "Selected Financial Data" and the Company's Financial Statements and the Notes thereto included elsewhere in this Prospectus. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as those discussed elsewhere in this Prospectus. References to the Company's fiscal year mean the twelve months ended on March 31 of that calendar year.

OVERVIEW

     SEEC develops, markets and provides integrated and comprehensive enterprise solutions that enable large organizations and third party service providers to efficiently and effectively maintain and redevelop legacy system applications and databases. The Company's enterprise solutions utilize a suite of software products and well-defined, repeatable methodologies that are designed to automate various functions and improve the quality, productivity and effectiveness of the maintenance and redevelopment process. SEEC's enterprise solutions address the year 2000 problem and are being developed and enhanced to address client/server migration. SEEC introduced its core source code analysis technology and the first PC-based maintenance and redevelopment software product in 1992.

     The Company was founded in 1988 to develop software products and solutions for maintenance and redevelopment of legacy COBOL applications. In 1992, the Company introduced its first commercial product, COBOL Analyst. From 1992 to 1996, the Company devoted significant resources to developing its proprietary suite of products for its legacy system maintenance and redevelopment solutions, including its year 2000 products and solutions. In 1995 and 1996, the Company introduced its COBOL Analyst 2000, COBOL Slicer, LAN version of COBOL Analyst, and Date Analyzer products. During the first quarter of fiscal 1998, the Company introduced its source correction product addressing the year 2000 problem, Smart Change 2000. In addition, the Company has continually enhanced its COBOL Analyst product line. The Company began to increase its commitment to providing year 2000 related professional services in fiscal 1996 as a result of the increased awareness of, and demand for, year 2000 solutions.

     The Company derives its revenues primarily from software license and maintenance fees, professional services fees and sales through a distributor of the Company's software products. The Company's software is licensed primarily to Fortune 1000 companies, governmental organizations and third party service providers. Product related services are provided to customers in conjunction with the license of software products. Other professional services are primarily programming services provided on a contract basis. The Company's enterprise solutions and software products and services are marketed through a broad range of distribution channels, including direct sales to end users, to end-users in conjunction with third party service providers, to third-party service providers and indirect sales through a distributor. Through fiscal 1996, substantially all of the Company's revenues were from sales in the United States. In fiscal 1997 and the first nine months of fiscal 1998, approximately 16% and 18%, respectively, of the Company's revenues were from sales to customers outside the United States, including sales to ERA. See "Business--Sales and Marketing."

     The Company recognizes software license fees upon shipment of the software to the customer. Typically, software maintenance contracts are purchased with software licenses. Revenues from software maintenance are deferred and recognized on a straight-line basis over the contract period, which is generally one year. Software maintenance contracts are generally renewable on an annual basis, although the Company also enters into long-term maintenance contracts from time to time. Revenues from professional services are recognized as the services are provided or upon the achievement of specified performance milestones. See Note 1 to Financial Statements.

     The Company currently generates substantially all of its revenues from its year 2000 solutions and such solutions are expected to continue to account for a significant portion of the Company's revenues for the next few years. Accordingly, the Company's operating results will depend, in large part, on achieving broader market acceptance for such solutions. A failure to increase demand for such solutions or an increase in competition in the market for such solutions would have a material adverse effect on the Company's operating results and financial condition. Although the Company believes that the demand for its year 2000 solutions will continue to exist for some time after the year 2000, this demand will diminish significantly over time and will eventually disappear. In order to achieve sustained growth, the Company must develop and successfully market new products and solutions to address additional markets. The Company's strategy is to leverage the market recognition and business relationships it achieves through sales of its year 2000 solutions to enhance its efforts in other markets. There can be no assurance, however, that the Company will be successful in generating business by selling additional products or solutions to its year 2000 customers or new customers, or, if it does, that such products and solutions will achieve market acceptance at a rate sufficient to maintain growth, or even to offset declines in revenues generated by its year 2000 solutions. In addition, by dedicating significant resources during the next several years to year 2000 products and solutions, the Company's ability to continue to develop and deliver other products and solutions could be materially and adversely affected. The Company's year 2000 solutions incorporate SEEC's core technology and may be utilized by SEEC's customers for future ongoing and additional maintenance and redevelopment tasks. There can be no assurance that such customers will utilize SEEC's core technology for non-year 2000 maintenance and redevelopment tasks or that significant revenues will result from such utilization. The failure to diversify and develop additional products and solutions would have a material adverse effect on the Company's business, operating results and financial condition.

     Revenues from professional services fees--other are expected to decrease as a percentage of total revenues as the Company continues to shift its resources and professional staff from contract programming to year 2000 products and services.

     Historically, a relatively small number of customers have accounted for a significant percentage of the Company's revenues. During fiscal 1995, 1996 and 1997, revenues from Complete Business Solutions were $319,000, $330,000 and $493,000, which accounted for 41%, 32% and 19%, respectively, of the Company's total revenues in each of these periods. Two other customers in fiscal 1995 and three other customers in fiscal 1996 accounted for 15% and 32% of the Company's total revenues, respectively. Three customers during the first and third quarters of fiscal 1998, and four customers during the second quarter of fiscal 1998, accounted for approximately 50% of the Company's total revenues in those quarters. IBM and VIASOFT accounted for 11% and 9%, respectively, of the Company's total revenues during the nine months ended December 31, 1997. On December 3, 1996, the Company gave notice to VIASOFT of its intention to terminate its International Software Marketing and License Agreement (the "VIASOFT Agreement") with VIASOFT. The Company received notice from VIASOFT acknowledging that the VIASOFT Agreement terminated effective June 4, 1997.

SELECTED QUARTERLY OPERATING RESULTS

     The following tables set forth for the four quarters of fiscal 1997 as well as the first three quarters of fiscal 1998 (i) certain statement of operations data and (ii) certain statement of operations data expressed as a percentage of total revenue. In management's opinion, the unaudited quarterly statement of operations data has been prepared on the same basis as the audited financial statements and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                             THREE MONTHS ENDED
                                             ----------------------------------------------------------------------------------
                                             JUNE 30,    SEPT. 30,    DEC. 31,    MAR. 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                               1996        1996         1996        1997      1997(1)      1997(1)     1997(1)
                                             --------    ---------    --------    --------    --------    ---------    --------
STATEMENT OF OPERATIONS DATA:
    Revenues:
      Software license and maintenance
        fees..............................     $136        $ 315        $395       $  396      $2,075      $ 1,938      $2,824
      Professional services--product
        related...........................      120          146         181          329         224          435         592
      Professional services--other........      196          176         137           95          78           40          38
                                               ----         ----        ----        -----       -----        -----       -----
            Total revenues................      452          637         713          820       2,377        2,413       3,454
                                               ----         ----        ----        -----       -----        -----       -----
    Operating expenses:
      Cost of revenues:
        Software license and maintenance
          fees............................       31           63         110           48         281          333         411
        Professional services--product
          related.........................       55           80         124          211         202          382         478
        Professional services--other......      149          154         124           86          77           39          30
                                               ----         ----        ----        -----       -----        -----       -----
            Total cost of revenues........      235          297         358          345         560          754         919
      General and administrative..........       30           57         111          243         364          420         418
      Sales and marketing.................       88          188         189          534         776          943       1,285
      Research and development............       64           74         104          186         203          240         246
                                               ----         ----        ----        -----       -----        -----       -----
            Total operating expenses......      417          616         762        1,308       1,903        2,357       2,868
                                               ----         ----        ----        -----       -----        -----       -----
    Income (loss) from operations.........       35           21         (49)        (488)        474           56         586
                                               ----         ----        ----        -----       -----        -----       -----
    Interest income (expense), net:
        Interest expense..................      (19)         (13)         (4)         (15)         (9)          (8)         (8)
        Interest income...................        2            5           8          120         184          179         156
                                               ----         ----        ----        -----       -----        -----       -----
            Total interest income
              (expense), net..............      (17)          (8)          4          105         175          171         148
                                               ----         ----        ----        -----       -----        -----       -----
    Income (loss) before income taxes.....       18           13         (45)        (383)        649          227         734
    Provision for income taxes............       --           --          --           --          --           --          62
                                               ----         ----        ----        -----       -----        -----       -----
    Net income (loss).....................     $ 18        $  13        $(45)      $ (383)     $  649      $   227      $  672
                                               ====         ====        ====        =====       =====        =====       =====
AS A PERCENTAGE OF TOTAL REVENUES:
    Revenues:
      Software license and maintenance
        fees..............................       30%          49%         56%          48%         87%          80%         82%
      Professional services--product
        related...........................       27           23          25           40          10           18          17
      Professional services--other........       43           28          19           12           3            2           1
                                               ----         ----        ----        -----       -----        -----       -----
            Total revenues................      100          100         100          100         100          100         100
                                               ----         ----        ----        -----       -----        -----       -----
    Operating expenses:
      Cost of revenues:
        Software license and maintenance
          fees............................        7           10          15            6          12           14          12
        Professional services--product
          related.........................       12           13          17           26           8           16          14
        Professional services--other......       33           24          17           10           3            2           1
                                               ----         ----        ----        -----       -----        -----       -----
            Total cost of revenues........       52           47          49           42          23           32          27
      General and administrative..........        7            9          16           30          15           17          12
      Sales and marketing.................       19           29          27           65          33           39          37
      Research and development............       14           12          15           23           9           10           7
                                               ----         ----        ----        -----       -----        -----       -----
            Total operating expenses......       92           97         107          160          80           98          83
                                               ----         ----        ----        -----       -----        -----       -----
    Income (loss) from operations.........        8            3          (7)         (60)         20            2          17
                                               ----         ----        ----        -----       -----        -----       -----
      Interest income (expense), net:
        Interest expense..................       (4)          (2)          0           (2)         (1)           0           0
        Interest income...................        0            1           1           15           8            7           4
                                               ----         ----        ----        -----       -----        -----       -----
            Total interest income
              (expense), net..............       (4)          (1)          1           13           7            7           4
                                               ----         ----        ----        -----       -----        -----       -----
    Income (loss) before income taxes.....        4            2          (6)         (47)         27            9          21
    Provision for income taxes............        0            0           0            0           0            0           2
                                               ----         ----        ----        -----       -----        -----       -----
    Net income (loss).....................        4%           2%         (6)%        (47)%        27%           9%         19%
                                               ====         ====        ====        =====       =====        =====       =====

---------

(1) See Note 1 of Notes to Financial Statements.

     The Company has experienced, and expects to continue to experience, significant fluctuations in its quarterly operating results. There can be no assurance that the Company will be profitable in any particular quarter. Quarterly operating results may fluctuate due to a variety of factors, including the budgeting and purchasing practices of the Company's customers, which affect the volume and timing of product orders and solution engagements received by the Company, the timing or the announcement and introduction of new products and product enhancements by the Company and competitors, market acceptance of new products, the mix of direct and indirect sales, the mix of license fee and services revenues, the mix of maintenance, training and consulting services within services revenues, the number and timing of new hires, the loss of any key, sales, marketing or professional services personnel, the length of its sales cycles, competitive conditions in the industry and general economic conditions. The Company has historically recognized a significant portion of its revenues in the last month of a quarter, with these revenues frequently concentrated in the last week of a quarter. As a result, license fee revenue in any quarter is substantially dependent on orders booked and shipped in the last month and last week of that quarter. Further, the Company's enterprise solutions business is expected to be characterized by significant customer concentration and relatively large projects. The Company operates with little or no backlog and, as a result, the Company's revenues for a particular quarter are generally dependent on orders received during that quarter, including large orders. The failure to receive a large order in a given quarter could materially and adversely affect the Company's operating results for that quarter. The Company's expenses are based, in part, upon anticipated revenue levels and planned projects and the Company may not be able to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. Accordingly, the timing of product shipments or achievement of specified performance milestones on certain customer solution engagements could cause variations in operating results from period to period and could result in quarterly losses if shipments are not made or contract milestones are not achieved within the quarter anticipated. Due to the foregoing factors, the Company believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. The Company has limited ability to forecast future revenues and it is likely that in some future quarters the Company's operating results will be below the expectations of securities analysts and investors. In the event that operating results are below expectations, or in the event that adverse conditions prevail or are perceived to prevail generally or with respect to the Company's business, operating results or financial condition, the price of the Company's Common Stock would likely be materially and adversely affected. See "Risk Factors--Significant Fluctuations in Quarterly Operating Results" and "Risk Factors--Limited Operating History; History of Net Operating Losses; Accumulated Deficit."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain income and expense items.

                                                                                       NINE MONTHS
                                                      FISCAL YEARS ENDED                  ENDED
                                                           MARCH 31,                   DECEMBER 31,
                                                  --------------------------         ----------------
                                                  1995       1996       1997         1996     1997(1)
                                                  ----       ----       ----         ----     -------
Revenues:
  Software license and maintenance fees.......     50%        36%        48%          47%        83%
  Professional services--product related......      5         18         29           25         15
  Professional services--other................     45         46         23           28          2
                                                  ---        ---        ---          ---        ---
          Total revenues......................    100        100        100          100        100
                                                  ---        ---        ---          ---        ---
Operating expenses:
  Cost of revenues:
     Software license and maintenance fees....     12         10         10           11         12
     Professional services--product related...      1          6         17           14         13
     Professional services--other.............     31         43         20           24          2
                                                  ---        ---        ---          ---        ---
          Total cost of revenues..............     44         59         47           49         27
  General and administrative..................     17         13         17           11         15
  Sales and marketing.........................     30         23         38           26         36
  Research and development....................     52         33         16           14          8
                                                  ---        ---        ---          ---        ---
          Total operating expenses............    143        128        118          100         86
                                                  ---        ---        ---          ---        ---
Income (loss) from operations.................    (43)       (28)       (18)           0         14
Interest income (expense), net................     (7)        (5)         3           (1)         6
                                                  ---        ---        ---          ---        ---
Income (loss) before income taxes.............    (50)       (33)       (15)          (1)        20
Provision for income taxes....................      0          0          0            0          1
                                                  ---        ---        ---          ---        ---
Net income (loss).............................    (50)%      (33)%      (15)%         (1)%       19%
                                                  ===        ===        ===          ===        ===

---------

(1) See Note 1 of Notes to Financial Statements.

COMPARISON OF NINE MONTHS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996

     References to the first nine months of fiscal 1998 and the first nine months of fiscal 1997 refer to the nine months ended December 31, 1997 and December 31, 1996, respectively.

     Revenues. Total revenues for the first nine months of fiscal 1998 were $8.2 million compared to $1.8 million for the first nine months of fiscal 1997, an increase of $6.4 million, or 356%. The increase in revenues resulted primarily from increases in software license and maintenance fees, including approximately $781,000 attributable to the revenue recognition of the non-recurring advance royalty from VIASOFT. See "Business-- Sales, Marketing, and Distribution" and Note 7 to Financial Statements. The increase also resulted, to a lesser extent, from increased professional services--product related revenues which was offset, in substantial part, by a planned decrease in professional services--other revenues.

     Software license and maintenance fees were $6.8 million for the first nine months of fiscal 1998 compared to $846,000 for the first nine months of fiscal 1997, an increase of $6.0 million or 704%. The increase in software license and maintenance fees was attributable to increased demand for the Company's products and solutions which resulted from (i) the Company's recent build-up of its sales and marketing infrastructure to market its products and solutions directly to end users, (ii) increased customer awareness of the year 2000 problem, and (iii) expanded distribution of the Company's products and solutions through third party service providers and its distributor. The increase also resulted from the $781,000 non-recurring advance royalty from VIASOFT, compared to $14,000 of revenues from VIASOFT in the first nine months of fiscal 1997.

     Professional services--product related revenues consist of consulting, training and reengineering services fees related directly to product licenses from the Company, primarily the Company's year 2000 products. Such revenues were $1.3 million for the first nine months of fiscal 1998 compared to $448,000 for the first nine months of fiscal 1997, an increase of 190%. This increase was primarily attributable to increased year 2000 assessment and remediation services performed in the first nine months of fiscal 1998.

     Revenues from professional services--other consist of contract programming fees for projects unrelated to the license of the Company's software products. Such revenues were $156,000 for the first nine months of fiscal 1998 compared to $509,000 for the first nine months of fiscal 1997, a decrease of $353,000 or 69%. The Company has been re-directing its programming resources to meet increased demand for its year 2000 products and services. As a result, revenues from professional services--other have been steadily decreasing since the first quarter of fiscal 1997, and this decrease is expected to continue.

     Cost of Revenues. Cost of revenues includes cost of software license and maintenance fees, cost of professional services--product related, and cost of professional services--other. Included in the cost of software license and maintenance fees and cost of professional services--product related, are royalties which the Company pays to Industrial Credit and Investment Corporation of India, Ltd. ("ICICI") and to VIASOFT. See Note 7 to Financial Statements. Through December 31, 1996, the Company also paid royalties to ERA. Such royalty payments were eliminated effective January 1, 1997 by mutual agreement between the Company and ERA.

     The Company's total cost of revenues was $2.2 million for the first nine months of fiscal 1998, compared to $890,000 for the first nine months of fiscal 1997, an increase of 147%. The increase was primarily attributable to the additional costs of royalties and personnel required to provide customer support and year 2000 services. Both the additional royalty and personnel costs were directly related to increased revenues.

     Cost of software license and maintenance fees includes the costs of providing customer support, and the costs of media, manuals, duplication and shipping related to sales of the Company's software products. Customer support is primarily telephone support for customers who have purchased maintenance in conjunction with software license purchases. Cost of software license and maintenance fees was $1.0 million for the first nine months of fiscal 1998 compared to $204,000 for the first nine months of fiscal 1997, an increase of 390%. This increase was primarily attributable to increased royalty payments, particularly royalties payable to ICICI. Royalty expense is calculated as a percentage of revenues from sales of software products specified in the ICICI and VIASOFT agreements. In addition, the Company incurred increased costs for customer support related to additional maintenance contracts entered into in the first nine months of fiscal 1998.

     Professional services--product related costs consist primarily of compensation and related benefits, and travel and equipment for Company personnel responsible for providing consulting, training and reengineering services to customers. Also included are the costs of temporary or sub-contracted labor required on occasion to meet the demands for providing services. Professional services--product related costs were $1.1 million for the first nine months of fiscal 1998 compared to $260,000 for the first nine months of fiscal 1997, an increase of 323%. This increase was primarily attributable to services related to increased purchases of the Company's Smart Change Factory solution and increased year 2000 assessment and remediation services performed in fiscal 1998. The Company has been developing its professional services infrastructure to address increasing demand for its year 2000 products and solutions.

     Professional services--other costs consist primarily of compensation and related benefits for Company personnel engaged in providing contract programming services for customers. Professional services--other costs were $146,000 for the first nine months of fiscal 1998 compared to $426,000 for the first nine months of fiscal 1997, a decrease of $280,000 or 66%. The decrease corresponds to the decline in contract programming services provided during the first nine months of fiscal 1998.

     Gross Margins. The Company's total gross margin (total revenues less total cost of revenues) as a percentage of revenues was 73% in the first nine months of fiscal 1998 as compared to 51% in the first nine months of fiscal 1997. The increase in the total gross margin was primarily attributable to the increase in software license and maintenance fees as a percentage of total revenue. Software license and maintenance fees represented 83% of total revenue for the first nine months of fiscal 1998 compared to 47% for the first nine months of fiscal 1997. Software license and maintenance fees have higher gross margins than professional service fees.

     Gross margin percentages were 85% and 76% for software license and maintenance fees, 15% and 42% for professional services--product related, and 6% and 16% for professional services--other, for the first nine months of fiscal 1998 and 1997, respectively. The increase in the gross margin percentage for software license and maintenance fees was primarily attributable to the discontinuation of the royalties payable to ERA, effective January 1, 1997. Offsetting that impact, in part, was the Company's increased investment in customer support in the first nine months of fiscal 1998. Gross margin percentages for software license and maintenance fees fluctuate depending on the mix of software products and the royalty expenses associated with those products.

     The gross margin percentages for professional services--product related vary depending on the type of services provided and the timing and amount of costs incurred to build up the professional services infrastructure. Services that have higher degrees of automation, such as year 2000 inventory and impact assessments, typically require fewer professional hours to perform than services involving planning, source code remediation or testing. Furthermore, the Company's pricing for product related services varies based on the complexity and scope of the engagement and competitive considerations. The professional services--product related gross margin percentage of 15% for the first nine months of fiscal 1998 reflected additional costs incurred for recruiting, hiring, training and purchasing equipment for new professionals. The Company has been building its professional services infrastructure, typically in advance of contract signing and commencement of services, so that adequate resources are available to meet the continuing demand for year 2000 products and solutions. While these costs are likely to recur, the timing and amounts are expected to fluctuate from period to period and will therefore have a varying impact on gross margin percentages. Furthermore, the gross margin percentage of 42% in the first nine months of fiscal 1997 was higher due to a greater level of automated services performed in the period.

     The gross margin percentages for professional services--other fluctuate based on the prices of the individual service contracts, the Company's payroll and other costs of professional staff providing the services, and the proportionate contribution of each contract to the total revenue for this category during the period.

     Sales and Marketing. Sales and marketing expenses consist primarily of salaries, incentive compensation and related benefits of the Company's sales, sales support, and marketing personnel, plus the costs of travel, advertising, and other promotional activities. Sales and marketing expenses were $3.0 million for the first nine months of fiscal 1998 compared to $466,000 for the first nine months of fiscal 1997, an increase of 544%. This increase was due primarily to the Company's decision to increase the direct sales and marketing of its products and solutions to customers to address year 2000 revenue opportunities. Spending accelerated in the latter part of fiscal 1997 and continued through the first nine months of 1998, as funds raised in the Company's initial public offering were used to recruit and hire sales and sales support personnel, to add domestic and international sales offices, and to increase market awareness of the Company's products and solutions through expanded advertising, participation in trade shows and conferences, and other promotional activities.

     General and Administrative. General and administrative expenses include the costs of general management, finance, legal, accounting, office rent, communications and other administrative functions of the Company. General and administrative expenses were $1.2 million for the first nine months of fiscal 1998 compared to $198,000 for the first nine months of fiscal 1997, an increase of 506%. The increase was due primarily to the Company's expanded operations and costs associated with being a public company.

     Research and Development. Total expenditures for research and development were $689,000 for the first nine months of fiscal 1998 compared to $242,000 for the first nine months of fiscal 1997, an increase of $447,000 or 185%. Expenditures for research and development vary depending upon the number of projects underway at any time, the size of the projects, their stage of development and the in-house versus off-shore components of the project costs. The Company utilizes the resources of ERA for certain research and development activities. Furthermore, during the first nine months of fiscal 1997, the Company had temporarily redirected some research and development staff to meet the increased demand for year 2000 services.

     Interest Expense. Interest expense consists of accrued interest on indebtedness and interest on accrued but unpaid royalties payable to ICICI. Interest expense was $25,000 for the first nine months of fiscal 1998 compared to $35,000 for the first nine months of fiscal 1997, a decrease of $10,000 or 29%. Until July 1996, interest expense included interest on notes and advances payable to certain directors and shareholders, and deferred salaries of two officers and shareholders. These interest-bearing obligations were converted to shares of the Company's Common Stock in July 1996. Nine months of interest expense on the Company's indebtedness to ICICI was included in the first nine months of fiscal 1997, but only three months of interest expense was included in the first nine months of fiscal 1998. The ICICI loan was paid in full on June 30, 1997.

     Interest Income. Interest income was $519,000 in the first nine months of fiscal 1998, compared to $15,000 in the first nine months of fiscal 1997, an increase of $504,000. The increase was due primarily to interest earned on the net proceeds from the Company's initial public offering in the fourth quarter of fiscal 1997, which were invested in money market funds and high-grade bonds and bond funds with average maturities of less than two years.

COMPARISON OF FISCAL YEARS ENDED MARCH 31, 1997 AND MARCH 31, 1996

     Revenues. Total revenues were $2.6 million in fiscal 1997, an increase of 160% from $1.0 million in fiscal 1996. Software license and maintenance fees were $1.2 million in fiscal 1997, an increase of 223% from $372,000 in fiscal 1996. The increase in software license and maintenance fees was attributable to the Company's decision to market its products and solutions directly to end users, and also to increased customer awareness of the year 2000 problem which resulted in higher demand for the Company's year 2000 software products and solutions. Software license and maintenance fees include sales through a distributor of the Company's products. Distributor sales were $222,000 in fiscal 1997, compared to $38,000 in fiscal 1996. This increase was attributable to the commencement of marketing of the Company's year 2000 products and solutions by ERA in the third quarter of fiscal 1996. VIASOFT, the Company's only distributor during the first two quarters of fiscal 1996, accounted for $16,000 and $21,000 of royalties in fiscal 1997 and 1996, respectively.

     Professional services--product related revenues increased to $776,000 in fiscal 1997 from $181,000 in fiscal 1996. This increase was primarily attributable to increased customer awareness of the year 2000 problem and acceptance of the Company's Smart Change Factory process and software products. The number of customers for year 2000 services increased from four in fiscal 1996 to 23 in fiscal 1997. Revenues from professional services--other were $605,000 in fiscal 1997, an increase of 27% from $476,000 in fiscal 1996. This increase was attributable to increased demand for C++ and Windows programming services.

     Cost of Revenues. The Company's total cost of revenue was $1.2 million in fiscal 1997, an increase of 100% from $600,000 in fiscal 1996. Cost of software license and maintenance fees increased 147%, from $102,000 in fiscal 1996 to $252,000 in fiscal 1997. This increase was primarily attributable to increased royalty expenses, in particular those payable to ICICI, ERA and VIASOFT. Professional services--product related costs increased from $59,000 in fiscal 1996 to $470,000 in fiscal 1997, corresponding to the increase in revenues for year 2000 services discussed above. Professional services--other costs increased by 17%, from $439,000 in fiscal 1996 to $513,000 in fiscal 1997. The increases in professional services--product related and professional services--other were both due to the additional costs of professional staff required to provide the services.

     The Company's gross margin as a percentage of revenue was 53% in fiscal 1997 compared to 42% in fiscal 1996. Gross margin percentages were 80% and 73% for software license and maintenance fees, 39% and 67% for professional services--product related, and 15% and 8% for professional services--other, respectively, for fiscal 1997 and fiscal 1996. The gross margin percentage for software license and maintenance fees was favorably impacted by the elimination of royalties paid to ERA on product revenues, effective January 1, 1997.

     The gross margin percentage of 67% for professional services--product related in fiscal 1996 was generated from $181,000 in revenues. In contrast, the gross margin percentage of 39% in fiscal 1997 was generated from $776,000 in revenues, and is more representative of the gross margin percentage for this category of revenue since it reflects the experience of providing a wider range of services over a larger number of engagements. The increase in gross margin percentage for professional services--other to 15% in fiscal 1997 from 8% in fiscal 1996 was due to an increased proportion of higher-margin contracts.

     Sales and Marketing. Sales and marketing expenses were $999,000 in fiscal 1997, an increase of 321% from $237,000 in fiscal 1996. This increase was due primarily to increased direct sales and marketing of the Company's products and solutions to customers. Expenditures for sales and marketing began to increase during fiscal 1997 when the Company decided to increase the direct sales and marketing of its products and solutions to customers to address year 2000 revenue opportunities. Spending accelerated in the latter part of fiscal 1997, as funds raised in the Company's initial public offering were used to recruit and hire sales and sales support personnel, to add two sales offices, and to increase market awareness of the Company through expanded advertising and participation in trade shows and conferences.

     General and Administrative. General and administrative expenses were $442,000 in fiscal 1997, an increase of 211% from $142,000 in fiscal 1996. The increase was due primarily to additional payroll, rent, insurance and professional service costs, each reflective of the Company's growth.

     Research and Development. Total expenditures for research and development were $428,000 in fiscal 1997 as compared to $337,000 in fiscal 1996, an increase of 27%. The increase was primarily attributable to the Company's development of Smart Change 2000, and development of product extensions to cover additional platforms, databases and languages.

     Interest Expense. Interest expense was $50,000 in fiscal 1997, compared to $75,000 in fiscal 1996. The expense in both periods included interest on various obligations, including notes and advances payable to certain directors and shareholders, and deferred salaries of two operating officers and shareholders. Certain of the interest-bearing obligations were converted into shares of the Company's Common Stock in July 1996, resulting in reduced interest expense for the remainder of fiscal 1997.

     Interest Income. Interest income was $135,000 in fiscal 1997, compared to $20,000 in fiscal 1996. The increase was due primarily to interest earned on the net proceeds received in January 1997 from the Company's initial public offering, which were invested in money market funds and high-grade bonds and bond funds with average maturities of less than two years.

COMPARISON OF FISCAL YEARS ENDED MARCH 31, 1996 AND MARCH 31, 1995

     Revenues. The Company's total revenues were $1.0 million in fiscal 1996 compared to $785,000 in fiscal 1995, an increase of 27%. This growth resulted principally from an increase in professional services fees related to year 2000 solutions. Total software license and maintenance fees were $372,000 in fiscal 1996 compared to $393,000 in fiscal 1995, a decrease of 5%. The decrease reflected the Company's decision to defer further development of its internal sales infrastructure until VIASOFT's limited exclusive distribution rights expired in May 1995, and the limited resources available to build additional sales infrastructure. Total distributor royalties were $38,000 in fiscal 1996 as compared to $81,000 in fiscal 1995, a decrease of 53%. Distributor royalties included $21,000 and $81,000 in royalties from VIASOFT in fiscal 1996 and 1995, respectively, and, during fiscal 1996, royalties from ERA's distribution activities in India. The growth in distributor royalties was affected by VIASOFT's limited exclusive distribution rights which restricted the Company from appointing other distributors until May 1995. Since that time, the Company has pursued a distribution strategy of licensing its software products to third party service providers and to end user customers.

     Product-related professional service fees were $181,000 in fiscal 1996 compared to $42,000 in fiscal 1995, an increase of 331%. This increase was attributable to the Company's introduction of year 2000 solutions services and the increase in the demand for these services. Other professional services revenue was $476,000 in fiscal 1996 compared to $350,000 in fiscal 1995, an increase of 36%. The increase was attributable to increased demand for C++ and Windows programming services.

     Cost of Revenues. The Company's total cost of revenues was $600,000 in fiscal 1996 compared to $349,000 in fiscal 1995, an increase of $251,000 or 72%. This increase was primarily attributable to the Company hiring additional professional staff to meet the increased customer demand for services.

     Cost of software license and maintenance fees was $102,000 in fiscal 1996, an increase of 11% from $92,000 in fiscal 1995. The increase was due to increased royalty costs and additional material costs related to software license sales and maintenance. Professional services--product related costs and expenses were $59,000 in fiscal 1996 compared to $14,000 in fiscal 1995, an increase of 321%. This was due to the Company's hiring additional professional staff to perform services. Professional services--other costs increased by $196,000, or 81%, to $439,000 in fiscal 1996 from $243,000 in fiscal 1995. The increase in costs was attributable to growth in the volume of services provided, coupled with increases in personnel costs, including recruiting and placement expenses.

     The Company's gross margin as a percentage of revenue was 42% in fiscal 1996 compared to 56% in fiscal 1995. Gross margin percentages were 73% and 77% for software license and maintenance fees, 67% and 67% for professional services--product related, and 8% and 31% for professional services--other, respectively, for fiscal 1996 and fiscal 1995. The decline in gross margin percentage for software license and maintenance fees was attributable to the mix of products sold and the varying royalty expenses associated with the various products. The gross margin percentages for professional services--product related were comparable in fiscal 1996 and fiscal 1995. The gross margin percentage for professional services--other declined by 23% from fiscal 1995 to fiscal 1996 as a result of the increased costs incurred in fiscal 1996 of hiring and compensating qualified personnel.

     Sales and Marketing. Sales and marketing expenses were $237,000 in fiscal 1996, approximately equal to expenses of $236,000 in fiscal 1995. These expenses did not increase between fiscal 1995 and fiscal 1996 due to the Company's decision not to develop its internal sales infrastructure during these periods.

     General and Administrative. General and administrative expenses were $142,000 in fiscal 1996 compared to $132,000 in fiscal 1995, an increase of 8%. This increase was due primarily to additional costs for accounting services.

     Research and Development. Total expenditures for research and development were $337,000 in fiscal 1996 compared to $407,000 in fiscal 1995, a decrease of 17%. The decline was primarily attributable to the Company's completion of development of many of its year 2000 products and the COBOL maintenance and redevelopment products, and to the resulting temporary reallocation of personnel to providing professional services.

     Interest Expense. Interest expense increased by 19%, to $75,000 in fiscal 1996 from $63,000 in fiscal 1995. The interest expense in fiscal 1996 and 1995 includes interest on various obligations, including indebtedness to ICICI, notes and advances payable to certain directors and shareholders, and deferred salaries of two officers. Such notes, advances and deferred salaries were converted into shares of Common Stock during the second quarter of fiscal 1997. See Notes 9, 10 and 11 of Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to the Company's initial public offering of Common Stock in January 1997, the Company funded its operations and its product development from the following principal sources: (i) proceeds from the sale of shares of Common Stock, (ii) the ICICI grants and loan described below, (iii) payments received from the sale of products and services, including $900,000 in advance royalties from VIASOFT, (iv) proceeds from the issuance of subordinated and demand notes and (v) deferral of payments of salaries to the Company's executive officers. As of March 31, 1996, the Company had working capital of $128,000, total liabilities of $2.1 million, and cash and cash equivalents of $111,000. However, since March 31, 1996, $225,000 of the Company's 10% Subordinated Notes, $220,000 of unsecured notes and advances payable to certain directors and shareholders, and $127,000 of deferred salaries payable to two officers, together with accrued interest, were converted into 237,025 shares of Common Stock. In addition, since March 31, 1996, the Company sold 211,425 shares of Common Stock in a private placement for an aggregate of $747,000 and in the fourth quarter of fiscal 1997 sold 2,070,000 shares of Common Stock in an initial public offering, the net proceeds of which were $13.0 million to the Company. As a result of these transactions and profitable operations for the first nine months of fiscal 1998, the Company's working capital, total liabilities and cash and short-term investments at December 31, 1997 were $13.7 million, $2.9 million and $11.7 million, respectively.

     The Company's initial development of its COBOL maintenance products was funded in part by grants totaling $255,000 from ICICI pursuant to a Cooperation and Project Financing Agreement dated June 1, 1990 (the "Project Financing Agreement") among ICICI, the Company and ERA. The Project Financing Agreement requires the Company to pay royalties to ICICI equal to 10% of the Company's gross revenues from product sales and 5% of gross revenues from maintenance and services, up to a maximum royalty payment of $525,000. Through December 31, 1997, the Company paid royalties of approximately $236,000 to ICICI, and $273,000 of royalties were accrued but unpaid at December 31, 1997. See Note 7 to Financial Statements.

     During fiscal 1995, the Company funded its operations in part through a $300,000 term loan from ICICI pursuant to a Term Loan Agreement between the Company and ICICI dated May 3, 1994 (the "ICICI Loan Agreement"). The loan was paid in full by the Company on June 30, 1997.

     The Company's cash flows have been used primarily for general operating expenses, equipment purchases and internal research and development funding. At December 31, 1997 and December 31, 1996, the Company had cash, cash equivalents, and temporary investments of $11.7 million and $632,000, respectively.

     The Company intends to use the net proceeds of this Offering to develop its international sales and marketing efforts, expand its domestic sales and marketing efforts, establish additional facilities, hire additional personnel, increase research and development for its enterprise solutions, increase capital expenditures and for working capital and other general corporate purposes. In addition, the Company may use a portion of the net proceeds of this Offering to develop or acquire businesses, products or technologies complementary to its current business. The amounts actually expended for each such purpose may vary significantly and are subject to change in the Company's discretion depending upon certain factors, including economic or industry conditions, changes in the competitive environment and strategic opportunities that may arise. Management believes that cash flows from operations and the net proceeds of the Offering will be sufficient to meet the Company's future cash flow needs for at least one year following the Offering. In the longer term, the Company may require additional sources of capital to fund future growth. Such sources of capital may include additional equity offerings or debt financings.

IMPACT OF INFLATION

     Increases in the inflation rate are not expected to affect the Company's operating expenses. Although the Company has no current plans to borrow funds, if it were to do so at variable interest rates, any increase in interest rates would increase the Company's cost of borrowed funds.

SEASONALITY

     The Company's operations are not affected by seasonal fluctuations, although the Company's cash flows may at times be affected by fluctuations in the timing of cash receipts from large contracts.

INCOME TAX CONSIDERATIONS

     The provision for income taxes at December 31, 1997 reflects the reversal of a portion of the valuation allowance that results from the use of a portion of the net operating loss carryforward during the period. As of March 31, 1997, the Company had available unused Federal and State net operating loss carryforwards that may be applied to reduce future taxable income of approximately $1.8 million. The net operating loss carryforwards expire at various times beginning with the fiscal year ending March 31, 1998 and extending through the fiscal year ending March 31, 2012. If an "ownership change" were to occur, within the meaning of the Internal Revenue Code of 1986, as amended, the utilization of net operating loss carryforwards would be subject to an annual limitation. Generally, an "ownership change" occurs with respect to a corporation if shareholders who own, directly or indirectly, 5% or more of the capital stock of the corporation increase their aggregate percentage ownership of such stock by more than 50% over the lowest percentage of such stock owned by such shareholders at any time during a prescribed testing period. If the annual limitation were to apply, the amount of the limitation would equal the product of (i) the fair market value of the Company's equity on the date of the ownership change, with certain adjustments, including an adjustment to exclude capital contributions made in the two years preceding the date of the ownership change and (ii) a long-term tax exempt bond rate of return published monthly by the Internal Revenue Service. Should the annual limitation apply, the Company believes that it would affect the timing of the use of, but not the ultimate ability of the Company to use, the net operating loss carryforwards to reduce future income tax liabilities.

OTHER

     SFAS No. 128, "Earnings per Share," was issued in February 1997. The Company adopted the new standard for the interim period ended December 31, 1997 and for all interim and annual periods thereafter. All prior periods have been restated to conform to the requirements of SFAS No. 128. The primary requirements of this standard are: (i) replacement of primary earnings per share with basic earnings per share, which eliminates the dilutive effect of options and warrants; (ii) use of an average share price in applying the treasury method to compute dilution for options and warrants for fully-diluted earnings per share and (iii) disclosure reconciling the numerator and denominator of earnings per share calculations. See Note 17 to the Financial Statements.

     SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.

     SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the way that public companies report selected information about operating segments in annual financial statements and requires reporting selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas, and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.

                                    BUSINESS
GENERAL

     SEEC develops, markets and provides integrated and comprehensive enterprise solutions that enable large organizations and third party service providers to efficiently and effectively maintain and redevelop legacy system applications and databases. The Company's enterprise solutions utilize a suite of software products and well-defined, repeatable methodologies that are designed to automate various functions and improve the quality, productivity and effectiveness of the maintenance and redevelopment process. SEEC's enterprise solutions address the year 2000 problem and are being developed and enhanced to address client/server migration. SEEC introduced its core source code analysis technology and the first PC-based maintenance and redevelopment software product in 1992.

     The Company's software products, including those based on the Company's core source code analysis technology, automate many of the procedures required for maintaining and redeveloping mainframe-based legacy software systems, including year 2000 conversion. The Company's products analyze and modify source code, which is downloaded from the mainframe to a PC-based environment where it is stored in application dictionaries for performance of maintenance and redevelopment functions. SEEC has also developed software products that enable customers to extract business rules and functions from legacy applications for reuse in object-oriented client/server environments. SEEC believes that its core technology and methodologies will be adaptable for use in developing enterprise solutions for integration of mainframe-based legacy systems with ERP, data warehousing, and data mining applications. SEEC markets and sells its enterprise solutions and products primarily to Fortune 1000 companies and similarly-sized business and governmental organizations. SEEC also licenses its products to third party service providers.

INDUSTRY BACKGROUND

     Organizations are under increasing pressure to utilize efficiently and effectively their information technology ("IT") assets to respond to increasing global competitive demands. For many business organizations, these IT assets are critical to their operation and represent a key competitive advantage. Most large organizations utilize complex, proprietary mainframe computer systems for their information requirements. These legacy systems contain the core business rules, processes and data that support the mission critical operations of these organizations. Many organizations have made significant investments in their legacy systems over a number of years. Industry sources estimate that there are more than 45,000 mainframe sites and 150 billion lines of COBOL code in use worldwide.

  Legacy System Maintenance and Redevelopment

     Organizations that rely on legacy systems must continually maintain and redevelop their systems, applications and databases to meet constantly changing information requirements and to incorporate technological advances. Many legacy system applications have been developed internally by these organizations over a number of years and have been customized to meet specific needs. In addition, legacy systems often are composed of a variety of hardware platforms, software applications and databases, many of which utilize different computer languages. As a result, legacy systems often are highly complex, have little or no system-wide documentation, and are difficult and expensive to maintain. According to the Gartner Group, between 60% to 80% of the average annual IT application development budget is spent on the maintenance of legacy applications. Legacy system maintenance and redevelopment requirements limit the availability of resources for other important tasks, such as developing new software applications.

     The majority of legacy system maintenance and redevelopment involves a large number of incremental or smaller scale repairs or enhancements to existing systems, such as an enhancement to a billing system to include additional customer data. Certain maintenance and redevelopment projects, however, are large-scale in nature and can require analysis, remediation and testing of millions of lines of code. An immediate large-scale maintenance requirement is caused by the year 2000 problem. Examples of additional large scale legacy maintenance and redevelopment needs include the planned adoption of a single currency within the European Union, the combination of existing legacy systems as the result of a merger or acquisition, or the conversion to a new COBOL dialect due to a system upgrade or hardware platform change. Traditional maintenance and redevelopment of these legacy systems is often manual, time consuming, tedious and error-prone. Many organizations are attempting to improve the maintenance and redevelopment process in order to reduce costs, improve productivity and accuracy and leverage existing legacy system investments.

  Year 2000 Conversion

     The year 2000 problem is currently the most critical legacy system maintenance and redevelopment project for many organizations. Awareness and recognition of the year 2000 problem has been increasing rapidly as the millennium approaches. The year 2000 problem relates to the inability of many existing computer systems to process completely or accurately information or logic involving the year 2000 and beyond. The problem results from the use of two-digit date fields to perform computations and decision-making functions in most legacy systems. For example, a program using a two-digit date field may misinterpret "00" as the year 1900 rather than 2000. Date dependent programs are ubiquitous in legacy software applications used in many critical business operations, and unless these programs are remediated to address the year 2000 problem, many mission critical programs may fail or produce erroneous data or results. The year 2000 problem is particularly acute for many large organizations with extensive legacy systems that have been developed over a number of years, such as banks, insurance companies and governmental agencies.

     One industry source estimates that the overall cost of solving the year 2000 problem worldwide will be in the range of $300 billion to $600 billion. Another industry source estimates that total spending on the year 2000 problem will be more than $115 billion in the United States, of which more than $11 billion will be spent on software products. Due to a wide variety of technical complexities, there is no known simple solution to the year 2000 problem. Resolution of the year 2000 problem typically requires modification of many diverse software components, including programs, job control languages, query languages, screens and mapping, databases and utilities. The detailed assessment, planning, remediation and testing process of a year 2000 conversion project is repetitive, labor intensive and error-prone, particularly if performed manually on a line-by-line basis. In addition, each hardware operating platform has its own unique set of software components and typically encompasses multiple languages and interfaces between various applications. The difficulty in addressing the year 2000 problem is compounded by the fact that many organizations and third party service providers have only a limited number of individuals with the project management and technical expertise to conduct a year 2000 conversion project. Given the size, scope and technical complexity of the year 2000 problem, many organizations have concluded that they will be unable to address year 2000 conversion requirements in a timely manner utilizing existing internal resources and traditional maintenance and redevelopment methodologies. Many organizations may also find it difficult to outsource year 2000 conversion projects, since many third party service providers are facing similar resource constraints. These organizations are seeking solutions that can be used internally or by third party service providers to increase efficiencies and reduce the expense of a year 2000 conversion project.

  Client/Server Migration

     Many organizations are migrating existing legacy systems to client/server systems. Client/server systems provide several benefits over mainframe systems, including ease of use, flexibility in creating new applications, and the ability to access data from a variety of databases and present that data in various formats. Industry sources indicate that the client/server migration process tends to be a gradual process that takes place over a long period of time, requiring that existing legacy systems be retained. As a result, organizations are required to integrate client/server systems with existing legacy systems and are faced with additional maintenance and redevelopment requirements on the integrated system. When implementing client/server migration projects, organizations can replace or reuse existing legacy system applications. Replacement of existing legacy applications can involve either purchasing or customizing "off-the-shelf" software packages or rewriting legacy code into new software code that will operate in a client/server environment. The reuse of existing legacy software code involves the extraction of existing business rules and functions from legacy software applications which can be converted into objects to be utilized in a client/server environment.

     The growing availability and functionality of client/server-based applications are increasing the rate of client/server migration. ERP applications often must be integrated with existing legacy systems to access certain programs and data contained on these legacy systems. There is an increasing need to integrate client/server based data warehousing and data mining systems with key business data developed and maintained on legacy systems since much of the data managed and analyzed by data warehousing and data mining applications has been developed and stored on mainframe legacy systems and is impacted by legacy applications. Accordingly, many organizations are seeking solutions that leverage investments in existing legacy systems and provide efficient and cost-effective client/server migration.

THE SEEC SOLUTION

     SEEC develops, markets and provides integrated and comprehensive enterprise solutions that enable large organizations and third party service providers to efficiently and effectively maintain and redevelop legacy systems applications and databases. SEEC believes that its enterprise solutions offer the following significant benefits to customers:

     Integrated and Comprehensive Enterprise Solutions. SEEC's enterprise solutions combine highly automated software products with robust, proven methodologies that provide customers with an integrated and comprehensive solution to address a particular maintenance and redevelopment need. For example, SEEC's Smart Change Factory solution for the year 2000 combines the Company's software products, third party software products, well-defined methodologies, and related services to address the impact assessment, planning, remediation and testing phases of a year 2000 project. In addition, SEEC's enterprise solutions support a broad range of platforms, languages and databases. For example, SEEC's year 2000 enterprise solution supports a majority of the COBOL programming language dialects and numerous database packages on the IBM MVS and VSE, Unisys A-Series and DEC/VAX platforms. As a result, the Company's customers can obtain from a single source many or all of the required software products and methodologies necessary to efficiently complete a year 2000 conversion project or other legacy system maintenance and redevelopment projects.

     Cost Effective Solutions for Customers. SEEC's enterprise solutions have been developed to be cost effective for customers. SEEC's solutions have been designed to analyze and identify accurately a customer's application source code to determine the optimal maintenance and redevelopment solution, thereby minimizing the total lines of source code affected by a maintenance and redevelopment project. As a result, assessment, remediation and testing costs are reduced. SEEC's software products greatly reduce the level of manual effort required by a maintenance and redevelopment project by automating certain portions of the process and providing system documentation and understanding, which reduce labor costs. SEEC's PC-based software products also are easy to use and learn, which reduces training costs and enhances the efficiency of the maintenance and redevelopment process, particularly when compared to mainframe-based products.

     Solution Flexibility and Scalability. The Company's enterprise solutions are designed to provide a high degree of flexibility to customers. Customers can utilize SEEC's enterprise solutions in-house, or outsource all or a portion of their maintenance and redevelopment needs to third party service providers. Since SEEC's products are sold in a modular fashion and utilize the same core technology, end users can select the configuration of SEEC's software products that addresses a specific need. For example, customers can purchase any combination of COBOL Analyst 2000, Smart Change 2000, or COBOL Slicer or other products available from SEEC for the assessment, remediation and test planning phases, respectively, of a year 2000 project. The scalability features of SEEC's enterprise solutions are attractive to customers given the limited time available to address the year 2000 problem. Since the Company's solutions are PC-based and easy to implement, use and learn, customers can easily expand the number of software licenses, personnel and hardware required to address maintenance and redevelopment needs. The scalability of SEEC's enterprise solutions may be particularly attractive to third party service providers that provide solutions on a large scale to many customers and may need to rapidly expand services to meet customer demand.

     Solutions that Support Future Maintenance and Redevelopment Needs. SEEC's core technology facilitates legacy system documentation and understanding by creating a repository of source code that can be utilized continually for maintenance and redevelopment tasks. This documentation and repository can be used by certain of SEEC's other software products to perform future maintenance and redevelopment tasks, since these products share the same core technology. The Company's software products also provide documentation of maintenance and redevelopment procedures that have been performed on legacy code, which allows end users to review, audit and verify any source code changes and intervene to modify these changes when necessary. SEEC plans to continue to develop new enterprise solutions with software products that utilize the Company's core technology so that its customers may leverage prior investments in system maintenance and redevelopment.

SEEC'S STRATEGY

     SEEC's objective is to become a leading provider of enterprise solutions for maintenance and redevelopment of legacy systems. The following are the principal elements of the Company's strategy to achieve this objective:

     Enhance and Expand Leadership in Enterprise Solutions. SEEC intends to continue to enhance its existing enterprise solutions, such as the Smart Change Factory for the year 2000, and to expand its offering of enterprise solutions. The Company intends to continue to enhance its core source code analysis technology, solution methodologies, and software products to provide additional automation, functionality and cost savings to its customers. SEEC's core source code analysis technology allows the Company to efficiently introduce new software products that can be integrated with new or existing enterprise solutions. The Company intends to enhance or develop solutions to address additional legacy system maintenance and redevelopment opportunities including client/server migration and the legacy system redevelopment required to address the introduction of the European Monetary Unit.

     Capitalize on the Year 2000 Opportunity. The Company currently is focusing much of its efforts on addressing the significant near-term market opportunity presented by the demand for year 2000 solutions. The Company intends to capitalize on this opportunity by (i) continuing to enhance its year 2000 enterprise solution, (ii) establishing new relationships with, and licensing additional products to, third party service providers, and (iii) expanding its direct sales force, marketing efforts, and indirect distribution channels, both domestically and internationally.

     Leverage Customer Base. Many of the Company's customers have only recently commenced the evaluation of their year 2000 problem or are engaged in year 2000 assessment and planning. The Company intends to continue to license its products and sell its enterprise solutions to these customers. The Company also will seek to leverage its year 2000 customer base by providing additional products and solutions to such customers. SEEC believes that the knowledge and close working relationship it develops with its new and existing customers in providing enterprise solutions for the year 2000 problem will lead to opportunities to provide additional enterprise solutions to these customers. In particular, the Company's existing legacy system maintenance and redevelopment solutions and the client/server migration solutions that the Company is developing or plans to develop will be marketed to its year 2000 customers.

     Provide Solutions with Broad Market Appeal. SEEC's enterprise solutions have been developed to be cost effective, flexible and scalable. As a result, SEEC's enterprise solutions appeal to a wide range of Fortune 1000 organizations with a variety of maintenance and redevelopment requirements and to a broad range of third party service providers. SEEC intends to capitalize on these opportunities by marketing and selling its products through a broad range of distribution channels, including direct sales to end users, to end-users in conjunction with third party service providers, to third-party service providers and indirect sales through distributors.

SEEC ENTERPRISE SOLUTIONS

     SEEC's enterprise solutions provide an integrated and comprehensive approach to legacy system maintenance and redevelopment by combining SEEC's PC-based software products with well-defined methodologies that enable organizations to analyze, understand and improve existing legacy systems. SEEC's enterprise solutions are designed to reduce the time and labor required to perform legacy system maintenance and redevelopment projects. SEEC's enterprise solutions are provided directly to end user customers or to third party service providers. In addition, customers may outsource certain enterprise solution needs to the Company on a limited basis. The Company's enterprise solutions have been utilized by a broad range of customers in a number of industries to perform legacy system maintenance and redevelopment functions. Due to the immediate and significant focus by organizations on the year 2000 problem and SEEC's desire to capitalize on the year 2000 opportunity, substantially all of the Company's revenues are currently being generated by sales of SEEC's legacy system maintenance and redevelopment solutions that are related to the year 2000 problem. These solutions incorporate SEEC's core technology and could be utilized by SEEC's customers for future ongoing and additional maintenance and redevelopment tasks thereby producing future revenues for SEEC that are unrelated to the year 2000 problem.

  Year 2000 Enterprise Solution

     SEEC provides year 2000 conversion solutions through its Smart Change Factory. The Smart Change Factory combines SEEC's proprietary software products, including COBOL Analyst 2000, Smart Change 2000 and COBOL Slicer with well defined methodologies and third party software products to provide a comprehensive and integrated solution for year 2000 conversion. The Smart Change Factory is designed to address all phases of a year 2000 project, including assessment, planning, remediation and testing. The Smart Change Factory is designed to accurately analyze and determine which applications require remediation and automates certain portions of the analysis and remediation process. The Smart Change Factory can be established by an end user customer, a third party service provider, or by SEEC to perform outsourcing services. As a result, the Smart Change Factory provides for efficient utilization of existing customer IT resources by allowing a year 2000 project to be performed either in-house by an end user or partially or completely outsourced to a third party service provider. Currently, 15 third party service providers have licensed all or a portion of SEEC's Smart Change Factory for use in their year 2000 conversion projects.

     The Smart Change Factory is designed to be highly scalable by utilizing well-defined, repeatable and reliable processes. In addition, since SEEC's solutions are PC-based and easy to implement, use and learn, additional hardware, software and technical personnel resources can be added quickly and cost-effectively to meet expanding customer needs. The scalability features of the Smart Change Factory are particularly attractive to third party service providers, who are performing year 2000 conversions on a large scale for a number of customers and may need to rapidly expand their services to meet customer demand.

     A year 2000 conversion process consists of four phases: (i) inventory and impact assessment, (ii) planning, (iii) source remediation and (iv) testing. The following chart demonstrates the utilization of SEEC software products in each phase of a year 2000 conversion project:

       ASSESSMENT                 PLANNING              REMEDIATION               TESTING
------------------------    --------------------    --------------------    --------------------
COBOL Analyst 2000          COBOL Analyst 2000      COBOL Analyst 2000      COBOL Analyst 2000
Natural Analyst 2000        Date Analyzer           Smart Change 2000       COBOL Slicer
Date Analyzer

     Inventory and Impact Assessment Phase. This phase involves a comprehensive evaluation of a legacy system assisted by SEEC's software products to identify the applications, programs, files, databases and external interfaces that are or may be affected by the use of two digit date fields. An assessment is then made of potential program or system failures that may occur, the programs that must be corrected, and the cost and timing of implementing required corrections. The information developed in this phase is then used to create a set of technical reports identifying in detail affected programs, data items, logic statements and a preliminary estimate of remediation and testing budgets.

     Planning Phase. The planning phase involves analysis of the data generated in the impact assessment phase in order to generate a comprehensive plan for implementation of the remediation and testing phases. This phase is critical to developing an efficient remediation and test phase plan to minimize expenses and efficiently utilize existing information technology resources. Under the Smart Change Factory approach, the Company's software products are utilized to assist in determining the most appropriate year 2000 remediation approach, including program logic changes or date field expansion. In the planning phase, a determination is made whether particular programs should be phased out, replaced, redeveloped or remediated.

     Remediation Phase. This phase involves implementation of the steps determined in the planning phase to remediate affected source code and data. In the Smart Change Factory, this phase consists of an assembly line approach utilizing well-defined and repeatable methodologies. The Company's software products are utilized to assist in implementing program logic changes or date field expansion where appropriate. The combination of the Smart Change Factory approach and the Company's software products significantly reduces the effort required in the remediation process compared to manual remediation methods. The Smart Change Factory approach also allows for ongoing verification, intervention and audit capabilities, which provide significant flexibility to end users during the remediation process and when performing future maintenance and redevelopment functions.

     Testing Phase. All remediated and functionally related applications must be tested to ensure proper functionality. The Smart Change Factory, assisted by the Company's software products, identifies affected programs requiring testing and assists in generating test cases to ensure that remediated applications function accurately. The Company plans to integrate its software products with third party software products to further enhance the testing phase of the Smart Change Factory.

  Legacy System Maintenance and Redevelopment

     SEEC's legacy system maintenance and redevelopment enterprise solutions offer an integrated set of software products and repeatable processes that provide for the ongoing, day-to-day maintenance and redevelopment needs of legacy system customers. SEEC's solutions provide system documentation and understanding of existing business rules, program logic and data structures to assist in improving, updating, enhancing and redeveloping existing legacy systems and integrating new technologies. The Company intends to develop additional legacy system maintenance and redevelopment solutions that utilize its core source code analysis technology and methodologies to address other specific large scale maintenance and redevelopment needs, such as the legacy system redevelopment required to address the proposed introduction of the European Monetary Unit.

  Client/Server Migration

     SEEC is developing enterprise solutions for use in client/server migration. SEEC's existing software product technology provides the ability to extract business rules for reuse in an object-oriented, client/server environment, which avoids the costly recreation of these rules when migrating a legacy application to a client/server system. SEEC's existing software product technology also provides legacy system documentation and understanding, which increases the efficiency of replacing or integrating legacy systems with client/server systems. The Company plans to enhance or develop methodologies and software products that will integrate client/server systems with existing legacy systems. The Company has developed methodologies for client/server migration solutions, although none of these solutions have been sold to date. There can be no assurance that the Company's client/server migration solutions will compete successfully with those of other providers, or, even if successful, that the number and size of these types of solution offerings will be material to the overall operations of the Company.

SEEC SOFTWARE PRODUCTS

     SEEC offers a range of proprietary software products for legacy system maintenance and redevelopment that are integrated with the Company's enterprise solutions or provided to customers as stand-alone products. The Company's primary software product line is based on its core source code analysis technology introduced with the COBOL Analyst product in 1992, and provides a broad range of capabilities to address various legacy system maintenance and redevelopment needs. The Company's products have been designed to be easy to use and learn, allowing customers to rapidly train technical personnel and reduce training costs. SEEC's products operate in a PC-based environment and are available in versions for Windows 3.1, OS/2, Windows 95 and

Windows NT. SEEC's software products can be purchased in various combinations or can function as stand-alone products, allowing customers to meet specific maintenance and redevelopment needs.

     The Company's primary software products analyze and modify mainframe source code that is downloaded to a PC-based environment and stored in an application dictionary for the performance of maintenance and redevelopment functions. The application dictionary contains all of the key design elements of a legacy application, including source code, database definitions, screen definitions and job control language. The Company's software utilizes proprietary parsing, data flow and program slicing technology to create the relationships between databases and source code which enables the documentation and understanding of a legacy COBOL system. Information about the flow of control among programs is also stored in the application dictionary, providing further system understanding by enabling users to group items by business function. The Company's software utilizes proprietary text scanning technology to identify date fields and the impacted lines of code for a wide variety of non-COBOL languages.

     SEEC's core source code analysis technology has been designed to allow for the integration and efficient development of additional software application modules to meet evolving legacy system maintenance and redevelopment needs. In addition, the application dictionary created by SEEC's core technology can be accessed to perform future maintenance and redevelopment functions, providing additional benefit to the customer. For example, an application dictionary created for a year 2000 conversion can be accessed for other ongoing maintenance and redevelopment needs.

     As indicated by the following chart, the software products incorporated in SEEC's year 2000 and legacy system maintenance and redevelopment enterprise solutions support analysis, remediation and test planning across a wide range of platforms, languages and databases, including both COBOL and non-COBOL systems:

                   DATABASES/
                  TELEPROCESSING
   PLATFORMS        MONITORS                         LANGUAGES
---------------   ------------   --------------------------------------------------
IBM MVS           IMS            INTELLIGENT PARSING TECHNOLOGY
IBM VSE           DB2            IBM OS/VS COBOL             IBM COBOL 2
Unisys A-Series   VSAM           IBM DOS/VSE COBOL           Unisys A-Series COBOL
DEC/VAX           IDMS           IBM COBOL 370               MicroFocus COBOL
HP 3000           ADABAS         CA-Realia COBOL             DEC/VAX COBOL
                  CICS           HP COBOL                    Software AG Natural
                  IMS/DC
                                 RULE-BASED TEXT SCANNING TECHNOLOGY
                                 ADS/O                       Assembler
                                 CSP                         Easytrieve
                                 Easytrieve Plus             Focus
                                 Fortran                     Mantis
                                 LINC II                     PL/1
                                 Quickjob                    RPG
                                 SAS                         TBOL
                                 Telon

     The following diagram illustrates SEEC's products and product architecture:

                                     GRAPH

     The following software products utilize the Company's core source code analysis technology:

     SEEC COBOL Analyst. COBOL Analyst is an application maintenance and redevelopment software product that is used for performing system-wide change impact analysis, for documentation and for enhancing program and system understanding. Organizations use COBOL Analyst for on-going legacy system maintenance and redevelopment needs or for rewriting legacy system applications in a client/server architecture. COBOL Analyst includes several features that facilitate maintenance and redevelopment tasks, including features that (i) guide programmers through multiple execution scenarios and record traversed paths for future analysis and follow-up, (ii) detect and identify redundant data across programs, screens, files and databases, (iii) load and analyze data definitions and the structured query language embedded within a program and provide drill-down capability to permit analysis of design details, and (iv) permit users to export system-level cross reference information into a relational database, to enable customized analysis and reporting.

     SEEC COBOL Analyst 2000. COBOL Analyst 2000 is an enhanced version of COBOL Analyst that contains all the capabilities of COBOL Analyst, as well as several additional features that enable accurate identification of date fields in COBOL programs, databases and screens. COBOL Analyst 2000 assists in all phases of year 2000 conversion projects. COBOL Analyst 2000 generates impact analysis reports and provides a cost model for estimating time, labor and conversion requirements. COBOL Analyst 2000 supports IMS, DB2 and VSAM databases and the Company believes it is the only product of its type with support for ADABAS and CA-IDMS databases. COBOL Analyst 2000 includes a feature to scan for date patterns in order to locate date items and a synonym processing feature to identify indirect references to date items.

     SEEC Smart Change 2000. Smart Change 2000 employs SEEC's extensive knowledge base of commonly-used date rules to identify the items and statements affected by the year 2000, and uses an expert system to select the appropriate rule to be applied. Smart Change 2000 enables users to customize data logic rules to meet specific requirements. Smart Change 2000 modifies the affected date-related code, replacing it with year 2000 compliant code. All original source code remains intact and Smart Change 2000 changes are identified by tags that mark the renovated code and explain why a correction was made. This type of documentation allows developers to audit and verify changes made, and intervene where necessary to perform manual code changes. This documentation also eases the task of future maintenance and redevelopment on impacted code.

     SEEC COBOL Slicer. COBOL Slicer, which is derived from the Company's core source code analysis technology, uses "program slicing" technology to increase application redevelopment productivity by providing understanding of business rules embedded in legacy applications. COBOL Slicer allows customers to understand the program, data structure and input/output screens of an application. Business rules can then be identified by locating appropriate slicing criteria and understanding the code slice, control flow and the logical data model. COBOL Slicer also is being used for test planning, including test planning for year 2000 problems. The test case generation option enables COBOL Slicer to identify all of the application paths that need to be tested as a result of changes made for the year 2000 problem.

     In order to address other legacy system maintenance and redevelopment needs, SEEC also has developed other software products that are based on technology other than the Company's core source code analysis technology:

     SEEC Natural Analyst 2000. Natural Analyst 2000 is a stand-alone software product that parses and examines Natural/ADABAS applications in order to efficiently and accurately identify date fields, maps and database descriptions. Natural Analyst 2000 generates comprehensive year 2000 reports following application analysis.

     SEEC Object Designer. Object Designer is a stand-alone product that also can interface with the Company's core source code analysis technology. Object Designer utilizes an object modeling technique to represent the business model and generate the database design for relational databases such as Oracle and Sybase. Object Designer allows the user to generate objects which are reusable by applications in PC-based visual languages such as Microsoft's Visual Basic and Sybase's Power Builder. The object model can be populated by mapping objects to entities in the legacy application using the application dictionary. Object Designer may be utilized in conjunction with COBOL Analyst and COBOL Slicer and/or third party software tools to extract business rules to build reusable objects for client/server migration. This product currently is under development and has not been marketed or sold to date.

     SEEC Date Analyzer. Date Analyzer is a stand-alone product that uses text-scanning technology to provide year 2000 impact analysis for non-COBOL applications. Date Analyzer examines the various programs or source files across languages using a pattern-matching process, and then analyzes the language rules to detect the items and statements which are potentially affected by the year 2000. Date Analyzer utilizes pre-defined language rules that enable it to address different languages. Date Analyzer produces comprehensive reports and helps produce a set of metrics used to create a cost estimation model for non-COBOL source programs.

TRAINING, CONSULTING AND YEAR 2000 SERVICES

     The Company provides a variety of training and consulting services to its customers for its enterprise solutions and software products. SEEC offers user training at its own facilities or at a customer site. SEEC provides consulting expertise in its software products, methodologies and project management. These services enable SEEC's customers to tailor SEEC's enterprise solutions to fit individual requirements, including setting up a Smart Change Factory at a customer site or at a third party service provider. SEEC also operates Smart Change Factories at customer sites or at its Pittsburgh, Pennsylvania headquarters on a limited basis. SEEC also will undertake assessment and remediation projects, on a limited basis, at its headquarters.

PRICING OF PRODUCTS AND PROFESSIONAL SERVICES

     SEEC's software products are typically licensed to customers. End user license agreements generally limit the use of products to a fixed number of users. On average, the license fee to an end user for SEEC's suite of software products ranges from $100,000 to $500,000, depending on the number of users, platforms, languages and databases that must be supported.

     Product pricing for third party service providers, who typically have established "factories" for year 2000 conversions for multiple customers, is based on a line of code ("LOC") usage fee. Third party service providers generally make a minimum initial purchase to set up a Smart Change Factory. Additional fees paid by third party service providers vary based on the LOC volume processed through the factory utilizing SEEC's software products and enterprise solutions. The volume of LOC processed is monitored by the Company through the use of programmed hardware keys that attach to the factory computers. Recurring maintenance fees are charged both to end user customers and third party service providers based on the applicable list prices for the software.

     The Company offers on-site training and consulting services on a time and materials basis. From time to time, the Company offers year 2000 assessment and remediation solutions on a fixed-price basis, rather than on a time and materials basis. These contracts are typically terminable by either party upon written notice. Although the Company uses its past experiences to reduce the risks associated with estimating, planning and performing fixed-price projects, the Company has a limited history of such projects on which to make such estimates. The Company's failure to estimate accurately the resources, costs and time required for a project or its failure to complete its contractual obligations within the time frame committed could result in cost overruns and reduced margins and could have a material adverse effect on the Company's business, operating results and financial condition.

CUSTOMER AND TECHNICAL SUPPORT

     SEEC offers maintenance for each of its products, which entitles the customer to receive technical support and advice, including problem resolution services, installation assistance, error corrections and any product enhancements released during the maintenance period. SEEC's standard license agreement does not require SEEC to provide maintenance for any period of time and does not provide express or implied warranties for SEEC's product software. Maintenance and support services are provided primarily by telephone or e-mail from SEEC's Pittsburgh, Pennsylvania headquarters. Support for SEEC's European customers is provided by SEEC's London, England office, and support for SEEC's Asian customers is provided through arrangements between SEEC and ERA. As of December 31, 1997, SEEC had a total of six employees in the United States and two employees in Europe providing customer and technical support services.

CUSTOMERS

     SEEC's products and services are used by information systems departments of Fortune 1000 companies, and similarly-sized business and governmental organizations and by third party service providers.

     Following is a partial list of customers and service providers that have purchased products and/or services from SEEC:

       CUSTOMERS                                                                   SERVICE PROVIDERS
--------------------------------------------------------------------------   ----------------------------
Aluminum Company of America           Mack Trucks, Inc.                      Complete Business
American Savings Bank                 Michigan Department of State             Solutions, Inc.
Anthem Insurance Companies, Inc.      Northern Illinois Gas Company          Computer Enterprises, Inc.
Banc One Services Corporation         NOVUS Services                         Coopers & Lybrand LLP
Bank of New York                      Olin Corporation                       CyberTech International
BJC Health Systems Corporation        Rockwell International Corporation       Corporation
Dun & Bradstreet Europe Ltd.          Joseph T. Ryerson & Son, Inc.          IBM Global Services
Firstar Information Services          Sallie Mae, Inc.                       Intersolv, Inc.
  Corporation                         University of Pittsburgh               IMI Systems, Inc.
Foremost Insurance Company            USA Group, Inc.                        Patni Computer Systems
  (through IBM's Integrated Systems   Weirton Steel Corporation                Private Limited
  and Solutions Corp.)                Wells Fargo Bank                       Quasar Professionals
Harris Trust and Savings Bank         Wheeling-Pittsburgh Steel              Satyam Computer Services
Hudson's Bay Company                    Corporation                            Limited
Human Resources Administration-                                              Silverline Industries, Inc.
  The City of New York                                                       Synapse Computer Services,
Human Resources Department-Canada                                              Inc.
                                                                             Tata Infotech Limited
                                                                             UII Corporation
                                                                             Unisys Corporation

     During fiscal 1997, revenues from Complete Business Solutions accounted for 19% of SEEC's total revenues. During the nine months ended December 31, 1997, revenues from IBM represented 11% of total revenues. Three customers during the first and third quarters of fiscal 1998, and four customers during the second quarter of fiscal 1998, accounted for approximately 50% of the Company's total revenues in these quarters.

SALES, MARKETING AND DISTRIBUTION

     SEEC markets and sells its products and solutions directly through its direct sales force and indirectly through a distributor and third party service providers. To support its sales efforts, SEEC utilizes a direct mail campaign supported by promotion through trade articles and trade shows. In addition, SEEC enters into software licenses and other arrangements with third party service providers such as Complete Business Solutions, IBM and Unisys. These third party service providers utilize the Company's solutions and software products in connection with legacy system maintenance and redevelopment engagements, including year 2000 services. SEEC has granted several organizations the non-exclusive right to market its products. In the United States, SEEC sells and supports its products and services from its Pittsburgh, Pennsylvania headquarters, its five U.S. regional offices and through sales personnel located in two other cities. Outside the United States the Company has established a sales office in London and has a distribution relationship with ERA. As of December 31, 1997, SEEC had 29 employees engaged in sales and marketing. In fiscal 1997 and the first nine months of fiscal 1998, approximately 16% and 18%, respectively, of the Company's revenues were from sales to customers outside of the United States, including sales to ERA.

     SEEC intends to continue to expand its sales and marketing effort by hiring additional sales and marketing personnel, opening new sales offices and entering into additional arrangements with third party service providers and distributors. SEEC also intends to enter into additional distribution, license and/or marketing agreements, particularly with service providers or strategic systems integrators, for its software products. The Company is focused on increasing the number of licenses of its year 2000 solutions and developing its year 2000 solution customer base. The Company intends to leverage this customer base to cross-sell other enterprise solutions and software products.

     In November 1993, SEEC entered into a five year International Software Marketing and License Agreement (the "VIASOFT Agreement") with VIASOFT, pursuant to which SEEC granted VIASOFT a worldwide license to use and market all of SEEC's products that address the COBOL maintenance market, including the COBOL Analyst product line, but excluding the year 2000 products, under VIASOFT's private label "ESW/PC". The license granted to VIASOFT limited exclusive marketing rights through June 1, 1995 and non-exclusive rights thereafter. Pursuant to the VIASOFT Agreement, VIASOFT paid SEEC a royalty of 30% of all license or maintenance fees related to its distribution of SEEC's products up to a maximum of $2 million and thereafter a royalty of 25% of license fees and 30% of maintenance fees related to SEEC's products. The VIASOFT Agreement permitted SEEC to use VIASOFT's proprietary COBOL Parser Validation Suite to test SEEC's products. In exchange for such use, SEEC agreed to pay to VIASOFT a royalty of 5% of SEEC's sales of products which contain or use a COBOL parser, subject to a maximum royalty payment of $1 million and a minimum royalty payment of $100,000, during the five year period ending November 30, 1998.

     SEEC gave notice to VIASOFT on December 3, 1996 of its intention to terminate the VIASOFT Agreement as a result of VIASOFT's not making minimum royalty payments of at least $1 million during the 12 months preceding the third anniversary of the date of the VIASOFT Agreement. SEEC received notice from VIASOFT that it did not intend to extend the VIASOFT Agreement by making such minimum payments and acknowledging that the VIASOFT Agreement terminated effective June 4, 1997.

     The VIASOFT Agreement had provided that, upon termination, the Company would be obligated to deliver to VIASOFT that number of copies of the licensed products equal to the balance of the advanced royalty divided by the applicable licensed product royalty amount. At such time as these copies were delivered to VIASOFT, the Company would recognize as income the balance of the advance royalty.

     On June 30, 1997, the Company received formal notice from VIASOFT that no further copies of the licenses products were to be delivered to VIASOFT, and that the Company was relieved of such obligation under the terms of the VIASOFT Agreement. Accordingly, the $780,552 balance of the advance royalty has been recognized as software license revenue in the quarter ended June 30, 1997.

COMPETITION

     The market for SEEC's enterprise solutions and software products, including products and solutions for the year 2000 problem, is intensely competitive and is characterized by rapid change in technology and user needs and the frequent introduction of new products. SEEC's principal competitors in the software products market include Computer Associates International, Inc., Compuware Corp., MicroFocus Group Public Limited Company, Peritus Software Services, Inc. and VIASOFT. Many of the Company's potential customers are outsourcing their year 2000 conversion work to outside service providers. Accordingly, the Company also competes indirectly, and its third party service providers compete directly, with large service providers such as Cap Gemini America, Computer Horizons Corp., IBM Global Services, Information Management Resources Incorporated, Keane, Inc. and the Big Six accounting firms. Certain of these service providers have developed or acquired proprietary software products that compete directly with the Company's software products. Many of the Company's competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than the Company.

     SEEC believes that the principal factors affecting competition in its markets include product performance and reliability, product functionality, ability to respond to changing customer needs, ease of use, training, quality of support and price. Other than technical expertise and, with respect to the year 2000 solutions market, the limited time available until the year 2000 arrives, there are no significant proprietary or other barriers to entry that could prevent potential competitors from developing or acquiring similar software products or providing competing solutions in the Company's market.

     The Company's ability to compete successfully in the sale of enterprise solutions and software products will depend in large part upon its ability to attract new customers, deliver and support product enhancements to its existing and new customers and respond effectively to continuing technological change by developing new enterprise solutions and software products. SEEC believes that its primary competitive advantages are price, performance and support. The Company believes that the performance and support advantages of its PC-based software products include a graphical user interface, ease-of-use and portability, support for a wide range of platforms, languages and databases, and the accuracy and completeness of the analysis and solutions that its products provide. There can be no assurance that the Company will be able to compete successfully in the future, or that future competition for product sales and solutions or other competitive factors will not have a material adverse effect on the Company's business, operating results and financial condition.

RESEARCH AND DEVELOPMENT

     The Company's future success will depend, in large part, on its ability to enhance its current products and develop or acquire new products to keep pace with evolving industry standards, technological developments and provide additional functionality to address changing customer needs. This will require, among other things, that the Company build interfaces with third party products and adapt to changing industry standards. There can be no assurance that the Company will be successful in developing or acquiring product enhancements or new products, that it can introduce such products or enhancements on a timely basis, or that any such products or enhancements will be successful in the marketplace. The Company's delay or failure to develop or acquire products that keep pace with evolving industry standards and technological developments or provide additional functionality to address changing customer needs could have a material adverse effect on its business, operating results and financial condition. The Company currently has a number of product enhancement and new product development efforts underway including (i) enhancing Smart Change 2000 to provide customers with an option to include automated date field expansion as one aspect of its source code correction for year 2000 conversion, (ii) adding automated source code renovation features to Natural Analyst 2000, (iii) further enhancement of COBOL Slicer for test coverage analysis, (iv) providing support for Unisys 2200, (v) integrating its software products with third party testing products to provide an integrated solution for testing applications remediated for the year 2000, and (vi) enhancement of its Object Designer product for client/server migration. In addition, SEEC intends to continue research and development efforts aimed at adapting its core source code analysis technology to provide enterprise solutions for client/server migration as well as for on-going legacy system maintenance and redevelopment needs such as the legacy system redevelopment required to address the introduction of the European Monetary Unit.

     SEEC's development of new products has been accomplished primarily with in-house development personnel and through its relationship with ERA. The initial development of SEEC's COBOL maintenance products was funded in part by a grant from ICICI pursuant to the Project Financing Agreement among ICICI, SEEC and ERA. The Project Financing Agreement provided for joint ownership by SEEC and ERA of all products developed with funds provided thereunder. In March 1996, SEEC and ERA entered into a Product Purchase Agreement (the "Product Purchase Agreement"), pursuant to which ERA transferred its ownership interest in SEEC's products and technologies to SEEC and agreed to assist SEEC in developing new products and technologies. Pursuant to the Product Purchase Agreement, ERA has the nonexclusive right to perform design and development work with respect to SEEC's products pursuant to specified development schedules. In addition, ERA has agreed to maintain in India the necessary infrastructure and personnel to support such design and development work. ERA has also agreed to transfer to SEEC the necessary manpower for product support and to maintain a team of personnel in India for maintenance of SEEC's products.

     SEEC has the right to purchase ERA's research and development facility, including personnel, equipment and information utilized by ERA for design, development and maintenance of products, upon the occurrence of certain events including a change of control of ERA, a termination of the Product Purchase Agreement by ERA upon 12 months' notice, certain defaults by ERA, an initial public offering by ERA or the failure by the parties to agree upon maintenance fees after the first six years of the Product Purchase Agreement. See "Certain Transactions." In addition, for a description of certain risks inherent in offshore software development, see "Risk Factors--Dependence on Offshore Software Development."

     As of December 31, 1997, SEEC had nine employees engaged in product development, and approximately 20 employees of ERA were engaged in product development for SEEC. All of SEEC's research and development employees are located at SEEC's Pittsburgh, Pennsylvania headquarters. During fiscal 1995,

1996 and 1997, and the nine months ended December 31, 1996 and 1997, research and development expenditures, including research and development fees paid to ERA, were $407,000, $337,000, $428,000, $242,000 and $689,000, respectively. The
Company anticipates that it will continue to commit substantial resources to research and development in the future.

     Software products such as those offered by the Company often encounter development delays and may contain undetected errors or failures when introduced or when new versions are released. The Company has in the past experienced certain delays in the development of its software. Although the Company has not experienced any material adverse effects resulting from any such errors or delays to date, there can be no assurance that, despite testing by the Company and by current and potential customers, errors will not be found in new products or releases after commencement of commercial shipments, or that the Company will not experience development delays, resulting in delays in the shipment of products and a loss or delay in market acceptance, which could have a material adverse effect on the Company's business, operating results and financial condition.

PROPRIETARY RIGHTS

     The Company's success is heavily dependent upon its proprietary technology. The Company regards its enterprise solutions and software products as proprietary and attempts to protect them under a combination of copyright, trade secret and trademark laws as well as by contractual restrictions on employees and third parties. Despite these precautions, it may be possible for unauthorized parties to copy the Company's software or to reverse engineer or otherwise obtain and use information the Company regards as proprietary. The Company has no patents, and existing trade secret and copyright laws provide only limited protection. Certain provisions of the license and distribution agreements generally used by the Company, including "shrink-wrap" license agreements, including provisions protecting against unauthorized use, copying, transfer and disclosure, may be unenforceable under the laws of certain jurisdictions, and the Company is required to negotiate limits on these provisions from time to time. Policing unauthorized use of the Company's products is difficult and, while the Company is unable to determine the extent to which piracy of its software exists, software piracy is expected to be a persistent problem, particularly in international markets and as a result of the growing use of the Internet. Certain third parties have been provided access to the source code for certain of the Company's products. Access to source code may increase the possibility of misappropriation or misuse of the Company's software. The Company's close relationship with certain third party service providers increases the risk that such providers may attempt to use the Company's proprietary software products and methodologies to develop their own solutions that compete with those of the Company. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the steps taken by the Company will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. In addition, the Company's solutions depend, to a certain extent, on the ability of the Company to build interfaces with third party software products, which are subject to the proprietary rights of such third parties. There can be no assurance that such third parties will continue to support or update such products or that the Company will continue to have the access to such products necessary to offer the interfaces as a component of the Company's solutions.

     Significant and protracted litigation may be necessary to protect the Company's proprietary rights, to determine the scope of the proprietary rights of others or to defend against claims for infringement. The Company is not aware that any its products, trademarks or other proprietary rights infringe the proprietary rights of third parties and the Company is not currently involved in any litigation with respect to proprietary rights. Infringement claims against software developers are likely to increase as the number of functionally similar products in the market increases. There can be no assurance that third party claims, with or without merit, alleging infringement will not be asserted against the Company in the future. Such assertions, whether with or without merit, can be time consuming and expensive to defend and could require the Company to cease the use and sale of infringing products, trademarks or technologies, to incur significant litigation costs and expenses and to develop or acquire non-infringing technology or to obtain licenses to the alleged infringing technology. There can be no assurance that the Company would be able to develop or acquire alternative technologies or to obtain such licenses on commercially acceptable terms or at all, which could have a material adverse effect on the Company's business, operating results and financial condition.

     Smart Change Factory is a U.S. registered service mark of the Company. Applications for U.S. registrations of the marks SEEC Smart Change 2000, SEEC Date Analyzer, SEEC COBOL Analyst, SEEC COBOL Slicer, and SEEC COBOL Analyst 2000 are pending.

EMPLOYEES

     As of December 31, 1997, SEEC had 68 employees, including 29 in sales and marketing, nine in research and development, six in customer support, 15 in professional services and nine in corporate operations and administration. The Company's success will depend, in part, upon its ability to hire and retain key senior management and skilled technical, professional services and sales and marketing personnel. Although the Company believes it will be able to hire qualified personnel for such purposes, an inability to do so could materially and adversely affect the Company's ability to market, sell, develop and enhance its enterprise solutions and products. The market for qualified personnel has historically been, and the Company expects that it will continue to be, intensely competitive and the process of locating and hiring qualified personnel can be difficult, time-consuming and expensive. None of SEEC's employees is represented by a collective bargaining agreement. SEEC believes that its relations with its employees are good.

FACILITIES

     SEEC's principal administrative, research and development, customer support and marketing facilities are located in approximately 8,000 square feet of space in Pittsburgh, Pennsylvania. SEEC occupies these premises under a lease agreement which expired in December 1997 and has been extended on a month-to-month basis. The Company has entered into a new lease agreement for approximately 16,000 square feet of office space located within the greater Pittsburgh metropolitan area, and plans to relocate to that space by March 1998. The new lease agreement expires in February 2003. In addition, SEEC leases office space for regional sales offices in Boston, Massachusetts; Chicago, Illinois; Cincinnati, Ohio; Dallas, Texas; and Washington, D.C. SEEC also leases office space in London, England for its European sales office. The Company anticipates that additional facilities will be required in the future and believes that it will be able to obtain suitable additional space as needed.

LEGAL PROCEEDINGS

     SEEC is not a party to any material litigation.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of SEEC are as follows:

NAME                              AGE     POSITION
-------------------------------   ----    --------------------------------------------------------------
Raj Reddy(1)...................   60      Chairman and Director
Ravindra Koka..................   47      President, Chief Executive Officer and Director
John D. Godfrey................   48      Vice President, Professional Services, Secretary and Director
Richard J. Goldbach............   42      Chief Financial Officer and Treasurer
Allen D. Gart..................   56      Vice President--Americas Sales
Radha Ramaswami Basu(1)........   47      Director
Stanley A. Young(2)............   71      Director
Abraham Ostrovsky(2)...........   55      Director

---------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Raj Reddy is a co-founder of SEEC and has served as a director since SEEC's inception in 1988. He serves as a consultant in a scientific or engineering capacity from time to time on projects for SEEC, and has served as Chairman of the Board since February 1988. Dr. Reddy is Dean of the School of Computer Science and the Herbert A. Simon University Professor of Computer Science and Robotics at Carnegie Mellon University. He joined Carnegie Mellon's Department of Computer Science in September 1969 and served as Director of the Robotics Institute from September 1979 to September 1992. Dr. Reddy is Chairman of the Board of Directors of Carnegie Group, Inc., a custom software development and systems integration services company, a member of the Board of Directors of Telxon Corporation, a systems integration services company that provides tele-transaction computers and radio frequency data collection systems, and a member of the Technical Advisory Board of Microsoft Corporation. In February 1997, Dr. Reddy was appointed by President Clinton to membership on the Presidential Advisory Committee on High-Performance Computing and Communications, Information Technology, and the Next Generation Internet.

     Ravindra Koka is a co-founder of SEEC and has been President and Chief Executive Officer and a director of SEEC since its inception in 1988. Mr. Koka is a founding shareholder and director of ERA and a founding shareholder and director of ACS Technologies Limited, an Indian company engaged in providing computer hardware maintenance and service. Prior to founding SEEC, Mr. Koka was a program analyst with System Development Corp., a software development company, a senior systems analyst and mainframe application developer for Roan Consolidated Mines, Ltd., a copper mining company, and a visiting scientist and Adjunct Associate Professor at Carnegie Mellon University's Department of Computer Science.

     John D. Godfrey has been Vice President, Professional Services, and Secretary of SEEC since May 1989, and was elected a director of SEEC in March 1996. Prior to joining the Company, Mr. Godfrey served in various management positions at Cimflex Teknowledge Corp., a software development company, from November 1985 to May 1989, was director of engineering for American Auto-Matrix, Inc., a manufacturer of general purpose micro-processor-based network systems for control of building environments, from March 1984 to August 1985 and director of engineering for PERQ Systems Corp., a provider of computer time-sharing services, from March 1983 to March 1984, and served as manager of graphic information systems for Mellon Bank, N.A. from September 1976 to November 1981.

     Richard J. Goldbach joined SEEC in October 1996 as Chief Financial Officer and has been Treasurer of the Company since August 1997. Mr. Goldbach had previously served as Finance Director for ADVO, Inc., a direct mail marketing company, from May 1991 to September 1996, and as Chief Financial Officer and Treasurer of Scribe Systems, Inc., a computer software publishing company, from January 1986 to

December 1990. Prior to that time, Mr. Goldbach was a senior manager in the audit department of Arthur Andersen LLP. He is a certified public accountant.

     Allen D. Gart joined SEEC in January 1997 as Vice President-Americas Sales. Prior to joining SEEC, Mr. Gart served as Vice President for Essence Systems, Inc., from January 1996 through December 1996. Prior to that, Mr. Gart was Director of National Accounts for Legent Corporation, a software development company, from January 1993 to December 1995. Mr. Gart served as Vice President--North American Sales for Resumix (Ceridian Corporation), a developer of employment automation software, from April 1991 to December 1993 and Senior Vice President for Computer Associates (Cullinet), a provider of computer manufacturing services and software from November 1982 through March 1991. Mr. Gart has also served in various sales management positions with IBM and AMDAHL Corporation.

     Radha R. Basu has been a director of SEEC since August 1996. Ms. Basu is the general manager of Hewlett Packard Company's Enterprise Solutions Organization, a position she has held since November 1996. Ms. Basu has held various positions since joining Hewlett Packard in 1978, including general manager of International Software Operations from 1990 to 1996, and operations manager for India Software Operations, where she was responsible for starting up Hewlett Packard Company's operations in India.

     Stanley A. Young has been a director of SEEC since it was founded in 1988. Mr. Young has been active as a consultant and venture capital investor for the past five years and is Chairman, President and Chief Executive Officer of Young Management Group, Inc., a management and financial consulting firm. Mr. Young is a director of JetForm Corporation ("JetForm"), a provider of forms-based workflow automation software, Andyne Computing, Ltd., a software development company and Compressent, Inc. ("Compressent"), a developer of color fax software. Mr. Young was formerly a director and seed investor in Parametric Technology Corporation.

     Abraham Ostrovsky has been a director of SEEC since January 1997. Mr. Ostrovsky has been Chairman and Chief Executive Officer of Compressent since February 1996. Mr. Ostrovsky is also Chairman of JetForm, a position he has held since 1995. He joined JetForm in 1991 as Chief Operating Officer and was Chief Executive Officer from 1991 to 1995. Prior to joining JetForm, Mr. Ostrovsky was concurrently the Senior Vice President of Erskine House PLC, an office equipment dealership, and the Chairman of Savin Florida, a subsidiary of Erskine House, from 1988 to 1990.

TERMS OF DIRECTORS

     The Company's directors are elected by the shareholders. The Company's Board of Directors is divided into three classes, with the members of each class serving staggered three-year terms. The Board of Directors consists of two Class I directors (Abraham Ostrovsky and Stanley A. Young), two Class II directors (Radha R. Basu and John D. Godfrey), and two Class III directors (Ravindra Koka and Raj Reddy), whose terms will expire at the 2000, 1998 and 1999 Annual Meeting of Shareholders, respectively (in all cases subject to the election and qualification of their successors or to their earlier death, resignation or removal). SEEC's Bylaws provide that the number of directors shall be fixed from time to time by a majority of the Board of Directors and that vacancies on the Board of Directors (including vacancies created by an increase in the number of directors) may be filled by a majority of the Board of Directors then in office or by the sole remaining director, or, if the Board of Directors or the sole remaining director fails to act, by the shareholders.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Compensation Committee is responsible for administering the Company's stock option plans, to the extent provided in the authorizing Board resolutions for such plans, and for reviewing and making recommendations to the Board with respect to the salaries, bonuses and other compensation of executive officers, including the terms and conditions of their employment, and other compensation matters. The members of the Compensation Committee are Radha R. Basu and Raj Reddy.

     The Audit Committee is responsible, to the extent provided in the authorizing Board resolutions, for making an annual recommendation, based on a review of qualifications, to the Board for the appointment of independent public accountants to audit the financial statements of SEEC and to perform such other duties as the Board may from time to time prescribe. The Audit Committee is also responsible for reviewing and making recommendations to the Board with respect to (i) the scope of audits conducted by SEEC's independent public accountants and (ii) the accounting methods and the system of internal controls used by SEEC. In addition, the Audit Committee reviews reports from SEEC's independent public accountants concerning the Company's accounting practices. The members of the Audit Committee are Abraham Ostrovsky and Stanley
A. Young.

STRATEGIC ADVISORY BOARD

     In 1996, the Company appointed a Strategic Advisory Board comprised of Mr. Glen Chatfield and Ms. Radha R. Basu. The Strategic Advisory Board meets quarterly and advises the Company's Board of Directors and management on business and product strategy.

     Mr. Chatfield is a director of Carnegie Group, Inc. Mr. Chatfield was President of Chatfield Enterprises from April 1990 to November 1992, and has been President of Optimum Power Technology, Inc. since December 1992, Chairman of Emprise Technologies, Inc. since December 1992, and General Partner of CEO Venture Fund since January 1986. He was a founder of Duquesne Systems, Inc., a predecessor of LEGENT Corporation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors was formed in September 1996. Radha R. Basu and Raj Reddy, the current members of the Compensation Committee, were not, at any time during the year ended March 31, 1997, or at any other time, officers or employees of SEEC. No executive officer of SEEC serves as a member of the board of directors or compensation committee of another entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. Certain members of the Company's Board of Directors are parties to transactions with the Company.

COMPENSATION OF DIRECTORS

     SEEC pays its non-employee directors $2,000 per Board meeting attended in person and $1,000 per Board meeting attended by telephone. Directors who are employees do not receive any compensation for services performed in their capacity as directors. SEEC reimburses each director for reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors and any of its committees.

     In connection with their agreeing to serve on the Board of Directors, on September 30, 1996, SEEC granted to each of Radha R. Basu and Abraham Ostrovsky ten-year options to purchase 4,526 shares of Common Stock at $3.62 per share. The options vest 50% each on the first and second anniversaries of their commencement of service as directors. On August 8, 1997, SEEC granted to each of Radha R. Basu, Abraham Ostrovsky and Stanley Young, the Company's non-employee directors, ten year options to purchase 15,000 shares of Common Stock at $20.75 per share. The options vest ratably over a three-year period following the date of grant.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation paid by SEEC for services rendered to the Company during the fiscal year ended March 31, 1997 by Ravindra Koka, the Company's Chief Executive Officer. No other executive officer received total salary and bonus in excess of $100,000 during the fiscal year ended March 31, 1997.

                           SUMMARY COMPENSATION TABLE

                                                                                     ANNUAL
                                                                                  COMPENSATION
NAME AND PRINCIPAL POSITION                                                          SALARY
------------------------------------------------------------------------------    ------------
Ravindra Koka.................................................................      $100,409
  (President and Chief Executive Officer)

STOCK OPTION INFORMATION

     No stock options were granted to Mr. Koka during the fiscal year ended March 31, 1997. As of March 31, 1997, SEEC had not awarded stock appreciation rights to any employee. Also, SEEC currently has no defined benefit or actuarial plans.

     The following table sets forth certain information with respect to the value of stock options held by Mr. Koka at March 31, 1997. Mr. Koka did not exercise any options to purchase Common Stock during the fiscal year ended March 31, 1997.
                         FISCAL YEAR-END OPTION VALUES

                                                 NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED             IN-THE-MONEY OPTIONS
                                              OPTIONS AT FISCAL YEAR-END           AT FISCAL YEAR-END(1)
                                             -----------------------------     -----------------------------
NAME                                         EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
------------------------------------------   -----------     -------------     -----------     -------------
Ravindra Koka.............................      5,431             --             $41,493            --

---------

(1) Represents the difference between the fair market value of the Common Stock underlying the options as of March 31, 1997 and the exercise price of the options.

EMPLOYMENT AGREEMENTS

     Effective October 1, 1996, SEEC entered into a two-year employment agreement with Ravindra Koka pursuant to which he agreed to serve as the Company's President and Chief Executive Officer at a base annual salary of $98,000, which increased to $107,800 upon the closing of the Company's initial public offering in January 1997. The agreement renews automatically at the end of the initial two year term and each renewal term for a one year period unless either party gives 30 days' notice of intent not to renew. The agreement is terminable by SEEC immediately for cause. The agreement prohibits Mr. Koka from directly or indirectly selling products that compete with SEEC's products for two years following termination under specified circumstances of his employment with SEEC, and from improperly disclosing or using SEEC's proprietary information. Mr. Koka's employment agreement also includes the provisions relating to severance described below.

     SEEC has also entered into employment agreements with Messrs. Gart, Godfrey and Goldbach.

     The employment agreements with each of Messrs. Koka, Godfrey and Goldbach provide that if, on or after the date of a "Change in Control" (as defined below), SEEC, for any reason, terminates the employee's employment or the employee resigns "for good reason" (as defined below), then SEEC shall pay to the employee within five days following the date of termination or date of resignation: (i) the employee's salary and benefits through the termination date or resignation date, both as in effect on the date prior to the date of the Change in Control, and (ii) the amount of any bonus payable to the employee for the year in which the Change in Control occurred, pro rated to take into account the number of days that have elapsed in such year prior to the termination date or resignation date. In addition, during a specified period following the termination or resignation date, SEEC shall continue to pay to the employee his annual salary, as in effect on the day prior to the date of the Change in Control on the dates when such salary would have been payable had the employee remained employed by SEEC and shall continue to provide to the employee during such specified period, at no cost to the employee, the benefits the employee was receiving on the day prior to the date of the Change in Control, or benefits substantially similar thereto. The specified period is twelve months for Mr. Koka and nine months for Messrs. Godfrey and Goldbach.

     For purposes of the employment agreements, a "Change in Control" is deemed to occur upon any of the following events: (i) any individual, corporation, partnership, association, trust or other entity becomes the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")), directly or indirectly, of securities of SEEC representing 50% or more of the combined voting power of SEEC's then outstanding voting securities; (ii) the individuals who as of the date of the agreements are members of the Board of Directors of SEEC (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors of SEEC (provided, however, that if the election, or nomination for election by SEEC's shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, such new director will, for purposes of such agreements, be considered as a member of the Incumbent Board); (iii) an agreement by SEEC to consolidate or merge with any other entity pursuant to which SEEC will not be the continuing or surviving corporation or pursuant to which shares of the Common Stock of SEEC would be converted into cash, securities or other property, other than a merger of SEEC in which holders of the Common Stock of SEEC immediately prior to the merger would have the same proportion of ownership of Common Stock of the surviving corporation immediately after the merger; (iv) an agreement of SEEC to sell, lease, exchange or otherwise transfer in one transaction or a series of related transactions substantially all of the assets of SEEC; (v) the adoption of any plan or proposal for a complete or partial liquidation or dissolution of SEEC; or (vi) an agreement to sell more than 50% of the outstanding voting securities in one or a series of related transactions other than an initial public offering of voting securities registered with the Securities and Exchange Commission.

     The term "good reason" means (i) a material diminution by SEEC of the employee's title or responsibilities, as that title and those responsibilities existed on the day prior to the date of a Change in Control; (ii) a material diminution by SEEC in the employee's salary, benefits or incentive or other forms of compensation, all as in effect on the day prior to the date of a Change in Control; or (iii) any reassignment of the employee or relocation of SEEC's principal executive offices outside of the greater Pittsburgh area.

     The employment agreement with Mr. Gart is essentially the same as those described above, except that for a twelve-month period following the termination or resignation date, or until the starting date of employment or consulting arrangements with a new company, SEEC shall continue to pay Mr. Gart at an annualized rate of 50% of total target compensation. In addition, in the event of a Change in Control, SEEC shall continue to pay Mr. Gart at an annualized rate of 75% of total target compensation. Total target compensation consists of base salary, commissions and bonus.

STOCK OPTION PLANS

     1994 Plan

     On September 12, 1994, the Board of Directors adopted, and the shareholders of SEEC approved, the SEEC, Inc. 1994 Stock Option Plan (the "1994 Plan"). Under the 1994 Plan, a committee designated by the Board of Directors or, if no committee is designated, the full Board (the "Committee") is authorized to grant stock options. The 1994 Plan has a 10-year term and, subject to anti-dilution adjustments, a maximum of 226,305 shares of Common Stock may be awarded under the 1994 Plan. Employees of SEEC who, in the opinion of the Committee, are responsible for the continued growth, development and financial success of SEEC are eligible to receive stock options under the 1994 Plan. The Committee has the discretion to determine the persons to whom grants of options shall be made and, subject to the terms of the 1994 Plan, the terms and conditions of each stock option grant. All options will be fully vested upon a Change of Control (as defined in the 1994 Plan) of SEEC.

     The Committee will establish the exercise price of options at the time of each grant. The exercise price of incentive stock options must be no less than 100% of the fair market value of a share of Common Stock on the grant date. The exercise price of incentive stock options granted to a shareholder of SEEC that owns more than 10% of the total combined voting power of all classes of stock of SEEC (a "Significant Shareholder"), must be no less than 110% of the fair market value of a share of Common Stock on the grant date. Options become exercisable at such times and in such installments as the Committee shall provide at the date of grant. Options have a maximum term of 10 years (5 years for an incentive stock option granted to a Significant Shareholder). The option exercise price may be paid (i) in cash, (ii) with the Committee's approval, in stock held by the optionee for at least six months prior to the exercise date or
(iii) otherwise as the Committee may approve. Options may be designated by the Committee as incentive stock options for which the amount of option "spread" at the time of exercise, assuming no disqualifying disposition, is generally not to be taxable income to the grantee (except for possible alternative minimum tax liability) and is not deductible by SEEC for federal income tax purposes.

     If an optionee's employment by SEEC is terminated for cause, all unvested or unexercised options under the 1994 Plan will terminate and be forfeited. In the event an optionee ceases to be an employee because of death or disability, all options will vest and any unexercised option may be exercised for twelve months following the date of his or her death or disability. If an optionee's employment terminates by reason of retirement under SEEC's normal retirement policy, all vested and unexercised options may be exercised for three months following such termination in the case of an incentive stock option or twelve months in the case of a nonqualified stock option. If an optionee's employment terminates for any other reason, any portion of an option then unexercisable will be forfeited and the then-exercisable portion of any unexercised option may be exercised for 30 days following such termination. The Committee has the discretion to extend such post-termination exercisability.

     The 1994 Plan may be amended by the Board of Directors without shareholder approval except as may be required to permit incentive stock options to continue to be issued under the 1994 Plan.

     As of December 31, 1997, SEEC had granted options to purchase an aggregate of 225,464 shares of Common Stock under the 1994 Plan, of which 222,070 remained outstanding and unexercised.

     1997 Plan

     On June 6, 1997, the Board of Directors of the Company adopted, and on August 8, 1997 the shareholders approved, the Company's 1997 Stock Option Plan (the "1997 Plan").

     The 1997 Plan permits the Company to grant to participants incentive stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), non-statutory stock options, stock options not meeting the requirements of Section 422, stock appreciation rights ("SARs") and limited stock appreciation rights ("LSARs").

     The 1997 Plan is administered by the Compensation Committee of the Board of Directors of the Company. Options to purchase up to 650,000 shares of Common Stock may be granted under the 1997 Plan.

     Those eligible for participation in the 1997 Plan are key employees of the Company and its subsidiaries, including directors and officers of the Company who are employees who share the responsibility for the management, growth or protection of the business of the Company or any subsidiary.

     The purchase price at which an option may be exercised ("exercise price") will be determined by the Committee at the time the option is granted. In no event, however, will the exercise price be less than the "fair market value" of the Common Stock, defined in the 1997 Plan as the average of the "bid" and "ask" price per share of Common Stock as quoted in a publication chosen by the Committee on the business day immediately prior to the date as of which fair market value is to be determined. In addition, the exercise price of an incentive stock option granted to an optionee who owns more than 10% of the combined voting power of all classes of the Company's outstanding stock must be at least 110% of the fair market value of the Common Stock on the date of grant.

     The 1997 Plan provides that SARs may be granted in connection with either incentive stock options (at the time such stock option is granted) or non-statutory stock options (at the time such stock option is granted or at any time thereafter during the option term). SARs are exercisable only to the extent the related stock option is exercisable and only by the same person or persons entitled to exercise the related stock option.

     Each SAR entitles the holder to surrender the related stock option, or any portion thereof, in exchange for that number of shares of Common Stock having an aggregate fair market value equal to the excess of the fair market value per share of Common Stock on the date of exercise over the option exercise price per share, multiplied by the number of shares covered by the stock option or portion thereof being surrendered. However, the Committee, in its discretion, may determine that the obligation of the Company with respect to a SAR be paid in cash or part in cash and part in shares (subject to certain limitations in the case of persons subject to Section 16 of the Exchange Act at the time of exercise).

     The 1997 Plan provides for the grant, in the discretion of the Committee, of LSARs in connection with all or part of an incentive stock option at the time of the grant of such option, or in connection with a non-statutory option at the time such option is granted or at any time thereafter during the term of such option.

     Each LSAR entitles the holder of the related stock, upon exercise of the LSAR, to surrender the stock option and any related SAR, to the extent unexercised, and receive an amount of cash, in respect of each share of Common Stock subject to such stock option (or the portion thereof surrendered), equal to the excess of the fair market value per share of the Common Stock over the exercise price of such stock option. LSARs shall be exercisable for a period of 60 days following the occurrence of certain events specified in the 1997 Plan relating to a change in control or possible change in control of the Company. No LSAR may be exercised until the holder has completed at least six months of continuous service with the Company or a subsidiary immediately following the date of grant of the LSAR.

     A participant who is granted an option under the 1997 Plan may not transfer the option other than by will or by the laws of descent and distribution. No person other than the participant to whom an option is granted may exercise such option during such participant's lifetime.

     The 1997 Plan terminates on June 6, 2007, subject to earlier termination by the Board. The Board has the authority to amend or terminate the 1997 Plan, provided that such amendment or termination does not adversely affect any outstanding option, SAR or LSAR unless the holder of such option has consented in writing thereto. In addition, no such amendment of the 1997 Plan shall, without prior shareholder approval, (i) increase the number of shares which may be issued or delivered under the 1997 Plan, or (ii) make any changes in the class of eligible employees.

     The 1997 Plan provides that in the event a participant's employment with the Company is voluntarily terminated with the Company's consent or as a result of retirement under a retirement plan of the Company, the participant will have three months to exercise any vested incentive stock options. If a participant's employment terminates as a result of retirement under a retirement plan of the Company, however, the participant will have twelve months to exercise any non-statutory stock options, whether or not vested at the time of termination. If a participant's employment with the Company is voluntarily terminated with the Company's consent, the participant will have twelve months to exercise any vested nonstatutory stock options. In the case of termination of employment arising from disability or death, the participant or the participant's estate or beneficiary, as the case may be, will have twelve months to exercise any stock options outstanding, whether or not vested at the time of termination. The ability of the participant to exercise options in each case described above is subject to any earlier expiration date of such options.

     In addition, each option granted under the 1997 Plan shall become exercisable in full upon certain events relating to a change in control or possible change in control of the Company, whether or not such option is then exercisable under the stock option agreement relating to such option.

     Options issued under the 1997 Plan will cease to become exercisable upon the termination of the participant's employment by the Company for any reason other than voluntary termination with the consent of the Company or a subsidiary, retirement under any retirement plan of the Company or a subsidiary, voluntary termination while disabled with the consent of the Company, or death. In addition, all options granted under the 1997 Plan expire on the tenth anniversary of the date of the grant (except that any incentive stock option granted to a holder of more than 10% of the combined voting power of all classes of the Company's outstanding stock expires on the fifth anniversary of the date of the grant), and no options may be granted after June 6, 2007.

LIMITATION OF DIRECTORS' LIABILITY

     Section 1713 of the BCL provides that, if a bylaw adopted by the shareholders of a Pennsylvania business corporation so provides, a director of such corporation will not be personally liable for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office under the BCL and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. Section 1713 provides that its provisions do not apply to the responsibility or liability of a director pursuant to any criminal statute or the liability of a director for the payment of taxes pursuant to federal, state or local law. As permitted by the provisions of the BCL, SEEC's Bylaws limit the personal liability of directors of SEEC for monetary damages for actions taken as a director, except to the extent that the director has breached or failed to perform his or her duties to SEEC and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. The Company does not believe that its Bylaws would affect any liabilities of the Company's directors under the federal securities laws.

INDEMNIFICATION

     As permitted by the BCL, SEEC's Bylaws require SEEC to indemnify all directors and officers of SEEC. Under such provisions, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding must be indemnified if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of SEEC. The Bylaws and the BCL further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Articles, any agreement, insurance policies, vote of shareholders or disinterested directors or otherwise. SEEC has purchased directors' and officers' insurance.

                              CERTAIN TRANSACTIONS

     The following is a summary of certain transactions to which SEEC was or is a party and in which certain executive officers, directors or shareholders of SEEC had or have a direct or indirect material interest, all of which were made on terms no less favorable to the Company than those available from unaffiliated parties.

ERA RELATIONSHIP

     SEEC has certain relationships and has engaged in certain transactions with ERA. SEEC owns approximately 9%, Ravindra Koka, the President, a director and a principal shareholder of SEEC, approximately 14% and Shankar Krish, an employee of SEEC, approximately 8% of the outstanding capital stock of ERA. Messrs. Koka and Krish are also directors of ERA. In addition, ERA owns 226,305 shares of Common Stock of SEEC or approximately 4% of the outstanding Common Stock of the Company upon completion of this Offering.

     Since SEEC's inception in 1988, ERA has provided certain research and development services to SEEC. SEEC's initial development of its COBOL maintenance products was funded in part by a grant from ICICI pursuant to the Project Financing Agreement among ICICI, SEEC and ERA. The Project Financing Agreement provided that SEEC and ERA would each have an ownership interest in all products developed with funds provided thereunder. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Notes 6 and 7 to Financial Statements.

     In March 1996, SEEC and ERA entered into the Product Purchase Agreement, pursuant to which ERA transferred to SEEC its 35% ownership interest in jointly-owned products and technologies, including COBOL Analyst, COBOL Slicer, Object Designer, Date Analyzer and related derivative and add-on products, all products developed pursuant to the Project Financing Agreement and all products covered by the VIASOFT Agreement. In consideration of ERA's transfer of its ownership interest in the products and technology, SEEC issued 226,305 shares of Common Stock to ERA. The transaction was assigned a nominal value of $2,263 (the par value of the shares issued) as reflected in the Statements of Changes in Shareholders' Equity (Deficit) in the accompanying Financial Statements. The assigned value reflects the predecessor basis of ERA in the products, consistent with the Company's accounting policy of expensing all research and development costs.

     ERA also agreed to assist SEEC in developing new products and technologies. Pursuant to the Product Purchase Agreement, ERA has the non-exclusive right to perform design and development work with respect to SEEC's products pursuant to specified development schedules. In addition, ERA has agreed to maintain in India the necessary infrastructure and personnel to support such design and development work. ERA has also agreed to transfer to SEEC the necessary manpower for product support and to maintain a team of personnel in India for maintenance of SEEC's products.

     In consideration of ERA's developmental obligations under the Product Purchase Agreement, SEEC agreed to pay ERA certain research and development fees. Through December 31, 1996, SEEC was obligated to pay ERA a research and development fee equal to 10% of its gross receipts from the products so developed by ERA prior to the date of the Product Purchase Agreement, but not less than $12,000 per quarter, and thereafter on mutually agreed terms. SEEC also agreed to pay to ICICI on behalf of ERA 5% of its gross receipts from products and services derived from COBOL redevelopment, and from all database reengineering and reverse engineering products and services. As of December 31, 1997, the balance of the maximum royalty payable to ICICI on behalf of ERA has been fully accrued. In addition, during the first three years of the Product Purchase Agreement, SEEC had agreed to pay ERA a maintenance fee at a flat rate of $5,000 per month, and, in the next three years, $6,000 per month as long as the Product Purchase Agreement remains in effect. Effective January 1, 1997, the Company and ERA agreed to amend the Product Purchase Agreement to eliminate the research and development fee (royalty) and the monthly maintenance fee described above. Concurrently, the Company and ERA agreed to a schedule of research and development projects to be performed by ERA at specified rates for the benefit of the Company. The total estimated cost of the projects pursuant to the initial schedule is $92,000. Other projects may be added as identified and agreed to by the Company and ERA. Also effective January 1, 1997, each party has the right to terminate the Product Purchase Agreement upon certain events of default, upon the change of control of the other party or upon

12 months' notice. SEEC incurred a total of $87,000, $79,000, $166,000 and $159,000 in royalties and fees due to ERA, exclusive of fees for professional services provided, during fiscal 1995, 1996 and 1997 and the first nine months of fiscal 1998, respectively. See "Business--Research and Development" and Notes 6 and 7 to Financial Statements.

     Pursuant to the Product Purchase Agreement, upon a change of control of ERA, SEEC has the right to repurchase some or all of the shares of Common Stock owned by ERA. SEEC also has the right to purchase ERA's research and development facilities upon the occurrence of certain events including a change of control of ERA, a termination of the Product Purchase Agreement by ERA upon 12 months' notice, certain defaults by ERA, or an initial public offering by ERA. In the event SEEC does not purchase ERA's facilities, ERA has agreed to maintain those facilities at a minimum of the same size and quality as prior to the change of control. In the event of a change of control of SEEC, ERA has the right to request a renegotiation of any or all of the research and development provisions of the Product Purchase Agreement.

     Pursuant to a Marketing Agreement dated March 1, 1996, SEEC granted ERA the non-exclusive right to distribute SEEC's products in India only. Under such agreement, ERA pays SEEC a royalty of 50% (40% during the first six months of the agreement) of SEEC's suggested international list price for all products distributed by ERA. During fiscal 1996 and 1997 and the first nine months of fiscal 1998, ERA paid $11,500, $206,000 and $328,000, respectively, in royalties to SEEC. The agreement is for a term of three years. SEEC may terminate the agreement (i) for cause; (ii) at any time after the first 12 months by paying ERA an amount equal to 150% of ERA's gross revenues for the previous 12 months from sales of SEEC's products; (iii) at any time after the first 18 months upon failure of the parties to agree upon minimum sales by ERA or upon a business plan for ERA's marketing of the products; or (iv) upon failure of ERA to achieve the agreed upon minimum sales of SEEC's products.

     SEEC anticipates that in the future decisions must be made with respect to various categories of transactions between SEEC and ERA, such as the terms and conditions under which ERA may provide research and development for SEEC, whether SEEC will acquire ERA's research and development facilities and whether SEEC and ERA will enter into a business combination. All future transactions between SEEC and its officers, directors and principal shareholders and their affiliates, including future transactions between SEEC and ERA outside the ordinary course, will be approved by a majority of the Board of Directors, including a majority of the disinterested directors, and will be on terms no less favorable to SEEC than could be obtained from unaffiliated third parties.

STOCK PURCHASES

     In March 1996, Dr. Reddy, Chairman of the Board of SEEC, and Mr. Koka and Mr. Godfrey, each an officer and director of SEEC, purchased from SEEC 33,945, 34,643 and 22,886 shares of Common Stock, respectively, at a price of $0.02 per share, pursuant to the exercise of warrants issued to them in April 1993.

     In July 1996, Dr. Reddy purchased from SEEC 30,184 shares of Common Stock at a price of $3.31 per share by converting $75,000 in advances, plus accrued interest, made by Dr. Reddy to SEEC from August 1990 to September 1992. The advances were deemed to have accrued interest at a rate of 7% per annum.

     In July 1996, Mr. Koka and Mr. Godfrey purchased from SEEC 31,909 and 20,918 shares of Common Stock, respectively, at a price of $3.31 per share. Mr. Koka and Mr. Godfrey paid for their shares by converting demand notes issued to them by SEEC in March 1992 to evidence deferred salaries owed to them. The demand notes bore interest at a rate of 7% per annum and were in the respective principal amounts of $76,541 and $50,565.

     In July 1996, Stanley Young, a director of SEEC, purchased from SEEC 30,571 shares of Common Stock at a price of $3.31 per share by converting two demand notes issued to him by SEEC in August 1990 and June 1991 in connection with two $25,000 loans by Mr. Young to SEEC, and by converting the principal and accrued interest of a $25,000 10% subordinated note purchased by Mr. Young in September 1992.

     In July 1996, Amar Foundation, a shareholder of SEEC, purchased from SEEC 38,888 shares of Common Stock at a price of $3.31 per share by converting a demand note issued by SEEC in June 1991 in connection with a $95,000 loan by Amar Foundation to SEEC. The note bore interest at a rate of 7% per annum.

     In July 1996, Abraham Ostrovsky, who became a director of SEEC in January 1997, purchased from SEEC 2,660 shares of Common Stock at a price of $3.31 per share by converting a $6,250 10% subordinated note purchased by Mr. Ostrovsky in April 1992.

     In September 1996, Radha R. Basu, a director of the Company, purchased 4,139 shares of Common Stock at a price of $3.62 per share.

     In September 1996, Shyamala Reddy and Geetha Reddy, each of whom is a daughter of Dr. Raj Reddy, purchased 32,588 and 10,862 shares of Common Stock, respectively, at a price of $3.62 per share.

     In March 1997, Stanley Young and Abraham Ostrovsky purchased from SEEC 33,945 and 2,828 shares of Common Stock, respectively, at a price of $.02 per share, pursuant to the exercise of warrants issued in connection with the demand notes and subordinated notes described above for Messrs. Young and Ostrovsky.

     In December 1997, Amar Foundation purchased from SEEC 42,998 shares of Common Stock at a price of $.02 per share, pursuant to the exercise of a warrant issued in connection with the demand note described above for Amar Foundation.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of SEEC's Common Stock as of December 31, 1997 by each person known by SEEC to be the beneficial owner of more than 5% of the outstanding Common Stock of SEEC on such date, by (i) each director of SEEC,
(ii) certain executive officers of SEEC, (iii) all directors and executive officers of SEEC as a group and (iv) the Selling Shareholders.

                                              SHARES BENEFICIALLY
                                                 OWNED PRIOR TO                            SHARES BENEFICIALLY
                                                  OFFERING(1)                             OWNED AFTER OFFERING
                                            ------------------------       SHARES        -----------------------
NAME                                          SHARES      PERCENT(2)    BEING OFFERED     SHARES      PERCENT(3)
-----------------------------------------   ----------    ----------    -------------    ---------    ----------
OFFICERS AND DIRECTORS:
Ravindra Koka (4)........................     524,594         10.4%         25,000         499,594        8.2%
Raj Reddy (5)............................     516,741         10.2          25,000         491,741        8.1
John D. Godfrey (6)......................     230,735          4.6          12,000         218,735        3.6
Stanley A. Young (7).....................      64,516          1.3          10,000          54,516          *
Richard J. Goldbach (8)..................      17,081            *              --          17,081          *
Allen D. Gart (9)........................      15,000            *              --          15,000          *
Abraham Ostrovsky (10)...................       7,751            *              --           7,751          *
Radha R. Basu (11).......................       6,402            *              --           6,402          *
All directors and executive officers as a
  group (8 persons) (12).................   1,382,820         27.2          72,000       1,310,820       21.4
OTHER 5% SHAREHOLDERS:
Trainer, Wortham & Company, Inc.(13).....     405,850          8.0              --         405,850        6.7
Amar Foundation (14).....................     308,191          6.1          50,000         258,191        4.2
Adam D. Young (15).......................     305,136          6.0          50,000         255,136        4.2
OTHER SELLING SHAREHOLDERS:
Providence Investment....................      86,884          1.7          25,000          61,884        1.0
  Management Group (16)
Glen F. Chatfield (17)...................      60,348          1.2          10,000          50,348          *
Kishore V. Buddhiraju (18)...............      56,576          1.1          25,000          31,576          *
T.N. Rajasekhar Reddy Trust (19).........      51,484          1.0          20,000          31,484          *
T.N. Prithvi Reddy Trust (20)............      51,484          1.0          20,000          31,484          *
Shankar Krish (21).......................      36,434            *           8,000          28,434          *

---------

  *  Less than one percent.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of Common Stock subject to options or warrants exercisable within 60 days of December 31, 1997 are deemed outstanding for computing the percentage beneficially owned by the person or group holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person. Except as noted, each shareholder has sole voting power and sole investment power with respect to all shares beneficially owned by such shareholder.

 (2) Based upon 5,046,094 shares outstanding prior to the Offering.

 (3) Based upon 6,076,094 shares outstanding after the Offering. Does not reflect shares, if any, to be purchased by any such person or group in the Offering.

 (4) Includes 5,431 shares of Common Stock issuable upon the exercise of outstanding options and 148,110 shares of Common Stock owned by Ravindra Koka Retained Annuity Trust of which Mr. Koka is trustee. Does not include 226,305 shares of Common Stock owned by ERA, of which Mr. Koka is a director and shareholder, with respect to which Mr. Koka disclaims any beneficial interest. Mr. Koka's address is in care of SEEC, Inc., 5001 Baum Boulevard, Pittsburgh, Pennsylvania 15213.

 (5) Mr. Reddy's address is in care of SEEC, Inc., 5001 Baum Boulevard, Pittsburgh, Pennsylvania 15213.

 (6) Includes 4,888 shares of Common Stock issuable upon the exercise of outstanding options and 1,000 shares owned by Mr. Godfrey's spouse. Mr. Godfrey's address is in care of SEEC, Inc., 5001 Baum Boulevard, Pittsburgh, Pennsylvania 15213.

 (7) Stanley Young's address is in care of Young Management Group, Inc., 24 New England Executive Park, Burlington, Massachusetts 01803.

 (8) Includes 13,578 shares of Common Stock issuable upon the exercise of outstanding options. Mr. Goldbach's address is in care of SEEC, Inc., 5001 Baum Boulevard, Pittsburgh, Pennsylvania 15213.

 (9) Represents shares issuable upon exercise of outstanding options. Mr. Gart's address is in care of SEEC, Inc., 5001 Baum Boulevard, Pittsburgh, Pennsylvania 15213.

(10) Includes 2,263 shares issuable upon the exercise of outstanding options. Mr. Ostrovsky's address is in care of Compressent, Inc., 2105 Hamilton Avenue, Suite 140, San Jose, California 95125.

(11) Includes 2,263 shares issuable upon the exercise of outstanding options. Ms. Basu's address is in care of Hewlett Packard Company, International Software Operation, 19410 Homestead Road, Mail Stop 43-UR, Cupertino, California 95014-0691.

(12) Includes 43,423 shares issuable upon exercise of outstanding options. See Notes 4, 6, and 8-11, above.

(13) Based on information as of September 30, 1997 contained in a Schedule 13F filed by Trainer, Wortham & Company, Inc. with the Securities and Exchange Commission. Trainer, Wortham & Company, Inc.'s address is 845 Third Avenue, New York, New York 10022.

(14) Amar Foundation's address is 630 Los Trancos Road, Portola Valley, California 94028.

(15) Does not include 150,870 shares owned by the Adam D. Young Qualified Annuity Trust of which Mr. Young's wife is trustee, or 27,598 shares owned by Mr. Young's wife, in each case with respect to which Mr. Young disclaims any beneficial interest. Adam D. Young's address is 10 Riverside Drive, Marblehead, Massachusetts 01945.

(16) Providence Investment Management Group's address is in care of Chance Vought, 19 Fulton St., Ste. #306, New York, New York 10038.

(17) Mr. Chatfield's address is 416 Sky Oak Road, Bradford Woods, Pennsylvania 15015.

(18) Dr. Kishore V. Buddhiraju's address is in care of ERA Software Systems Private Ltd., First Floor, Plot No. 50, Srinagar Colony, Hyderabad 500 073 India.

(19) The address of the Trust is in care of Shyamala Reddy, Trustee, 808 Devonshire Street, Pittsburgh, PA 15213.

(20) The address of the Trust is in care of Shyamala Reddy, Trustee, 808 Devonshire Street, Pittsburgh, PA 15213.

(21) Includes 8,146 shares of Common Stock issuable upon the exercise of outstanding options. Mr. Krish's address is in care of SEEC, Inc., 5001 Baum Boulevard, Pittsburgh, Pennsylvania 15213.

                          DESCRIPTION OF CAPITAL STOCK
GENERAL

     The authorized capital stock of SEEC consists of (i) 20,000,000 shares of Common Stock, par value $.01 per share, and (ii) 10,000,000 shares of Preferred Stock, without par value (the "Preferred Stock"). The following description of the capital stock of SEEC does not purport to be complete or to give full effect to the provisions of statutory or common law and is subject in all respects to the provisions of SEEC's Articles of Incorporation (the "Articles") as in effect from time to time.

COMMON STOCK

     As of December 31, 1997, SEEC had issued and outstanding 5,046,094 shares of Common Stock. All outstanding shares of Common Stock are, and the shares offered hereby will be, fully paid and nonassessable. The holders of Common Stock are entitled to one vote for each share held of record on all matters voted upon by shareholders and may not cumulate votes for the election of directors. Thus, the owners of a majority of the shares of Common Stock outstanding may elect all of the directors, if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, each share of outstanding Common Stock is entitled to participate equally in any distribution of net assets made to the shareholders upon liquidation, dissolution or winding up of SEEC and is entitled to participate equally in dividends as and when declared by SEEC's Board of Directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of Common Stock. All shares of Common Stock have equal rights and preferences.

PREFERRED STOCK

     SEEC's Board of Directors is authorized by the Articles to fix or alter the rights, preferences, privileges and restrictions of any series of Preferred Stock, including the dividend rights, original issue price, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms thereof, and the number of shares constituting any such series and the designation thereof, and to increase or decrease the number of shares of such series subsequent to the issuance of shares of such series (but not below the number of shares then outstanding). As the terms of the Preferred Stock can be fixed by the Board of Directors without shareholder action, the Board may issue Preferred Stock with terms calculated to defeat a proposed takeover of SEEC or to make the removal of management more difficult. The Board of Directors, without shareholder approval, could issue Preferred Stock with dividend, voting, conversion and other rights which could adversely affect the rights of the holders of Common Stock. SEEC's Board of Directors currently has no plans to issue shares of Preferred Stock.

WARRANTS AND CONVERSION RIGHTS

     In connection with the Company's initial public offering, the Company issued to H.C. Wainwright & Co., Inc. and Cruttenden Roth Incorporated warrants to purchase 207,000 shares of Common Stock at an exercise price of $8.70 per share. These warrants expire on January 22, 2002 and are currently held by H.C. Wainwright & Co., Inc., individuals associated with H.C. Wainwright & Co., Inc., Cruttenden Roth Incorporated and an individual associated with UBS Securities LLC.

REGISTRATION RIGHTS

     SEEC has entered into a Registration Rights Agreement, dated as of August 15, 1996 (the "Registration Rights Agreement"), with certain holders of its Common Stock. The Registration Rights Agreement provides that each of the parties has the right, commencing on the date which is 180 days following the date of SEEC's initial public offering, to demand registration of some or all of their shares under the Securities Act in connection with the offering thereof on a firm commitment underwritten basis, subject to the demand being made by the holders of at least a majority of the securities registerable thereunder; however, with certain exceptions, the parties to the Registration Rights Agreement agreed with the underwriters of the Company's initial public stock offering not to sell any Common Stock prior to October 20, 1997 (270 days from the date of that offering) without the prior written consent of the underwriters. As of the date of this Prospectus, the aggregate number of shares of Common Stock outstanding as to which such demand registration rights may be exercised is 448,450. The Registration Rights Agreement also provides that each of the parties has the right, whenever SEEC proposes to register any of its securities, to require that SEEC include in such registration some or all of each of the parties' shares. The expenses of such registrations (other than underwriting discounts and commissions) will be borne by SEEC. SEEC has agreed to indemnify the parties to the Registration Rights Agreement for losses caused by (i) any untrue or alleged untrue statement or omission of material fact in any registration statement and (ii) with certain exceptions, any violation by SEEC of the Securities Act or any rule or regulation thereunder in connection with a registration. SEEC also granted certain registration rights to H.C. Wainwright, Inc. and Cruttenden Roth Incorporated in connection with the warrants issued to them in connection with the Company's initial public offering in January 1997. See "--Warrants and Conversion Rights."

TRANSFER AGENT

     The transfer agent for the Common Stock is American Stock Transfer & Trust Company.

CERTAIN ANTI-TAKEOVER CONSIDERATIONS

     SEEC's Articles authorize the Board of Directors to issue, from time to time, without any further action on the part of SEEC's shareholders, up to 10,000,000 shares of Preferred Stock in one or more series, with such preferences, limitations and relative rights as are determined by the Board of Directors at the time of issuance. The issuance of shares of Preferred Stock could be used by SEEC to discourage or make more difficult a merger, tender offer or similar transaction involving SEEC and may encourage any party seeking to acquire control of SEEC to negotiate the transaction, in advance, with the Board of Directors and to present any proposed transaction to all of the shareholders. The Board of Directors believes that an arms'-length negotiation of the terms of any takeover of control of SEEC is likely to result in more favorable terms for all shareholders than the terms of a takeover that is initiated without advance negotiations with the Board of Directors.

     SEEC has elected not to be governed by certain "anti-takeover" provisions that had been added to the Pennsylvania Business Corporation Law (the "BCL"), including provisions that (i) strip voting rights from "control shares," (ii) require disgorgement of short-term profits upon disposition of stock by certain controlling persons and (iii) require severance payments and protection of collective bargaining agreements following certain control share acquisitions.

     SEEC's Bylaws divide the Board of Directors into three classes, each class to be as nearly equal in number of directors as possible. At each annual meeting of shareholders, directors in each class will be elected for three-year terms to succeed the directors of that class whose terms are expiring. Abraham Ostrovsky and Stanley A. Young are Class I directors whose terms of office will expire in 2000. Radha R. Basu and John D. Godfrey are Class II directors whose terms will expire in 1998. Ravindra Koka and Raj Reddy are Class III directors whose terms will expire in 1999. This provision could, under certain circumstances, operate to delay, defer or prevent a change in control of SEEC.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering and assuming no exercise of outstanding warrants and options, SEEC will have outstanding 6,076,094 shares of Common Stock. Of such shares, the 2,070,000 shares sold in the Company's initial public offering, the 1,310,000 shares sold in this Offering, and any of the 196,500 shares which may be sold upon exercise of the Underwriters' over-allotment option, will be freely tradable by persons other than "affiliates" of SEEC, as that term is defined in Rule 144 under the Securities Act. The remaining 2,696,094 shares of Common Stock are "restricted securities" within the meaning of Rule 144 (the "Restricted Shares"). The Restricted Shares may not be sold unless they are registered under the Securities Act or sold pursuant to an applicable exemption from registration, including an exemption pursuant to Rule 144 under the Securities Act. Holders of approximately 448,450 Restricted Shares have certain registration rights pursuant to the Registration Rights Agreement. Of these shares, 157,000 will be sold by the Selling Shareholders in the Offering. See "Description of Capital Stock--Registration Rights."

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including persons who may be deemed to be "affiliates" of SEEC, as that term is defined under Rule 144, may sell within any three-month period a number of Restricted Shares that does not exceed the greater of one percent of the then outstanding shares of the Common Stock (estimated to be 60,000 shares after completion of this Offering,) or the average weekly trading volume of the Common Stock on the open market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale limitations, notice requirements, and the availability of current public information about SEEC. Pursuant to Rule 144(k), a person (or persons whose shares are aggregated) who is deemed not to have been an "affiliate" of SEEC at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least two years, would be entitled to sell such shares under Rule 144 without regard to the volume limitations, manner-of-sale provisions or notice requirements. Restricted Shares properly sold in reliance upon Rule 144 are thereafter freely tradable without restrictions or registration under the Securities Act, unless thereafter held by an "affiliate" of SEEC.

     An employee, officer or director of or consultant to SEEC who purchased or was awarded shares or options to purchase shares pursuant to a written compensatory plan or contract prior to the Company's initial public offering in January, 1997, is entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the effectiveness of the Offering (the "Effective Date"). In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144. Moreover, the Company has filed registration statements on Form S-8 under the Securities Act to register all shares of Common Stock issuable under the 1994 Plan and the 1997 Plan. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and subject to the agreements referenced in the following paragraph.

     The Company, and each of its executive officers, directors and certain other shareholders of the Company, who hold in the aggregate approximately 2,262,788 shares of Common Stock (of which 280,000 are being sold in the Offering) and options to purchase approximately 51,569 shares of Common Stock have agreed with the Representatives, that they will not, without the prior written consent of UBS Securities LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of common stock for a period of 90 days after the date of this Prospectus, except that the Company may grant additional options under its stock option plans and issue shares upon the exercise of outstanding stock options during the 90-day period following the Effective Date.

     In connection with the Company's initial public offering, the Company issued to H.C. Wainwright & Co., Inc. and Cruttenden Roth Incorporated warrants to purchase 207,000 shares of Common Stock at an exercise price of $8.70 per share. These warrants expire on January 22, 2002 and currently are held by H.C. Wainwright & Co., Inc., individuals associated with H.C. Wainwright & Co., Inc., Cruttenden Roth Incorporated, and an individual associated with UBS Securities LLC.

     No prediction can be made as to the effect, if any, that sales of shares that are not Restricted Shares or sales of Restricted Shares, or the availability of Restricted Shares for sale, by existing shareholders in reliance upon Rule 144, pursuant to registration or otherwise will have on the market price of Common Stock. The sale by SEEC or the shareholders referred to above of a substantial number of shares of Common Stock after this Offering could adversely affect the market price for the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom UBS Securities LLC, H.C. Wainwright & Co., Inc. and Cruttenden Roth Incorporated, are acting as representatives (the "Representatives"), have agreed to purchase from the Company and the Selling Shareholders the following respective number of shares of Common Stock:

                                                                                    NUMBER OF
                                  UNDERWRITERS                                       SHARES
---------------------------------------------------------------------------------   ---------
UBS Securities LLC...............................................................     655,000
H.C. Wainwright & Co., Inc. .....................................................     393,000
Cruttenden Roth Incorporated.....................................................     262,000
                                                                                    ---------
  Total..........................................................................   1,310,000
                                                                                    =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any such shares are purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligations to purchase shares, and the aggregate obligations of the Underwriters so defaulting do not exceed ten percent of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The Representatives have advised the Company and the Selling Shareholders that the Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover of this Prospectus, and to certain dealers at such price less a concession not in excess of $0.69 per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After the public offering of the shares of Common Stock, the offering price and other selling terms may be changed by the Underwriters.

     The Company and certain of the Selling Shareholders have granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to a total of 196,500 additional shares of Common Stock to cover over-allotments, if any, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Selling Shareholders will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

     The executive officers, directors and certain other shareholders of the Company have agreed that they will not, without the prior written consent of UBS Securities LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock for a period of 90 days after the date of this Prospectus, except that the Company may grant additional options under its stock option plans and issue shares upon the exercise of outstanding stock options.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the Underwriters may reclaim selling concessions from syndicate members in the Offering if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilizing transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     In connection with this Offering, certain Underwriters, who are qualified registered market makers on the Nasdaq Stock Market, may engage in passive market making on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act during the one day period before the commencement of the offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered before the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the Common Stock above independent market level and, if commenced, may be discontinued at any time.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority in excess of five percent of the number of shares of Common Stock offered hereby.

     In connection with the Company's initial public offering, the Company issued to H.C. Wainwright, Inc. and Cruttenden Roth Incorporated warrants to purchase 207,000 shares of Common Stock at an exercise price of $8.70 per share. These warrants expire on January 22, 2002 and currently are held by H.C. Wainwright, Inc., individuals associated with H.C. Wainwright, Inc., Cruttenden Roth Incorporated, and an individual associated with UBS Securities LLC.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for SEEC by Cohen & Grigsby, P.C., Pittsburgh, Pennsylvania. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, New York, New York.

                                    EXPERTS

     The financial statements and schedule included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     SEEC has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered pursuant to this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement or the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to SEEC and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. In addition, SEEC is subject to the informational requirements of the Securities Exchange Act of 1934 (as amended, the "Exchange Act"), and in accordance therewith, files reports, proxy and information statements with the Commission. Such information may be reviewed at, or obtained by mail at prescribed rates from, the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such information may also be reviewed at the regional offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, New York, New York 10007. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. Statements made in this Prospectus concerning the provisions of such documents are summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997 and the Company's Quarterly Report on Form 10-Q for the fiscal quarters ended June 30, 1997 and September 30, 1997 filed by the Company with the Commission are hereby incorporated by reference in this Prospectus except as superseded or modified herein. All documents filed by the Company with the Commission pursuant to the Exchange Act after the date of this Prospectus and prior to the termination of the Offering of the shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated by reference herein (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Such requests should be directed to the Company's principal executive offices at 5001 Baum Boulevard, Pittsburgh, Pennsylvania 15213, telephone number (412) 682-4991.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                   SEEC, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         -----
Report of Independent Certified Public Accountants....................................   F-2
Balance Sheets........................................................................   F-3
Statements of Operations..............................................................   F-4
Statements of Changes in Shareholders' Equity (Deficit)...............................   F-5
Statements of Cash Flows..............................................................   F-6
Notes to Financial Statements.........................................................   F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and
 Board of Directors
SEEC, Inc.
Pittsburgh, Pennsylvania

     We have audited the accompanying balance sheets of SEEC, Inc. as of March 31, 1996 and 1997, and the related statements of operations, changes in shareholders' equity (deficit), and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SEEC, Inc. as of March 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

                                          BDO Seidman, LLP

Boston, Massachusetts
June 3, 1997

                                   SEEC, INC.

                                 BALANCE SHEETS

                                                                              MARCH 31,
                                                                     ---------------------------      DECEMBER 31,
                                                                        1996            1997              1997
                                                                     -----------     -----------     --------------
                                                                                                     (CONSOLIDATED)
                                                                                                        (NOTE 1)
                                                                                                      (UNAUDITED)
                              ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................................   $   110,841     $ 3,811,401      $  1,801,330
  Short-term investments (Note 3).................................            --       8,987,771         9,925,659
  Accounts receivable:
    Trade--less allowance for doubtful accounts of $7,776, $10,000 and $48,360 at March 31, 1996 and 1997, and December 31,
      1997, respectively (Notes 4 and 10).........................       244,679         872,363         4,388,445
    Affiliate--ERA (Notes 6 and 7)................................           992          84,142           285,097
  Prepaid expenses................................................        39,734         178,210           240,957
                                                                     -----------     -----------       -----------
      Total current assets........................................       396,246      13,933,887        16,641,488
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET (Notes 5 and 10)........        27,693         119,565           291,248
INVESTMENT IN AFFILIATE (Note 6)..................................         5,000           5,000             5,000
                                                                     -----------     -----------       -----------
                                                                     $   428,939     $14,058,452      $ 16,937,736
                                                                     ===========     ===========       ===========
                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable:
    Trade.........................................................   $    60,416     $   306,778      $    450,889
    Affiliate--ERA (Notes 6 and 7)................................            --          23,650           244,242
  Accrued payroll, related taxes and withholdings.................        45,660          21,890           670,813
  Accrued interest payable (Note 10)..............................        20,250          15,546            27,339
  Accrued royalties (Note 6)......................................            --          90,509           331,928
  Other accrued expenses..........................................         6,514          82,558           347,142
  Deferred maintenance revenue....................................        54,103         122,378           755,566
  Customer advance................................................        21,330              --            47,723
  Accrued Federal and state income taxes..........................            --              --            62,000
  Current maturities of long-term debt (Note 10)..................        60,000         120,000                --
                                                                     -----------     -----------       -----------
      Total current liabilities...................................       268,273         783,309         2,937,642
DUE TO OFFICERS/SHAREHOLDERS (Notes 11 and 12)....................       172,477              --                --
NOTES PAYABLE TO RELATED PARTIES, LESS CURRENT PORTION (Notes 9
  and 11).........................................................       599,638              --                --
LONG-TERM DEBT, LESS CURRENT MATURITIES (Note 10).................       240,000         120,000                --
ADVANCE ROYALTY (Note 7)..........................................       796,479         780,552                --
ACCRUED ROYALTIES (Note 7)........................................        29,040          30,331                --
                                                                     -----------     -----------       -----------
      Total liabilities...........................................     2,105,907       1,714,192         2,937,642
                                                                     -----------     -----------       -----------
COMMITMENTS AND CONTINGENCIES (NOTES 6, 7, 8, 11, 13, 14 AND 16)
SHAREHOLDERS' EQUITY (DEFICIT) (NOTES 2, 6, 8, 9, 11, 12 AND 15):
  Preferred stock--no par value; 10,000,000 shares authorized;
    none outstanding
  Common stock--$.01 par value; 20,000,000 shares authorized;
    2,357,923, 5,000,833 and 5,046,094 issued and outstanding at
    March 31, 1996 and 1997, and December 31, 1997,
    respectively..................................................        23,580          50,008            50,461
  Additional paid-in capital......................................        30,812      14,489,601        14,506,416
  Accumulated deficit.............................................    (1,731,360)     (2,127,749)         (579,837)
  Unrealized gains (losses) on investments........................            --         (67,600)           23,054
                                                                     -----------     -----------       -----------
      Total shareholders' equity (deficit)........................    (1,676,968)     12,344,260        14,000,094
                                                                     -----------     -----------       -----------
                                                                     $   428,939     $14,058,452      $ 16,937,736
                                                                     ===========     ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                                   SEEC, INC.

                            STATEMENTS OF OPERATIONS

                                                                                                NINE MONTHS ENDED
                                                       YEARS ENDED MARCH 31,                      DECEMBER 31,
                                               --------------------------------------     -----------------------------
                                                  1995          1996          1997           1996             1997
                                               ----------    ----------    ----------     -----------    --------------
                                                                                          (UNAUDITED)    (CONSOLIDATED)
                                                                                                            (NOTE 1)
                                                                                                          (UNAUDITED)
REVENUES (Note 4):
  Software license and maintenance fees
    (Notes 6 and 7).........................   $  392,410    $  371,457    $1,241,911     $  846,030       $6,836,303
  Professional services--product related....       42,355       181,395       776,287        447,622        1,251,356
  Professional services--other..............      349,898       476,413       604,466        509,183          155,536
                                               ----------    ----------    ----------     ----------       ----------
    Total revenues..........................      784,663     1,029,265     2,622,664      1,802,835        8,243,195
                                               ----------    ----------    ----------     ----------       ----------
OPERATING EXPENSES:
  Cost of Revenues:
    Software license and maintenance fees
      (Notes 6 and 7).......................       91,468       101,991       252,368        203,998        1,025,678
    Professional services--product
      related...............................       13,952        58,542       470,159        259,430        1,061,583
    Professional services--other (Note 6)...      242,921       439,545       512,559        426,381          145,676
                                               ----------    ----------    ----------     ----------       ----------
      Total cost of revenues................      348,341       600,078     1,235,086        889,809        2,232,937
  General and administrative (Note 13)......      132,358       142,058       441,717        198,484        1,200,886
  Sales and marketing.......................      235,977       236,788       999,496        465,622        3,004,530
  Research and development (Note 6).........      407,231       336,954       427,490        241,845          689,358
                                               ----------    ----------    ----------     ----------       ----------
    Total operating expenses................    1,123,907     1,315,878     3,103,789      1,795,760        7,127,711
                                               ----------    ----------    ----------     ----------       ----------
INCOME (LOSS) FROM OPERATIONS...............     (339,244)     (286,613)     (481,125)         7,075        1,115,484
                                               ----------    ----------    ----------     ----------       ----------
INTEREST INCOME (EXPENSE), NET:
  Interest expense (Notes 7, 9, 10 and
    12).....................................      (62,866)      (74,712)      (50,371)       (35,791)         (25,362)
  Interest income...........................        5,818        19,380       135,107         15,392          519,790
                                               ----------    ----------    ----------     ----------       ----------
    Total interest income (expense), net....      (57,048)      (55,332)       84,736        (20,399)         494,428
                                               ----------    ----------    ----------     ----------       ----------
INCOME (LOSS) BEFORE PROVISION FOR INCOME
  TAXES.....................................     (396,292)     (341,945)     (396,389)       (13,324)       1,609,912
PROVISION FOR INCOME TAXES (Note 14)........           --            --            --             --           62,000
                                               ----------    ----------    ----------     ----------       ----------
NET INCOME (LOSS)...........................   $ (396,292)   $ (341,945)   $ (396,389)    $  (13,324)      $1,547,912
                                               ==========    ==========    ==========     ==========       ==========
Net income (loss) per common share (Note
  17):
  Basic.....................................   $    (0.16)   $    (0.14)   $    (0.13)    $    (0.01)      $     0.31
                                               ==========    ==========    ==========     ==========       ==========
  Diluted...................................   $    (0.16)   $    (0.13)   $    (0.13)    $    (0.01)      $     0.29
                                               ==========    ==========    ==========     ==========       ==========
Weighted average number of common and common
  equivalent shares outstanding:
  Basic.....................................    2,500,730     2,506,712     3,037,484      2,594,928        5,005,129
                                               ==========    ==========    ==========     ==========       ==========
  Diluted...................................    2,541,990     2,547,972     3,037,484      2,636,188        5,312,228
                                               ==========    ==========    ==========     ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                                   SEEC, INC.

            STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

                   YEARS ENDED MARCH 31, 1995, 1996 AND 1997
            AND THE NINE MONTHS ENDED DECEMBER 31, 1997 (UNAUDITED)

                                          COMMON STOCK                                                           TOTAL
                                      --------------------    ADDITIONAL                      UNREALIZED      SHAREHOLDERS'
                                      NUMBER OF                 PAID-IN      ACCUMULATED    GAINS (LOSSES)      EQUITY
                                       SHARES      AMOUNT       CAPITAL        DEFICIT      ON INVESTMENTS     (DEFICIT)
                                      ---------    -------    -----------    -----------    --------------    -----------
Balance--April 1, 1994 (Note 1)....   2,036,750    $20,368    $    30,353    $  (993,123)      $     --       $  (942,402)
Exercise of stock options..........       3,394         34          1,616             --             --             1,650
Net loss for year..................          --         --             --       (396,292)            --          (396,292)
                                      ---------    -------    -----------    -----------       --------       -----------
Balance--March 31, 1995............   2,040,144     20,402         31,969     (1,389,415)            --        (1,337,044)
Exercise of warrants (Note 11).....      91,474        915          1,106             --             --             2,021
Acquisition of software rights from
  affiliate (Note 6)...............     226,305      2,263         (2,263)            --             --                --
Net loss for year..................          --         --             --       (341,945)            --          (341,945)
                                      ---------    -------    -----------    -----------       --------       -----------
Balance--March 31, 1996............   2,357,923     23,580         30,812     (1,731,360)            --        (1,676,968)
Issuance of common stock for:
  Conversion of notes and other
  long-term liabilities payable to
  related parties (Notes 9 and
  12)..............................     237,025      2,370        783,165             --             --           785,535
  Cash (Note 15)...................     211,425      2,114        745,326             --             --           747,440
Initial public offering, less
  issuance costs (Note 2)..........   2,070,000     20,700     12,929,054             --             --        12,949,754
Exercise of warrants (Note 11).....     124,460      1,244          1,244             --             --             2,488
Net loss for year..................          --         --             --       (396,389)            --          (396,389)
Unrealized losses on investments...          --         --             --             --        (67,600)          (67,600)
                                      ---------    -------    -----------    -----------       --------       -----------
Balance--March 31, 1997............   5,000,833     50,008     14,489,601     (2,127,749)       (67,600)       12,344,260
Exercise of stock options
  (unaudited)......................       2,263         23         16,385             --             --            16,408
Exercise of warrants (unaudited)
  (Note 11)........................      42,998        430            430             --             --               860
Net income for period
  (unaudited)......................          --         --             --      1,547,912             --         1,547,912
Unrealized gains on investments
  (unaudited)......................          --         --             --             --         90,654            90,654
                                      ---------    -------    -----------    -----------       --------       -----------
Balance--December 31, 1997
  (unaudited) (Note 1).............   5,046,094    $50,461    $14,506,416    $  (579,837)      $ 23,054       $14,000,094
                                      =========    =======    ===========    ===========       ========       ===========

   The accompanying notes are an integral part of these financial statements.

                                   SEEC, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                                        NINE MONTHS ENDED
                                                               YEARS ENDED MARCH 31,                       DECEMBER 31,
                                                      ---------------------------------------      ----------------------------
                                                        1995          1996           1997            1996             1997
                                                      ---------     ---------     -----------      ---------     --------------
                                                                                                   (UNAUDITED)   (CONSOLIDATED)
                                                                                                                    (NOTE 1)
                                                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)................................   $(396,292)    $(341,945)    $  (396,389)     $ (13,324)      $1,547,912
  Adjustments to reconcile net income (loss) to net
    cash used by operating activities:
    Depreciation...................................      13,389        14,351          36,050         10,583           57,439
    Provision for doubtful accounts................          --         6,836           9,392             --           46,166
    Proceeds from advance royalty..................     620,000       120,000              --             --               --
    Accrued non-current interest...................      46,046        46,048          13,420         13,420               --
    Accrued non-current royalty....................      10,785        11,588           1,291         (1,153)         (30,331)
    Changes in operating assets and liabilities:
      Accounts receivable--trade...................     (26,262)      (62,239)       (637,076)      (378,717)      (3,562,248)
      Accounts receivable--affiliate...............     (16,734)       15,742         (83,150)       (32,080)        (200,955)
      Prepaid expenses.............................     (17,260)      (21,041)       (138,476)       (91,110)         (62,747)
      Accounts payable--trade......................     (49,221)       14,020         246,362        169,544          144,111
      Accounts payable--affiliate..................     (43,923)           --          23,650         70,304          220,592
      Accrued payroll, related taxes and
        withholdings...............................     (27,794)       10,860         (23,770)        30,264          648,923
      Accrued interest payable.....................      13,075         7,175          (4,704)       (13,500)          11,793
      Accrued royalties............................          --            --          90,509         25,777          241,419
      Other accrued expenses.......................         279         5,972          76,044             --          264,584
      Deferred maintenance revenue.................      (2,174)        1,262          68,275         52,478          633,188
      Advance royalty..............................     (81,225)      (21,177)        (15,927)       (14,194)        (780,552)
      Customer advance.............................     (43,355)      (10,315)        (21,330)       (21,330)          47,723
      Accrued income taxes.........................          --            --              --             --           62,000
                                                       --------     ---------     -----------      ---------      -----------
Net cash used by operating activities..............        (666)     (202,863)       (755,829)      (193,038)        (710,983)
                                                       --------     ---------     -----------      ---------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of equipment and leasehold
    improvements...................................     (18,564)      (16,035)       (127,922)       (33,538)        (229,122)
  Purchase of short-term investments...............          --            --      (9,055,371)            --         (847,234)
                                                       --------     ---------     -----------      ---------      -----------
Net cash used by investing activities..............     (18,564)      (16,035)     (9,183,293)       (33,538)      (1,076,356)
                                                       --------     ---------     -----------      ---------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt.....................     300,000            --              --             --               --
  Repayment of long-term debt......................          --            --         (60,000)            --         (240,000)
  Proceeds from sale of common stock, net..........          --            --      13,697,194        747,440               --
  Exercise of common stock warrants and options....       1,650         2,021           2,488             --           17,268
                                                       --------     ---------     -----------      ---------      -----------
Net cash provided (used) by financing activities...     301,650         2,021      13,639,682        747,440         (222,732)
                                                       --------     ---------     -----------      ---------      -----------
Net increase (decrease) in cash and cash
  equivalents......................................     282,420      (216,877)      3,700,560        520,864       (2,010,071)
Cash and cash equivalents, beginning of period.....      45,298       327,718         110,841        110,841        3,811,401
                                                       --------     ---------     -----------      ---------      -----------
Cash and cash equivalents, end of period...........   $ 327,718     $ 110,841     $ 3,811,401      $ 631,705       $1,801,330
                                                       ========     =========     ===========      =========      ===========
Supplemental cash flow information:
  Cash paid during the period for interest.........   $      --     $  19,825     $    40,500      $  33,750       $   11,768
                                                       ========     =========     ===========      =========      ===========
  Purchase of software rights from affiliate (Note
    6).............................................   $      --     $   2,263     $        --      $      --       $       --
                                                       ========     =========     ===========      =========      ===========
  Conversion of debt to common stock (Notes 9 and
    12)............................................   $      --     $      --     $   785,535      $ 785,535       $       --
                                                       ========     =========     ===========      =========      ===========
  Unrealized gains (losses) on investments charged
    to shareholders' equity (deficit)..............   $      --     $      --     $   (67,600)     $      --       $   90,654
                                                       ========     =========     ===========      =========      ===========

   The accompanying notes are an integral part of these financial statements.

                                   SEEC, INC.

                         NOTES TO FINANCIAL STATEMENTS
           (Information for December 31, 1996 and 1997 is unaudited)

NOTE 1--BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     Business. SEEC, Inc. (the Company) provides a suite of software products and related services to assist primarily Fortune 1000 companies and similarly-sized business and governmental organizations in the maintenance and redevelopment of legacy COBOL software applications and related databases for large mainframe systems. The Company also provides solutions for the system redevelopment required for year 2000 compliance and to support the migration of existing COBOL applications from a mainframe to a client/server environment.

     The Company's PC-Windows-based products for COBOL application maintenance and redevelopment are designed to be alternatives to existing mainframe-based tools. Marketing efforts are conducted through the Company's direct sales force, a product distributor, and relationships with third party service providers under non-exclusive marketing licenses. The Company sells and supports its products and services from its Pittsburgh, Pennsylvania headquarters.

     The Company has a strategic software research and development alliance with ERA Software Systems Private, Limited (ERA), a software consulting and development group based in India. The Company and ERA are affiliated through common ownership (see Notes 6 and 7).

     Basis of Presentation. The December 31, 1997 financial statements include the accounts of SEEC Europe Limited, SEEC Inc.'s wholly-owned subsidiary organized April 28, 1997. All significant intercompany balances and transactions have been eliminated. The accompanying balance sheet as of December 31, 1997, the related statements of operations, changes in shareholders' equity (deficit), and cash flows for the nine months ended December 31, 1997, and the statements of operations and cash flows for the nine months ended December 31, 1996, have not been audited. However, in the opinion of management, they include all adjustments necessary for a fair presentation of the financial position, results of operations, and cash flows for the periods presented. The results of operations for the nine months ended December 31, 1997 are not necessarily indicative of results to be realized for any other interim period or for the full year.

     Foreign Currency Translation. Assets and liabilities of the Company's foreign subsidiary are translated at the rates of exchange at the balance sheet date, and related revenues and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as a currency component in shareholders' equity.

     Recapitalization. On January 15, 1997, the Board of Directors effected a 1-for-2.2094 reverse stock split in connection with the January 22, 1997 initial public offering of the Company's common stock. All shares, options, warrants and per share amounts in the accompanying financial statements have been adjusted to reflect the effects of this recapitalization.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash, Cash Equivalents and Concentrations of Credit Risk. The statements of cash flows classify changes in cash and cash equivalents (short-term, highly-liquid investments readily convertible into cash with an original maturity of three months or less) according to operating, investing or financing activities. Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash, temporary cash investments and accounts receivable.

                                   SEEC, INC.

           (Information for December 31, 1996 and 1997 is unaudited)

NOTE 1--BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     The Company places its cash and temporary cash investments with financial institutions which management considers to be of high quality; however, at times such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limit.

     Concentrations of credit risk with respect to accounts receivable result from a significant portion of revenues being derived from a small number of entities (see Notes 4 and 7); however, the Company's customer base is dispersed across many different industries and geographic areas. The Company generally extends credit to its customers without requiring collateral; however, it closely monitors extensions of credit and has not experienced significant credit losses.

     Short-Term Investments. Short-term investments consist of short duration fixed-income securities, primarily U.S. government agency issues and corporate bonds. The average duration of the short-term investment portfolio of debt securities is approximately two years. The Company's short-term investments are classified as available-for-sale and are carried at fair value with the net unrealized gain or loss reported as a separate component of shareholders' equity. Realized gains and losses are recognized in the results of operations.

     Revenue Recognition. Revenues are derived from the license of software products, customer support and maintenance contracts, and COBOL maintenance and redevelopment contracts, including year 2000 compliance solutions. Revenue from product sales is recognized upon shipment. Customer support and maintenance contract revenue is recognized ratably over the term of the related agreement. The Company provides programming and reengineering services under time and materials and fixed-price contracts. Revenues from time and materials contracts are recognized as the services are provided. Revenues from fixed-price contracts are recognized on achievement of specified performance milestones negotiated with customers. This method, which recognizes revenues on substantially the same basis as the percentage-of-completion method, is used because management considers milestones to be the best available measure of progress on these contracts. Provision for estimated losses on uncompleted contracts is made in the period in which such losses are determinable (see Note 7).

     Equipment and Leasehold Improvements. Equipment and leasehold improvements are stated at cost. Maintenance and repairs which are not considered to extend the useful life of assets are charged to operations as incurred.

     Depreciation and amortization is calculated using the declining-balance method. Estimated useful lives of assets are as follows: computer equipment--3 to 5 years; software and other equipment--5 years; furniture and fixtures--5 to 7 years; and leasehold improvements--life of the lease.

     Investment in Affiliate. The Company's investment in ERA, which represents an ownership interest of less than 10%, is accounted for at cost. Management does not believe that the common ownership interests of the Company and ERA are sufficient to enable either of them to exert significant influence necessary to require the Company's investment in ERA to be accounted for under the equity method of accounting. Further, in management's opinion, the use of the equity method of accounting would not have a significant effect on the Company's financial position or results of operations.

     Research and Development Costs. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" (SFAS 86), establishes criteria for capitalization of software development costs, beginning upon the establishment of product technological feasibility and concluding when the product is available for general release to customers.

     Management believes that in applying the above criteria, capitalizable costs must be carefully evaluated in conjunction with certain factors including, among other things, costs reimbursed by the ICICI grant (see

                                   SEEC, INC.

           (Information for December 31, 1996 and 1997 is unaudited)

NOTE 1--BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes 6 and 7), anticipated future revenues, estimated economic product life, amortization methodologies, and frequency of changes in software and hardware technologies. After carefully evaluating these factors, management concluded that the amounts which should have been capitalized pursuant to FAS 86, specifically costs incurred after technological feasibility is established and prior to general release of the software to customers, were immaterial and therefore no software development costs have been capitalized to date.

     Advertising Costs.  The Company expenses advertising costs as incurred.

     Stock-Based Compensation. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and reporting standards for stock-based employee compensation plans. The Company adopted this statement during the year ended March 31, 1997; however, it has elected to continue to account for stock options at their intrinsic value with disclosures of the effects of fair value accounting on net income (loss) and net income
(loss) per share on a pro forma basis (see Note 8).

     Income Taxes. Deferred federal and state income taxes arise from temporary differences and are accounted for using the asset and liability method to recognize their tax consequences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date (see Note 14).

     Net Income (Loss) per Common Share. Net income (loss) per common share has been computed in accordance with Financial Accounting Standards No. 128, "Earnings Per Share" (see Note 17).

     Financial Instruments. The estimated fair value of the Company's financial instruments, which include short-term investments, accounts receivable, accounts payable, notes payable and an off-balance sheet letter of credit, approximates their carrying value.

     Comprehensive Income. In June 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     SFAS 130 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.

     Segment Reporting. In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, (SFAS 131) which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate

                                   SEEC, INC.

           (Information for December 31, 1996 and 1997 is unaudited)

NOTE 1--BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     SFAS 131 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, it may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.

NOTE 2--CAPITAL STOCK AND INITIAL PUBLIC OFFERING

     In January 1997 the Company sold, through an underwritten public offering, 1,800,000 common shares. In February 1997 an additional 270,000 shares were sold pursuant to an underwriters over-allotment provision. The net proceeds of these sales, which totaled approximately $12,950,000, are expected to be used for expanded sales and marketing, new personnel, increased capital expenditures, working capital and other general corporate purposes. In connection with the initial public offering, the Company issued to underwriters warrants to purchase additional shares of common stock (see Note 11).

     In advance of the initial public offering, the Board of Directors authorized an amendment of the Company's Articles of Incorporation to increase the number of authorized shares of common stock to 20,000,000 shares and to authorize the issuance of 10,000,000 shares of preferred stock, without par value, issuable in series from time to time by the Board of Directors.

NOTE 3--SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

                                                                           UNREALIZED       MARKET
                                                                COST       GAIN (LOSS)      VALUE
                                                             ----------    -----------    ----------
March 31, 1997:
  U.S. Government agency securities.......................   $2,772,827     $ (13,716)    $2,759,111
  Corporate bonds.........................................      250,620           896        251,516
  Registered investment company consisting of U.S.
     Government and corporate fixed income securities.....    6,031,924       (54,780)     5,977,144
                                                             -----------     --------     -----------
                                                             $9,055,371     $ (67,600)    $8,987,771
                                                             ===========     ========     ===========
December 31, 1997--consolidated (unaudited):
  U.S. Government agency securities.......................   $3,035,213     $   9,326     $3,044,539
  Corporate bonds.........................................      555,377           787        556,164
  Registered investment company consisting of U.S.
     Government and corporate fixed income securities.....    6,312,015        12,941      6,324,956
                                                             -----------     --------     -----------
                                                             $9,902,605     $  23,054     $9,925,659
                                                             ===========     ========     ===========

     Management does not anticipate realization of the holding gain in the upcoming year due to the anticipated adequacy of cash and cash equivalents currently held to fund current operating requirements.

                                   SEEC, INC.

           (Information for December 31, 1996 and 1997 is unaudited)

NOTE 4--MAJOR CUSTOMERS

     During the years ended March 31, 1995, 1996 and 1997, a significant percentage of the Company's revenues was derived from a limited number of customers. Sales to Complete Business Solutions, Inc. (CBSI) represented approximately 41%, 32% and 19% of revenues, respectively, for such periods. Additionally, sales to ASD International (ASD) and Wheeling Pittsburgh Steel Corporation (WP) represented 14% and 10%, respectively, of revenues in 1996. Sales to VIASOFT represented 13% of the Company's total revenues for the year ended March 31, 1995. Accounts receivable from ASD and WP totaled $89,486 at March 31, 1996. Accounts receivable from CBSI totaled $152,757 at March 31, 1997.

     During the nine months ended December 31, 1996, sales to CBSI represented 20% of total revenues. During the nine months ended December 31, 1997, revenues from IBM Global Services (IBM) accounted for 11% of the Company's total revenues. Accounts receivable from CBSI totaled $118,271 at December 31, 1996. Accounts receivable from IBM totalled $856,378 at December 31, 1997.

NOTE 5--EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment and leasehold improvements consists of the following:

                                                                     MARCH 31          DECEMBER 31,
                                                               --------------------        1997
                                                                 1996        1997      -------------
                                                               --------    --------    (CONSOLIDATED)
                                                                                       (UNAUDITED)
Computer equipment..........................................   $ 52,393    $145,192      $ 277,775
Software and other equipment................................      8,707      31,258         75,119
Furniture and fixtures......................................     10,427      22,999         44,603
Leasehold improvements......................................         --          --         31,118
                                                               --------    --------      ---------
Total equipment and leasehold improvements..................     71,527     199,449        428,615
Accumulated depreciation and amortization...................    (43,834)    (79,884)      (137,367)
                                                               --------    --------      ---------
Equipment and leasehold improvements, net...................   $ 27,693    $119,565      $ 291,248
                                                               ========    ========      =========

NOTE 6--TRANSACTIONS WITH AFFILIATE

     The Company and ERA developed certain COBOL analysis software products (the Products) through their cooperative research and development efforts, which were funded in part through grants from the Industrial Credit and Investment Corporation of India, Ltd. (ICICI), an investment bank that administers an agreement between the governments of the United States of America and the Republic of India. The ongoing process of development of the Products commenced in 1990 and has been undertaken pursuant to the terms of various agreements among the Company, ERA and ICICI, which have been amended from time to time to reflect their evolving relationships.

     Until March 31, 1996, the Company had a 65% ownership interest in the Products and paid a royalty to ICICI (see Note 7), a 10% royalty to ERA based on revenues from sales or licensing of Products and a monthly research and development fee of $5,000 to ERA.

     Pursuant to a product purchase agreement (the Product Purchase Agreement) dated March 31, 1996, the Company acquired ERA's 35% interest in the Products in exchange for 226,305 shares of the Company's common stock. The transaction was assigned a nominal value of $2,263 to reflect the predecessor basis of ERA in the Products by applying the Company's accounting policy of expensing all research and development costs.

                                   SEEC, INC.

           (Information for December 31, 1996 and 1997 is unaudited)

NOTE 6--TRANSACTIONS WITH AFFILIATE (CONTINUED)

     Pursuant to the Product Purchase Agreement, the Company has agreed to pay the following to:

     - ERA--a research and development fee (royalty) equal to 10% of gross Product revenues (in no event will quarterly payments be less than $12,000) through December 31, 1996;

     - ICICI on behalf of ERA--5% of gross Product revenues until such aggregate payments (see Note 7) satisfy ERA's obligation to ICICI (the ERA Obligation) after which such payments shall cease; and,

     - ERA--a monthly maintenance fee of $5,000 for the first three years, $6,000 for the next three years, and thereafter in amounts to be mutually determined.

     Effective January 1, 1997, the Company and ERA agreed to amend the Product Purchase Agreement to eliminate the research and development fee (royalty) and the monthly maintenance fee described above. Concurrently, the Company and ERA agreed to an initial schedule of research and development projects to be performed by ERA at specified rates for the benefit of the Company. Various projects have been completed, and new projects are added on an ongoing basis as agreed to by the Company and ERA.

     Upon a change in control in ERA, as defined in the Product Purchase Agreement, the Company has the right to repurchase some or all of its common stock owned by ERA. In the event of a change in control in the Company, as defined, ERA has the right to request a renegotiation of any or all of the research and development provisions of the Product Purchase Agreement. Further, under certain circumstances, the Company has the right to purchase ERA's research and development facilities, at which time the Company will assume responsibility for repayment of any unpaid ERA Obligation under the June 1, 1990 ICICI Agreement (see Note 7).

     The Product Purchase Agreement, which remains in effect until terminated by either party, places certain restrictions on ERA's ability to design or develop similar products for itself or any third party for a period of two years subsequent to termination. The agreement also provides that all work performed subsequent to March 31, 1996 by ERA will be done on a work-for-hire basis; any products developed will be owned by the Company and will not result in any ownership rights to ERA.

     The Company also had an informal arrangement with ERA to administer the billing and collection function for a contract to provide consulting services to a corporation operating in the United States, for which the Company retained 10% of the collected revenues. The related contract expired in December 1996.

     Effective March 1, 1996, the Company formalized its marketing arrangements with ERA by entering into a marketing agreement to distribute the Company's products on a non-exclusive basis in India. The agreement, which can be terminated by either party after eighteen months, provides for royalties to be paid by ERA to the Company based on 40% of revenues (using the suggested international list prices established by the Company) from customers in India through September 1, 1996, and 50% thereafter. Royalties received under the terms of the marketing agreement amounted to $11,500 and $205,799 for the years ended March 31, 1996 and 1997, respectively, and $124,724 and $327,830 for the nine months ended December 31, 1996 and 1997, respectively.

                                   SEEC, INC.

           (Information for December 31, 1996 and 1997 is unaudited)

NOTE 6--TRANSACTIONS WITH AFFILIATE (CONTINUED)

     The Company incurred the following expenses in connection with its activities with ERA during the periods presented below.

                                                                                   NINE MONTHS ENDED
                                                  YEARS ENDED MARCH 31                DECEMBER 31
                                             ------------------------------    -------------------------
                                              1995       1996        1997       1996           1997
                                             -------    -------    --------    -------    --------------
                                                                                          (CONSOLIDATED)
                                                                                          (UNAUDITED)
Royalty expense...........................   $26,552    $18,941    $ 36,310    $27,266       $     --
                                             =======    =======    ========    =======        =======
Research and development fees.............   $60,000    $60,000    $129,218    $72,000       $158,664
                                             =======    =======    ========    =======        =======
Fees applicable to professional services
  provided by ERA employees...............   $ 5,636    $72,429    $ 77,078    $61,282       $  4,000
                                             =======    =======    ========    =======        =======

     During the nine months ended December 31, 1997, the Company paid to ERA fees totaling $183,250, consisting of a sales support fee and a maintenance support fee. These fees relate to certain U.S. sales where ERA was instrumental in effecting the sale and for which ERA will provide ongoing maintenance support to the customer.

NOTE 7--ROYALTY AGREEMENTS

     VIASOFT, Inc.--Effective December 1, 1993, the Company entered into a five-year license agreement (the License Agreement) with VIASOFT, Inc. (the Licensee) which generally granted to the Licensee a worldwide license to use and market certain of the Company's products on a private label basis. The License Agreement provides, among other things, for royalties of up to 30% of any license or maintenance fees related to licensed products and minimum advance royalty payments totaling $900,000 during the eighteen-month exclusivity period which expired on May 31, 1995.

     Pursuant to the terms of the agreement, the Company gave notice to VIASOFT on December 3, 1996 of its intention to terminate the License Agreement as a result of VIASOFT's not making additional minimum royalty payments of at least $1,000,000 during the twelve-month period preceding the third anniversary of the License Agreement. The Company received notice from VIASOFT that it did not intend to extend the License Agreement by making such minimum payments and acknowledging that the License Agreement would terminate effective June 4, 1997.

     The License Agreement had provided that, upon termination, the Company would be obligated to deliver to VIASOFT that number of copies of the licensed products equal to the balance of the advance royalty divided by the applicable licensed product royalty amounts. At such time as these copies were delivered to VIASOFT, the Company would recognize as income the balance of the advance royalty.

     On June 30, 1997, the Company received formal notice from VIASOFT that no further copies of the licensed products were to be delivered to VIASOFT, and that the Company was relieved of such obligation under the terms of the License Agreement. Accordingly, the $780,552 balance of the advance royalty has been recognized as software license revenue in the three months ended June 30, 1997.

     The Company had not received any royalty payments beyond the minimum advance royalty of $900,000, which was being recognized as income as copies of the licensed products were delivered to VIASOFT for resale, and, to a lesser extent, as royalties on the related maintenance revenues were reported to the Company by VIASOFT. Software license fees as presented in the accompanying statements of operations includes VIASOFT royalty income of $81,225, $21,177 and $15,927 for the years ended March 31, 1995, 1996 and

                                   SEEC, INC.

           (Information for December 31, 1996 and 1997 is unaudited)

NOTE 7--ROYALTY AGREEMENTS (CONTINUED)

1997, and $14,215 and $780,552 for the nine months ended December 31, 1996 and 1997, respectively. Total revenues from VIASOFT, including income from the advance royalty, represented 13%, 8% and 2% of the Company's total revenues for the years ended March 31, 1995, 1996 and 1997, and 1% and 9% for the nine months ended December 31, 1996 and 1997, respectively.

     The License Agreement also requires the Company to pay a royalty of 5% of sales of its products which contain or use a COBOL parser, up to $1,000,000, but in no event less than $100,000, over five years. Any unpaid royalties will be paid in twelve monthly installments starting in June 1999.

     ICICI--Pursuant to the terms of the June 1, 1990 ICICI agreement, as amended (the ICICI Agreement), the Company received a $255,000 grant to partially fund research and development costs to develop the Products in association with ERA. The grant program administered by ICICI was designed to accelerate the pace and quality of technological innovation through the promotion and financing of Indo-U.S. cooperative technology development ventures (see Note 6). ERA received a grant of Indian Rs. 4,000,000 ($111,480 at March 31, 1997) under the ICICI Agreement for similar purposes.

     The ICICI Agreement requires the Company and ERA to make royalty payments based on Product revenues up to a maximum of $525,000 and Indian Rs. 8,000,000 ($222,960 at March 31, 1997), respectively. The Company and ERA are jointly and severally obligated for payment of the royalties. However, subsequent to March 31, 1993, ICICI agreed to accept from the Company total royalties of 10% of Product revenues and 5% of revenues from Product maintenance and Product-related services in satisfaction of future royalties due from the Company and ERA. Total royalty expense under the ICICI Agreement for the years ended March 31, 1995, 1996 and 1997 amounted to $33,940, $34,006, and $122,585, and totaled $79,978 and $481,834 for the nine months ended December 31, 1996 and 1997, respectively.

     At March 31, 1997 and December 31, 1997, the balance of the maximum royalty obligation to be paid by the Company pursuant to the ICICI Agreement, after deducting accrued royalties at such dates, was $443,830 and $16,131, and the amount of the ERA Obligation (see Note 6) was Indian Rs. 3,245,870 ($90,465) at March 31, 1997. The ERA Obligation was fully accrued at December 31, 1997.

NOTE 8--STOCK OPTION PLANS

     On September 12, 1994, the Company's shareholders approved the SEEC, Inc. 1994 Stock Option Plan (the 1994 Plan) under which a maximum of 226,305 common shares, subject to anti-dilution adjustments, may be awarded during the 1994 Plan's ten-year term. On August 8, 1997, the Company's shareholders approved the SEEC, Inc. 1997 Stock Option Plan (the 1997 Plan), under which a maximum of 650,000 common shares may be awarded, through June 2007. Through December 31, 1997, stock options had been awarded under the 1994 Plan only. The purpose of the 1994 and 1997 Plans (collectively, the Plans) is to promote the interests of the Company and its shareholders by providing key employees with additional incentives to continue the success of the Company.

     Under the Plans, options are awarded by a committee designated by the Company's Board of Directors or, if no committee is designated, the full Board. Incentive stock options and non-qualifying stock options may be granted to purchase a specified number of shares of common stock at a price not less than the fair market value on the date of grant and for a term not to exceed 10 years. Options become exercisable at such times and in such installments as determined at the date of grant subject to continued employment and certain other conditions including a limited ability to sell or otherwise transfer shares issued pursuant to the Plans.

                                   SEEC, INC.

           (Information for December 31, 1996 and 1997 is unaudited)

NOTE 8--STOCK OPTION PLANS (CONTINUED)

     Stock option activity during fiscal years ended March 31, 1995, 1996 and 1997 was as follows:

                                                                YEAR ENDED MARCH 31
                                       ---------------------------------------------------------------------
                                               1995                    1996                    1997
                                       --------------------    --------------------    ---------------------
                                                  WEIGHTED                WEIGHTED                 WEIGHTED
                                                  AVERAGE                 AVERAGE                  AVERAGE
                                                  EXERCISE                EXERCISE                 EXERCISE
                                                   PRICE                   PRICE                    PRICE
           FIXED OPTIONS               SHARES    PER SHARE     SHARES    PER SHARE     SHARES     PER SHARE
------------------------------------   ------    ----------    ------    ----------    -------    ----------
Outstanding at beginning of year....       --       $ --       27,698       $.45        49,556      $  .45
Granted.............................   31,092       $.45       21,858       $.44        98,709      $ 4.40
Exercised...........................   (3,394)      $.44           --       $ --            --      $   --
Canceled............................       --       $ --           --       $ --        (1,810)     $ 3.31
                                       ------                  ------                  -------
Outstanding at end of year..........   27,698       $.45       49,556       $.45       146,455      $ 3.08
                                       ======                  ======                  =======
Options exercisable at end of
  year..............................   16,384                  21,318                   34,593
                                       ======                  ======                  =======
Weighted average fair value of
  options granted during the year...                           $  .04                  $   .87
                                                               ======                  =======

     Stock option activity during the nine months ended December 31, 1996 and 1997 was as follows:

                                                                  NINE MONTHS ENDED DECEMBER 31
                                                           -------------------------------------------
                                                                  1996                    1997
                                                           -------------------    --------------------
                                                               (UNAUDITED)            (UNAUDITED)
                                                                     WEIGHTED                WEIGHTED
                                                                      AVERAGE                 AVERAGE
                                                                     EXERCISE                EXERCISE
                                                                       PRICE                   PRICE
                     FIXED OPTIONS                         SHARES    PER SHARE    SHARES     PER SHARE
--------------------------------------------------------   ------    ---------    -------    ---------
Outstanding at beginning of period......................   49,556      $ .45      146,455     $  3.08
Granted.................................................    4,525      $3.31       79,525     $ 12.33
Exercised...............................................       --         --           --          --
Canceled................................................       --         --       (3,910)    $  4.44
                                                           ------                 -------
Outstanding at end of period............................   54,081      $ .69      222,070     $  6.37
                                                           ======                 =======
Options exercisable at end of period....................   27,744                  42,377
                                                           ======                 =======
Weighted average fair value of options granted during
  the period ...........................................   $  .51                 $  5.94
                                                           ======                 =======

     The Company accounts for the Plans using the intrinsic value method. Accordingly, no compensation cost has been recognized for the 1994 Plan. The pro forma data below reflects the effect had compensation cost for the 1994 Plan been determined based on the fair market value at the grant dates for the awards under the 1994 Plan in accordance with SFAS No. 123.

                                                                       YEAR ENDED
                                                                     MARCH 31, 1997
                                                                     --------------
Net (Loss)                As reported.............................     $ (396,389)
                          Pro forma...............................     $ (404,389)
Net (Loss) Per Share      As reported.............................     $     (.13)
                          Pro Forma...............................     $     (.13)

                                   SEEC, INC.

           (Information for December 31, 1996 and 1997 is unaudited)

NOTE 8--STOCK OPTION PLANS (CONTINUED)

     The fair value of each option grant is estimated on the date of grant using the Black-Sholes option-pricing model with the following assumptions used for grants for the year ended March 31, 1997: a risk free interest rate of 7%, dividend yield of zero, and expected weighted average term of 2.1 years. Volatility of 60% was only assumed in the estimation of fair value for options granted subsequent to the Company's initial public offering, for the year ended March 31, 1997. The estimated fair value of options granted in fiscal 1996 and resultant compensation costs were not significant.

     The following table summarizes information about stock options outstanding at December 31, 1997:

                            OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                  ----------------------------------------     -----------------------
                                  WEIGHTED       WEIGHTED                    WEIGHTED
                                  AVERAGE         AVERAGE                     AVERAGE
   RANGE OF                      REMAINING       EXERCISE                    EXERCISE
   EXERCISE       NUMBER OF     CONTRACTUAL        PRICE        NUMBER         PRICE
    PRICES         SHARES       LIFE (YEARS)     PER SHARE     OF SHARES     PER SHARE
--------------    ---------     ------------     ---------     ---------     ---------
$.44-.49            48,651           6.69         $   .45        39,660        $ .45
$3.31-4.00          81,944           8.89         $  3.84         2,717        $3.57
$8.13-$8.50         61,975           9.24         $  8.27            --        $  --
$16.76-$19.00       22,000           9.58         $ 17.34            --        $  --
$24.50               7,500           9.67         $ 24.50            --        $  --
                   -------                                       ------
                   222,070           8.60         $  6.37        42,377        $ .65
                   =======                                       ======

     During the year ended March 31, 1997, the Company issued non-qualified options to purchase a total of 11,315 shares of common stock at exercise prices of $3.62 and $7.25. During the nine months ended December 31, 1997, the Company issued non-qualified options to purchase a total of 45,000 shares of common stock at an exercise price of $20.75, and options to purchase 2,263 shares of common stock were exercised at an exercise price of $7.25.

     At December 31, 1997, non-qualified options to purchase a total of 54,052 shares of common stock were outstanding, exercisable as follows:

EXERCISE         NUMBER OF
 PRICE            SHARES                          EXERCISABLE
--------         ---------         ------------------------------------------
$3.62               9,052          4,526 each at August 30, 1997 and 1998
$20.75                             15,000 each at August 8, 1998, 1999 and
                   45,000          2000

                                   SEEC, INC.

           (Information for December 31, 1996 and 1997 is unaudited)

NOTE 9--NOTES PAYABLE TO RELATED PARTIES

     Notes payable to related parties consisted of the following:

                                                                    MARCH 31           DECEMBER 31
                                                              --------------------         1997
                                                                1996        1997      --------------
                                                              --------    --------    (CONSOLIDATED)
                                                                                      (UNAUDITED)
Unsecured note payable to a director with
  interest at 7% due June 1996.............................   $ 50,000    $     --       $     --
Unsecured note payable to shareholder with
  interest at 7% due June 1996.............................     95,000          --             --
Unsecured advance from shareholder with imputed
  interest at 7%...........................................     75,000          --             --
10% subordinated notes due April 1997--Series I............    100,000          --             --
10% subordinated notes due September 1997--Series II
  (including $25,000 to a director)........................    125,000          --             --
Accrued interest...........................................    154,638          --             --
                                                              --------         ---            ---
                                                              $599,638    $     --       $     --
                                                              ========         ===            ===

     In connection with negotiating the terms of the notes and advances payable, the Company issued warrants, on the basis of one warrant (pre-split) for each dollar of loan principal, to purchase 201,403 shares of common stock at $.02 per share (see Note 11).

     Interest charged to expense on the notes payable to related parties for the years ended March 31, 1995, 1996 and 1997 totaled $37,150, $37,152 and $11,054, respectively, and $11,054 for the nine months ended December 31, 1996.

     Effective July 1996, all of the outstanding principal and accrued interest due to the related parties was converted into 184,198 shares of the Company's common stock at a value of $3.31 per share. Accordingly, the entire balance of notes payable has been classified as long-term at March 31, 1996.

NOTE 10--LONG-TERM DEBT

     The Company was a party to a term loan agreement with ICICI pursuant to which ICICI made a loan of $300,000 to the Company. The loan was secured by the Company's trade accounts receivable and equipment and required interest at the prime rate plus 2.5% (limited to a floor of 6% and ceiling of 9%). Quarterly principal payments of $30,000 were originally scheduled to commence December 15, 1995. On July 23, 1996, the ICICI term loan agreement was amended to defer the start of the quarterly payments until December 15, 1996.

     The entire outstanding balance of principal and interest was repaid on June 30, 1997.

NOTE 11--COMMON STOCK WARRANTS

     At March 31, 1995, 1996 and 1997, the Company had outstanding warrants to purchase 258,932, 167,458 and 249,998 shares of the Company's common stock, respectively (see Notes 2, 9 and 12). All warrants are exercisable at $.02, except for certain warrants outstanding at March 31, 1997 to purchase 207,000 shares of common stock at $8.70 per share. These warrants, which were issued to the underwriters in connection with the Company's initial public offering, are not exercisable until January 22, 1998. Warrants for 91,474 and 124,460 shares were exercised as of March 18, 1996, and March 25, 1997, respectively. At March 31, 1995, 1996 and 1997 and December 31, 1997, 258,932, 167,458, 249,998 and
207,000 shares of common stock,

                                   SEEC, INC.

           (Information for December 31, 1996 and 1997 is unaudited)

NOTE 11--COMMON STOCK WARRANTS (CONTINUED) respectively, were reserved for issuance upon the exercise of outstanding warrants. All outstanding warrants at December 31, 1997 will expire on January 22, 2002.

NOTE 12--DUE TO OFFICERS/SHAREHOLDERS

     A portion of the annual salaries of two officers and shareholders, aggregating $127,106, was deferred. Interest at 7% has been accrued on the deferred salaries. The Company also issued warrants, on the basis of one warrant (pre-split) for each dollar of deferred salary, to purchase 57,529 shares of common stock at a value of $.02 per share (see Note 11). Interest of $8,896 was charged to expense during each of the years ended March 31, 1995 and 1996, and $2,595 for the year ended March 31, 1997. Effective July 1996, the entire balance of principal and accrued interest was converted into 52,827 shares of the Company's common stock at a value of $3.31 per share.

NOTE 13--OPERATING LEASES

     In early 1998 the Company will move into a new headquarters facility under an operating lease executed in November 1997. In addition to minimum rentals, the lease provides for adjustments relating to changes in real estate taxes and other operating expenses. The operating lease agreement under which the Company's current headquarters are occupied expired on December 31, 1997 and has been extended on a monthly basis until the move is completed. The Company also rents six remote offices, including five sales offices and the headquarters facility of the Company's subsidiary based in the United Kingdom. Management intends to renew or replace these leases during the normal course of business.

     Total rent expense incurred for all leases during the years ended March 31, 1995, 1996 and 1997 amounted to $20,350, $23,710 and $48,849, and totaled
$28,650 and $122,601 for the nine months ended December 31, 1996 and 1997, respectively. Future minimum rental payments as of December 31, 1997 under leases having noncancelable lease terms in excess of one year are as follows:

                             YEAR ENDING MARCH 31,
        ----------------------------------------------------------------
        1998 (three-month period).......................................   $   34,034
        1999............................................................      332,729
        2000............................................................      310,658
        2001............................................................      294,894
        2002............................................................      294,894
        2003............................................................      294,894
                                                                           ----------
                                                                           $1,562,103
                                                                            =========

NOTE 14--INCOME TAXES

     No provision for income taxes was recorded for the years ended March 31, 1995, 1996 and 1997 and the nine months ended December 31, 1996, due to the Company's significant net operating loss position. As presented below, the Company calculated a deferred tax benefit; however, a corresponding valuation allowance was recorded to offset the deferred benefit of net operating loss carryforwards and reversing temporary differences, since management could not determine that it was more likely than not that the benefit can be realized in the foreseeable future.

                                   SEEC, INC.

           (Information for December 31, 1996 and 1997 is unaudited)

NOTE 14--INCOME TAXES (CONTINUED)

     The components of the net deferred tax asset are as follows:

                                                                                MARCH 31
                                                                         ----------------------
                                                                           1996         1997
                                                                         ---------    ---------
Net deferred tax asset (liability) resulting from using the cash method of accounting for tax reporting, attributable to:
  Accounts payable....................................................   $  27,571    $ 126,577
  Accrued payroll and related taxes...................................      18,839        8,733
  Deferred maintenance revenue and advance royalty....................     350,950      372,549
  Accrued interest payable............................................      90,879        6,414
  Accrued royalties...................................................      11,982       49,858
  Deferred compensation...............................................      52,444           --
  Accounts receivable, net............................................    (100,533)    (359,937)
  Prepaid expenses....................................................     (16,394)     (73,529)
  Other, net..........................................................      39,745        4,819
                                                                         ---------    ---------
                                                                           475,483      135,484
Tax effect of federal and state net operating loss carryforwards......     263,301      779,169
                                                                         ---------    ---------
Net deferred tax asset................................................     738,784      914,653
Valuation allowance...................................................     738,784      914,653
                                                                         ---------    ---------
Deferred tax asset, net...............................................   $      --    $      --
                                                                         =========    =========

     The Company has unused net operating loss carryforwards available at March 31, 1997 that may be applied to reduce future taxable income and expire as follows:

                                                               NET OPERATING LOSS
EXPIRES DURING                                                   CARRYFORWARDS
 YEAR ENDING                                               --------------------------
   MARCH 31                                                 FEDERAL          STATE
--------------                                             ----------      ----------
    1998................................................   $       --      $  630,442
    2000................................................           --       1,092,226
    2006................................................       65,955              --
    2007................................................       70,111              --
    2008................................................      230,949              --
    2010................................................       53,743              --
    2011................................................      255,274              --
    2012................................................    1,092,226              --
                                                           ----------      ----------
                                                           $1,768,258      $1,722,668
                                                           ==========      ==========

     If an "ownership change" were to occur, within the meaning of the Internal Revenue Code of 1986, as amended, the utilization of net operating loss carryforwards would be subject to an annual limitation.

     The expected statutory tax benefit of the Company's financial accounting losses for the years ended March 31, 1995, 1996 and 1997 have not been recorded due to the uncertainty of their ultimate realization. While the need for the valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the carryforwards will be recorded in future operations as a reduction of the Company's income tax expense. During the nine months ended December 31, 1997 the Company reduced the valuation allowance in order to reflect year-to-date taxable income.

                                   SEEC, INC.

           (Information for December 31, 1996 and 1997 is unaudited)

NOTE 15--RELATED PARTY TRANSACTIONS

     In September 1996 the Company sold 4,139 shares of common stock to a director and 43,450 shares to family members of a director at a value of $3.62 per share, for an aggregate purchase price of $172,440.

NOTE 16--COMMITMENTS AND CONTINGENCIES

     The Company has entered into employment/severance (change in control) agreements with four executive officers and has employment agreements with certain key employees which provide for minimum annual salaries and automatic annual renewal at the end of the initial two-year term. The agreements generally contain, among other things, confidentiality agreements, assignment to the Company of inventions made during employment (and under certain circumstances for two years following termination of employment) and non-competition agreements for the term of the agreements plus two years.

     The executive employment/severance agreements provide for payments of up to one year's compensation if there is a change of control in the Company, as defined, and a termination of employment. The maximum contingent liability under these agreements was approximately $363,000 at December 31, 1997.

     The Company had an outstanding irrevocable letter of credit in the amount of $300,000 at December 31, 1997. This letter of credit, which expires on November 19, 2000, serves as collateral on the lease obligation entered into in November 1997 in connection with the Company's headquarters facility (see Note
13).

NOTE 17--EARNINGS PER SHARE

     Earnings per share (EPS) for all periods presented is computed in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). The provisions and disclosure requirements for SFAS No. 128 were required to be adopted for interim and annual periods ending after December 15, 1997, with restatement of EPS for prior periods.

     The following is a reconciliation of the denominators (the number of shares) of the basic and diluted EPS. The numerator (earnings or net income) is the same for the basic and the diluted EPS computations for all periods presented.

                                                                                   NINE MONTHS ENDED
                                               YEARS ENDED MARCH 31,                  DECEMBER 31,
                                        ------------------------------------    ------------------------
                                          1995         1996          1997          1996          1997
                                        ---------    ---------    ----------    ----------    ----------
Basic shares.........................   2,500,730    2,506,712     3,037,484     2,594,928     5,005,129
Effect of dilutive
  securities--options and warrants...      41,260       41,260            --        41,260       307,099
                                        ---------    ---------     ---------     ---------     ---------
Diluted shares.......................   2,541,990    2,547,972     3,037,484     2,636,188     5,312,228
                                        =========    =========     =========     =========     =========

     For the nine months ended December 31, 1997, options and warrants to purchase 12,500 shares and 45,000 shares, respectively, were excluded from the computation of diluted EPS because the options and warrants' exercise prices were greater than the average market price of the common shares.

     Basic EPS and diluted EPS for the years ended March 31, 1995 and 1996, and for the nine months ended December 31, 1996, are computed in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 83 (SAB 83) by applying the treasury stock method. Pursuant to SAB 83, common and common equivalent shares issued by the Company during the twelve months immediately preceding a proposed public offering at prices substantially below the initial public offering price, together with common share equivalents which result from the grant of common stock options having exercise prices substantially below the initial public offering price during the same period, have been included in the calculation of the shares used in

                                   SEEC, INC.

           (Information for December 31, 1996 and 1997 is unaudited)

NOTE 17--EARNINGS PER SHARE (CONTINUED)

computing net income (loss) per share as if they were outstanding for all periods prior to the initial public offering.

     Common equivalent shares, consisting of warrants and stock options issued more than twelve months prior to the Company's filing date of its initial registration statement (October 11, 1996), have not been included in the computation of net loss per common share for the years ended March 31, 1995 and 1996, and for the nine months ended December 31, 1996, because their effect was antidilutive.

     No dealer, salesperson or any other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date of the Prospectus.

                            ------------------------

                               Table of Contents

                                             Pages
                                             -----
Prospectus Summary........................      3
Risk Factors..............................      7
Use of Proceeds...........................     17
Price Range of Common Stock...............     17
Dividend Policy...........................     17
Capitalization............................     18
Dilution..................................     19
Selected Financial Data...................     20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................     21
Business..................................     33
Management................................     48
Certain Transactions......................     56
Principal and Selling Shareholders........     59
Description of Capital Stock..............     61
Shares Eligible for Future Sale...........     63
Underwriting..............................     65
Legal Matters.............................     66
Experts...................................     66
Additional Information....................     66
Index to Financial Statements.............    F-1



                                1,310,000 SHARES

                                      SEEC
              SOLUTIONS FOR MAXIMIZING INFORMATION RESOURCES (TM)


                                  COMMON STOCK

                         -----------------------------

                                   PROSPECTUS
                               February 13, 1998

                          ----------------------------
                                 UBS SECURITIES

                          H.C. WAINWRIGHT & CO., INC.

                                CRUTTENDEN ROTH
                                  INCORPORATED